UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 7, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

“This Form 6-K contains our Annual Report for the fiscal year ended December 31, 2006, the Notice of the Annual General Meeting of the Shareholders dated 24th April 2007, and the Form of Voting Card, each of which has been mailed to holders of our Equity Shares. Also included in this Form 6-K is the Depositary’s Notice of the Annual General Meeting of Shareholders and the Form of Proxy Card, each of which have been mailed to holders of American Depositary Shares. The information contained in this Form 6-K shall not be deemed “filed” for the purposes of section 18 of the Securities Exchange Act, 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing”.

expanding horizons

Annual Report 2006

contents

Highlights 2006

Key Performance Indicators: 2001-06

Letter to Shareholders

Full-Spectrum Services

Spirit of Innovation

People Strategies

Infrastructure Growth

Directors’ Report

Management Council

Senior Management

Board of Directors

Corporate Governance Report

Standalone Financials under Indian GAP

Management’s Discussion and Analysis of Consolidated Financials under Indian GAAP

Consolidated Financials under Indian GAP

Management’s Discussion and Analysis of Consolidated Financials under US GAAP

Consolidated Financials under US GAP

Risk Management

Patni World-wide

Corporate Information

Horizons are there to be transcended. And expanded. Tantalizing limits of perception, beyond which unfold whole new worlds. To look beyond is to aim for excellence.

Glory continues to beckon the Indian IT industry. Now a mature and respected sector in the global IT services landscape, the industry’s growing stature is reflected both in terms of scope and scale of business wins. And global reach too, as Indian IT companies relentlessly expand their global delivery footprint.

Opportunities flourish; yet, paradoxically, are becoming increasingly ephemeral – ruthlessly appropriated by the most nimble of thought and visionary of outlook. In this evolving new world order, the key to success lies in expanding horizons.

highlights of achievements: 2006

During the year, we made significant progress towards our objective of improving our operating margins, while driving growth through the addition of new service lines and increasing our resource delivery footprint to our global customers. We also forged several new alliances and were proud to be honoured with a host of prestigious global awards and recognitions.

•      Revenues increased by 28.5%, from US$450.3 million in CY 2005 to US$578.9 million in 2006; corresponding net income increased by 30%, from US$60.9 million in 2005 to US$79.2 million in 2006.

•      92 new clients added, taking the number of active client relationships to 239; the number of ‘million dollar’ relationships increased to 74. Percentage of repeat business continued to be stable at 91.5%.

•      Approximately 1,000 net additions made to the employee strength, taking the total to 12,804 worldwide; twelve people joined at VP level and above, during the year.

•      450, 000 sq. ft. of space added in Mumbai, Hyderabad, Noida and Pune; acquired land at four new locations in Noida, Pune, Hyderabad and Kolkata.

•      Opened a new regional development center at Bloomington, Illinois, to expand our onshore operations in the US.

•      Launched the Legacyx Solution Framework - a comprehensive and robust suite of methodologies, tools, templates and best practices that provide insurance customers a low-risk and proven approach to modernizing their legacy environments.

•      Acquired US-based ZAiQ Technologies - a design and verification company in Massachusetts; this acquisition will enable Patni to meet the growing demand for ASIC-based services in vertical markets such as consumer electronics, telecom, computing and wireless.

key performance indicators: 2001-06

Revenues US$ (mn)	Operating Income US$ (mn)	Earnings after Tax US$ (mn)

* Excluding additional provision for prior years’ tax review by IRS and review by Department of Labor of Patni’s US operations, leading to an increase in gross profit and operating income by approximately US$ 7.0 million and decrease in net income by US$ 19.9 million.

Awards and Recognitions

•      Received the “Frost & Sullivan Customer Service Leadership Award” in the IT Services Market for 2006.

•      Ranked highest among Indian Offshore Supply Chain Solution Providers in a customer satisfaction survey conducted by Forrester Research Inc.

•      Ranked at #6 in the list of Best Managed Global Outsourcing Vendors for 2006, by the Brown & Wilson’s Black Book of Outsourcing.

•      Rated 1st among the “Top 5 Engineering Services Providers”, 2nd among the “Top leaders in Human Capital Development”, and 6th among the “Top 10 best performing IT Service Providers”, in the ‘Global Services 100’ published by Global Services and neoIT.

•      Identified as “having the highest consulting capabilities”, in ARC Advisory Grop’s review offshore companies, for implementing Master Data Management (MDM) solutions and for providing high-end consulting with respect to data quality and governance issues.

•      Recognized as one of ‘The Giant 100’ companies at the first CIO 100 awards in India, for demonstrating excellence in deploying technology solutions to deliver optimum business value.

•      Received an accreditation from MSPAlliance’s Managed Services Accreditation Program; significantly, Patni is the first offshore service provider to get this recognition.

•      Received the Jamnalal Bajaj Fair Practices Award for 2006, bestowed by the Council for Fair Business Practices, Mumbai.

Basic and Diluted Earnings per Share (US$)	Book Value per Share (US$)	Number of Employees

letter to shareholders

chairman’s review

Our performance in CY 2006 once again underscored the Company’s ability to deliver sustained growth by leveraging the advantages of our highly scalable business model to deliver revenue growth and margin expansion.

Patni delivered strong growth during 2006 through revenue expansion across diverse segments of our clients. We successfully grew several of our focused vertical and technology segments, across most regions globally. A strong focus on improving our operating efficiencies and resource utilization, efficient management of our cost structure, accompanied by new client acquisitions, also showed significant results.

Recognizing that our growth and emergence as a leader in the global IT arena requires a world class global organization with a sharp operational focus, we restructured our Executive Team. Mrinal Sattawala was appointed as the Chief Operating Officer. With 20 years in the company and being a long-term member of the Management Team, Mrinal brings to this position a significant breadth of strategic and operating experience. He now has overall operational responsibility for all business units at Patni and for the execution of strategies laid out for the growth of the company.

We appointed Surjeet Singh as our new Chief Financial Officer. Surjeet has around two decades of global multi-industry senior management experience in finance, business planning and global supply chain functions. He has a successful track record of building finance as a key business enabler.

Among some of our significant developments during the year:

•      We acquired US-based ZAiQ Technologies - a design and verification company; this acquisition is expected to enable us meet the growing demand for ASIC-based services in vertical markets such as consumer electronics, telecom, computing and wireless.

•      To strengthen our vertical practices, we forged several new alliances with global players like SAP India, JBoss, Clear Technologies, Eagle Investment Systems, Savvion, Kurt Salmon Associates, and Sage Software India.

•      We opened a new regional development center at Bloomington, as part of our corporate strategy to build strong, onsite operations to achieve leadership in important markets and satisfy customer demand. We also opened a new sales office at Dubai in the Middle East.

•      Our ‘Propel’ initiative enabled us to significantly improve our operational efficiency in several key areas including our ‘utilizations’, project efficiencies and pyramid management.

Overall, our business visibility remains strong and we remain confident in our ability to expand existing relationships, move into new service lines, verticals and geographies and add new clients; we are confident that we can continue to drive growth and achieve our strategic corporate objectives in 2007 and beyond.

Industry Environment

2006 was a year of achievements for the Indian IT industry growth story, driven by a maturing appreciation of and growing importance in the global IT services business. Industry performance was marked by sustained double digit revenue growth, steady expansion into newer service lines, increased geographic penetration and an unprecedented rise in investments by multinational corporations expanding their India operations. This stellar performance was also reflected in the growing share of Indian firms in large global contracts, in terms of both scope and scale.

As per the National Association of Software and Service Companies (NASSCOM’s) ‘Strategic Review 2007’, service and software exports remain the mainstay of the IT sector. While the US and UK remain dominant markets, firms are also keenly exploring new geographies for business development to strengthen their global delivery footprint. Banking, Financial Services and Insurance, Telecom and Manufacturing are key verticals, accounting for nearly 60% of the total;  Retail, Media, Utilities, Healthcare and Transportation are also rapidly growing sectors.

IT services exports, accounting for 55-57% of total exports, are growing at an estimated 36% and are expected to reach US$18.1 billion in FY 2007. Newer areas of application and infrastructure management and testing are gaining traction, with their share in the business-mix growing steadily. BPO continues to grow in scale and scope with firms increasingly adopting a vertical focused approach. Lastly, increasing traction in offshore product development and engineering services is supplementing India’s efforts in own IP creation.

Service-line expansion is enabling service providers in taking on larger and more complex deals and is driving up the average size of contracts awarded to Indian firms. High offshore components of delivery and superior execution in multi-location delivery continue to be key differentiators. The broad-based industry structure reflects the depth of the supply-base. While the larger players continue to lead growth, gradually increasing their share in the industry aggregate; several high-performing SMEs also stand out.

During 2006, worldwide technology and related services spending crossed US$1.5 trillion in 2006, growing at 7.7% over 2005. However the size and scope of this opportunity and the strategic advantages in realizing its potential are significantly larger. The Indian IT industry continues to be uniquely advantaged to best address these opportunities. Timely, coherent and continued action is needed to ensure that India makes the most of these opportunities and maintains its lead.

Corporate Performance

The Company reported a revenue growth of 28.5% from US$ 450.3 million in CY 2005 to US$578.9 million in 2006; corresponding net income increased by 30%. Gross Margins showed an overall growth of 24.6% in 2006 at US$201.6 million, as compared to US$161.9 million in 2005.

2006 also stood out for the numerous awards and recognitions that Patni received from reputed global institutions and research bodies. Amongst these were:

•      “CIO 100” award, given to Indian companies that demonstrate excellence in deploying technology solutions.

•      “Frost & Sullivan Customer Service Leadership Award” in the IT Services Market for 2006.

2006 also stood out for the numerous awards and recognitions that Patni received from reputed global institutions and research bodies.

•      Brown & Wilson’s Black Book of Outsourcing ranked Patni at #6 in the list of Best Managed Global Outsourcing Vendors for 2006.

•      2007 Global Services 100 published by Global Services -Online and neoIT rated us 1st among the “Top 5 Engineering Services Providers” and 2nd among the “Top leaders in Human Capital Development”.

Focus Brings Rewards

In the second year of our verticalization initiative, we continued to bring in rewarding results.

Insurance continued to remain our largest vertical. We launched Legacyx -  a new solution framework aimed at helping insurers develop and implement their legacy renewal strategy. We entered into a strategic alliance with Clear Technology, Inc. which will help us serve our clients in the UK and US better.

Our Financial Services vertical saw significant growth coming from long-term client relationships, even as we added new customers. We entered into a strategic alliance with Eagle Investment Systems LLC focused on the global investment management community. 2006 also marked our significant success in the Financial Services BPO market.

During the year, growth in the Manufacturing vertical was enabled by new customer acquisition and further expansion of key existing accounts. Besides increasing focus around ‘solutions-oriented sales’, the practice was successful in generating business in newly launched service offerings mainly Business Process Consulting and an integrated end-to-end offering in Business Process Outsourcing and Application Development & Maintenance services.

Our Telecom vertical expanded its global footprint and scale in 2006 with its successful strategy of integrated services that include consulting, systems integration and application development and management. We successfully opened up new growth markets in the European Union and the Middle East. Significantly, we have become a global leader for IT services in telecom that require deep domain expertise in core areas such as ‘mobile virtual network operator’ - MVNO.

The Product Engineering Services (PES) vertical continued to deliver outstanding growth in 2006, servicing some of the world’s leading R&D and Technology enterprises, and OEMs. The business unit made inroads into the semiconductor space, with the acquisition of ZAiQ Technologies in 2006. This has helped to bring substantial synergies in the areas of ASIC design & verification for the Company. PES continues to be our growth engine as we enter the next wave of R&D outsourcing. The medical electronics practice of PES achieved the ISO 13485:2003 certification, an international quality management standard for medical devices and related services.

The Growth Industries business unit targeted its focus on to two practices: namely Retail and Logistics & Transportation. A significant number of new accounts were added in the US. A strategic alliance with Kurt Salmon Associates was established, which will gain us entry into large retail customers in the US over 2007 and beyond.

In 2006, we continued to build and strengthen our horizontal services lines.

The Enterprise Application Solutions business unit recorded significant growth in 2006, backed by several new account wins and expansion in existing accounts. We achieved the first-ever ERP implementation in the reclaimed rubber industry, with the successful implementation of mySAP ERP solution at Gujarat Reclaim and Rubber Products Ltd., the largest producer of reclaimed rubber in Asia. Our NetWeaver-compliant solution - Inventory Optimizer, was also globally certified by SAP.

Patni was ranked as the highest among Indian offshore supply chain solution providers in a customer satisfaction survey conducted by Forrester Research in June 2006.

Infrastructure Management Services saw growth mainly from new clients. We were ranked as a strong performer in the infrastructure space by Gartner Group and Forrester Research. We became the first offshore provider to receive accreditation from Managed Service Providers Alliance.

The BPO practice added significant new Knowledge Process Outsourcing capabilities in actuarial, benefits administration and investment analytics services. The practice also signed a major global deal in the Benefits Administration and Actuarial domain. In addition to English language support in Europe and APAC region, the BPO practice added support in languages like Japanese, Mandarin, French, Spanish, Italian and German.

The Verification & Validation Center of Excellence (CoE) has continued to expand its footprint across all verticals. Revenue growth was enabled by expansion of existing service offerings such as Managed Test Center, End-to-End Testing and Test Process Consultancy. Also, new service lines in ERP, SOA, BI domains were introduced. Test automation and performance testing service lines are seeing growing demand from customers.

Business Intelligence CoE continued to provide stronger support to our verticals through competencies in Business

Intelligence/Data Warehousing (BI/DW) technologies, enhanced consulting services and R&D on emerging technologies. Serving as a comprehensive one-stop-shop for BI/DW solutions to customers, we made some major wins in the APAC and North America regions. Our consulting services - BI tools standardization and data quality consulting services has seen good demand from customers, earning for the Company recognition from a leading analyst - the ARC Advisory Group.

The Business Process Management (BPM) CoE’s ‘intellectual property’ (IP)-centric services model coupled with partnerships with BPM product leaders like Savvion enabled the CoE to deliver some significant solutions for our customers. The CoE has developed a composite applications reference framework and a suite of process templates for manufacturing and financial services businesses.

We have a robust sales strategy and go-to-market plan for 2007. We have aligned our sales teams towards growing key accounts and driving new business.

The IT Governance CoE grew by offering proprietary and comprehensive life-cycle services spanning advisory & consultative services, multi-platform implementation and application development & maintenance services, and specialized value-added services.

Regional Performance

Our US sales – fully verticalized under the leadership of the National Industry Service Groups, achieved a growth of 23% in 2006.

Europe continued to show good growth rate, with revenues increasing by 65%; sixteen new accounts were added.

Our Asia Pacific sales experienced a growth of 24%. In Australia, we made inroads into the Government sector.

Infrastructure

During 2006, we added 450, 000 sq. ft. of space at Mumbai East, Hyderabad, Noida and Pune.

Phase 1 of our new state-of-the-art development center in Airoli became operational in November 2006, making available 1800 seats. The balance three software blocks, an employee care centre and a training block with residential facilities will become operational by mid 2007. The total capacity will be 4,500 seats and a training facility for 500 persons. The state-of-the-art campus is sure to become an IT landmark in Mumbai.

In keeping with the company’s policy to build its own campuses, we have acquired land in four locations, namely Noida, Pune, Hyderabad and Kolkata, in addition to the land we already have in Mumbai and Chennai.

People Initiatives

We continue to build our management team and globalize our workforce. At the close of the year 2006, our employee strength stood at 12,804 with approximately 1,000 net additions over 2005. Twelve people joined us organization-wide in 2006 at Vice-President level and above. At the entry level, 1,300 offers have been made in campus recruitment drives.

In a bid to strengthen the leadership pipeline, we have identified 47 young leaders as part of a fast track program. They have been assigned to 31 mentors across the organization who will groom these young leaders for higher roles.

During 2006, Patni Academy for Competency Enhancement (PACE) delivered over 90,000 person days of technical training and 13,000 days of behavioral and leadership training, averaging to over 8 person days per employee. Patni now has over 150 certified Project Management Professionals within the Company. PACE also launched a new service, Customized Learning Solutions, for Patni customers across the globe.

2007 and Beyond

In 2006, we recorded 28% growth. While this is not a small achievement by any standards, the industry average touched 34% growth, while some of our peers raced ahead with an impressive 44% growth. The challenge for us going forward is to make sure we can drive growth to exceed industry averages and meet top tier benchmarks, while sustaining and expanding our recent gains in delivery efficiency and stronger financial management. We must integrate the elements that enable our key competitors to grow much faster.

Though we have a formidable task ahead of us, we are well-equipped to achieve our business objectives. We have a robust sales strategy and go-to-market plan for 2007. We have aligned our sales teams towards growing key accounts and driving new business. We have successfully put mechanisms in place to achieve the operational efficiency at par with the leaders in the industry.

I believe that we have a robust foundation in place and an organization that is committed to enable Patni reach new levels of excellence in the future.

Regards,

Narendra K. Patni

Value has little to do with cost. Better a trusted advisor than a low-cost provider.

full-spectrum services

As global sourcing of IT services becomes mainstream, customers have started looking beyond the value-proposition of cost reduction, productivity enhancements, and quality improvements. The focus has shifted to strategic business impact or transformation in business performance. Fuelled by the passion to be on the vanguard of customer leadership, Patni has expanded its portfolio of services to align itself with the evolving customer expectations. Patni’s expanded services portfolio spans the entire value-chain of IT services, including IT Outsourcing, Business Process Outsourcing and Infrastructure Management. Recently, we have added Business Consulting, and IT Strategy Consulting to our services mix.

We have also leveraged strategic alliances with industry leading software companies to develop new service capabilities. Mergers and Acquisitions has given a further fillip to this initiative focussing on the development of services capabilities in industry domains or niche technologies.

Patni has also introduced service line innovation through a new offering integrating delivery of its IT Outsourcing, Business Process Outsourcing and Infrastructure Management services. This composite services offering is targeted to benefit enterprises looking for a holistic business solution by bringing together business transactions, IT applications and infrastructure.

The expansion of our services portfolio and our enhanced capability to deliver greater business value has enabled us to increase our business opportunities. Moreover, it has led to a visible leap of faith of our customers, in our partnerships with them.

“Newmarket International serves the needs of global hotel customers. Our users demand highly usable and comprehensive solutions that work right the first time, enabling truly memorable guest experiences. Patni has become a true partner to us in the delivery of these solutions. They have worked on multiple releases of our core product over the last few years, and continue to help us deliver improved versions of our products on the latest technologies. We are proud to have them as our partners.”

Shawn McGowan

Vice-President - Product Development Newmarket International, Inc.

“Patni’s flexibility, expert knowledge of the insurance domain, and shared vision of an integrated IT and BPO paradigm enabled Universal American Financial Corp. to build a scalable platform to meet our current needs and take advantage of future opportunities.”

Frederick W. Rook

Chief Information Officer Universal American Financial Corp.

“Patni is a skilled and valued partner, and enabled us to deliver end-to-end, globally consistent IT services for our internal customers.”

Anne Wilms

Executive Vice President, Chief Information Officer and Director, Human Resources Rohm and Haas Company

“SAP are delighted with the level of commitment, competency development, pre-sales engagement and implementation readiness displayed by Patni for our teaming arrangements to support our go to market model for SAP Central Process Automation across APJ. We believe that creative partnering solutions are the foundation for success with the SAP Solution Extension program.”

John C Robertson, Jr.

Sr. Vice President, CSO Corporate Development SAP AG

services portfolio

* Retail, Logistics & Transportation

Brilliance is about surpassing paradigms. Innovation, is being them!

spirit of innovation

Patni’s emergence as as global outsourcing leader has been propelled by its sustained efforts to drive innovation, aimed at creating distinct value disciplines - technology leadership, operational excellence and customer intimacy.

We have an institutionalized process for sustained diffusion of technology and product innovation within the organisation. Our Centers of Excellence play a key role in incubating new service lines while modeling product or service innovation around emerging paradigms in business and technology like RFID, Service-Oriented Architecture (SOA), Business Process Management (BPM), Business Intelligence (BI), Enterprise Mobility, Multimedia IP, and IT Governance.

Service line innovation has been at the core of Patni’s customer leadership strategy. We have also proactively implemented innovative pricing models to deliver risk-adjusted value benefits.

Our innovation strategy extends beyond process innovation initiatives such as Six Sigma and agile development. We have achieved success in creating a culture of innovation in diverse areas from project management to the development of solution frameworks & methodologies for software development-cum-deployment. We have also invested in developing the right tools that help automation in software engineering life-cycle management and service delivery.

Going ahead, as Patni continues to enhance its competitive positioning, we are looking at initiatives that will stimulate collaboration with our customers and partners to drive creativity, excellence and integration in all spheres of business.

“With Patni, Bottomline Technologies gets more than a strong team of talented technical resources. Patni is a partner that understands our business, and is willing to share the risks to ensure that the projects they are involved with, succeed. The strength of the relationship is a key reason for the achievements we’ve shared, and gives me confidence to turn to them on a continued basis for our most critical project needs.”

Andrew Mintzer

Vice-President – Software Development Bottomline Technologies

“Our recent industry recognition for the “Most Innovative Mobile Application”, received at ‘3GSM 2007’ at Barcelona, brings great pride to the entire ShoZu team as also to our partners…Patni. As a fast growing start-up in the mobile services sector, ShoZu must be highly focused on both speed-to-market and efficiency – and Patni has contributed significantly to both these dimensions.”

Steve Langkamp

Chief Operating Officer ShoZu Ltd. (London)

“We started our partnership with Patni in 2003. They are mainly responsible for creation of production drawings out of 3D models as well as Finite Element Analysis. Patni today is like an offshore design office for us and we will continue this fruitful partnership.”

Jakob Jäggli

Head, Information Management Wärtsilä Switzerland Ltd.

“Over the past 7 years, Patni has been an integral part of our globalization strategy. Their intense focus on providing flexible services, and building a strong relationship is critical to our ability to deliver consistent, value-added services to our customers.”

Michael Shadler

CIO Protection – North America Genworth Financial

The key operative in workforce is not work, but force. Empowering people produces awesome results.

People strategies

In the knowledge economy, human capital is a critical competitive advantage and one of the key differentiators of Patni’s status as a leading IT services company. Accordingly, we have devised key strategies to enable the acquisition, development and retention of our people.

To ensure that we have the best team to service our global clientele, we scan the top technical universities and management institutions within India as part of our campus initiatives. We recruit lateral hires from different industries – a vital component of our verticalized go-to-market model, where domain knowledge is a critical capability. We have also made significant strides in building a multi-cultural workforce that gives us the ability to support customer needs across the world. Under our ‘Global Summer Internship’ programme, we bring in a pool of interns each year from leading US universities.

Empowering our people to deliver their best at all times is a continuous process at Patni. We have a comprehensive career development program that constantly harnesses knowledge and skills of people, while spurring innovation and organizational growth. The Patni Academy for Competency Enhancement (PACE) focuses on delivering technical, behavioral and leadership training for employees. This is backed by a rich repository of content, delivered through the best tools in the ‘virtual classroom’ and ‘learning management’ space. “Learning Anytime, Anywhere” is now a reality, and has proved to be one of the most effective methods to enhance the quality of our intellectual capital. In our pursuit of providing employees with continuous learning options, PACE has launched multiple initiatives such as ‘express learning’, ‘mindshare’, ‘second innings’, and ‘toastmaster’s club’.

Simultaneously, PACE also collaborates with premier education institutes in India to provide employees with options in pursuing further studies while on the job. The two-and four-year BITS-Patni collaborative programme leading to a Master’s degree in software engineering is growing in strength. Patni employees are also performing extremely well in the collaborative Executive Management Education Program with IIM-Kozhikode. In addition to the above, the Patni Managerial Excellence Program being conducted year-on-year by IIM-Ahmedabad is delivering great results. The number of Patniites with international certifications from Project Management Institute (PMI) is also increasing exponentially.

To add to this, our sustained relationships with major Fortune 500 corporations and engaging partnerships with leading application vendors is helping us build capabilities and specialized expertise in different domains across geographies of the world. Our employees are continually exposed to a huge range of globally challenging projects across diverse business and technology practices.

Focusing on career growth, the ‘LEAP’ (Leadership Excellence at Patni) framework is part of our ongoing initiatives to groom future leaders, and align individual aspirations in line with the company’s vision. LEAP gives employees the option of choosing a career path from different streams such as technology, sales, support or project management. This is one of the core tenets of our high-performance work culture that cultivates cross-disciplinary competencies.

As we expand our footprint, we have ensured that our spectrum of recruitment, competency development and growth initiatives are robust enough to meet the dynamic needs of a globalized world.

When all the world’s your stage, you instinctively think like a world-beater.

   Infrastructure growth

To support the global needs of our clients, we continue to invest in expanding our geographical footprint through a cohesive and complementary network of sales offices, global delivery centers and onsite staff. This network allows us to quickly ramp up operations in key locations to meet dynamic client requirements, in addition to the flexibility to venture into high-growth verticals.

To ensure that our infrastructure matches the pace of demand generated by our clients, we took several infrastructure expansion initiatives. In 2006, the first phase of the Patni Knowledge Park at Airoli, Navi Mumbai was made operational. The campus will include world-class facilities for software development, training, customer care, and employee recreation, among others. The campus includes world-class facilities for software development, training, customer care, and employee recreation, among others. We are also finalizing our campuses in new locations such as Noida, Pune, Hyderabad and Kolkata.

Simultaneously, we continue to strengthen our onsite operations with the ultimate objective of providing ‘anytime, anywhere’ services of high quality to our global clients. Towards this goal, we enhanced our onshore operations in the US with the opening of our third Global Delivery Center (GDC). We are also investing in expanding our global delivery foot-print and very soon, we will have delivery centers in Latin America and China. We now have a multinational footprint represented through our 21 global sales offices and 19 Global Delivery Centers (GDCs) in strategic locations spread across the world.

global presence

Directors’ Report

To,

The Members,

PATNI COMPUTER SYSTEMS LIMITED

Your Directors have pleasure in presenting their Twenty Ninth Annual Report together with Audited statements of Accounts for the year ended 31 December 2006:

Financial results:

	31 Dec 2006	31 Dec 2005
	(Rs. In million)	(Rs. In million)

Sales	9,978.30	8,755.96
Resulting in Profit Before Tax	3,058.89	2,442.45
Profit After Tax	2,057.63	1,944.13
Profit available for appropriation after adding to it Previous Year’s Brought Forward.	10,106.07	8,638.28
Appropriated as under:
Transfer to General Reserve	205.76	194.41
Final Proposed Dividend on Equity Shares @ 150% (Previous Year 125%)	414.85	344.69
Corporate Tax on above Dividend	58.18	50.73
Balance Carried to Balance Sheet	9,427.28	8,048.45
	10,106.07	8,638.28

Management Council

	Narendra Patni	Mrinal Sattawala
	Chairman and CEO	Chief Operating Officer

Russell Boekenkroeger	Neeraj Gupta	Satish Joshi
Executive Vice-President &	Executive Vice-President &	Executive Vice-President &
Region Head, North America	Head – Telecom & Media	Chief Technology Officer

Vijay Khare	Surjeet Singh	Brian Stones
Executive Vice-President,	Chief Financial Officer &	Executive Vice-President &
Chief Administrative Officer	Head – Mergers	Head – Europe
& Chief Delivery Officer	& Acquisitions

Senior Management

Lokesh Bhagwat	Harish Bhat	Ajay Chamania	Sunil Chitale
Sr. Vice-President &	Sr. Vice-President – Global	Sr. Vice-President & Head –	Sr. Vice-President &
Head – Growth Industries	Strategic Alliances	Product Engineering Services	Head – Manufacturing

Vic D’Alfonso	Dilip Dhanuka	Sanjiv Kapur	Deepak Khosla
Sr. Vice-President &	Sr. Vice-President &	Sr. Vice-President &	Sr. Vice-President
Head – Financial Services	Head – Product &	Head – Business	– Asia Pacific &
	Technology Initiatives	Process Outsourcing	Head – Global Marketing

Sunil Kuwalekar	Milind Padalkar	Sanjay Savla	Ajit Yadav
Sr. Vice-President &	Sr. Vice-President &	Sr. Vice-President &	General Counsel
Head – Global Sourcing &	Head – Enterprise	Head – Infrastructure
Operations Management	Applications Solutions	Management Services

Board of Directors

William O. Grabe Director Gajendra K. Patni Executive Director Ramesh Venkateswaran Independent Director Ashok K. Patni Executive Director Arun Maira Additional Director Narendra K Patni Chairman & CEO Michael A. Cusumano Independent Director Arun Duggal Independent Director Pradip Shah Independent Director Abhay Havaldar Alternate Director to William O. Grabe Louis Theodoor van den Boog Independent Director

Business Performance

The performance of your Company during the year under report has shown improvement over the previous year. Total revenue for the year ended 31 December 2006 amounted to Rs.9,978.30 million as against Rs. 8,755.96 million for the corresponding period last year registering growth of about 14%. The Company has posted the Net profits after tax of Rs. 2,057.63 million for the year ended 31 December 2006 as against Rs. 1,944.13 million for the corresponding period last year registering increase of about 6%. Even on consolidated basis, revenues were increased in the current year 2006 by 28.5 % to US$578.9 million from US$ 450.3 million in 2005 and net income increased by 30%.

Dividend

Your Directors are pleased to recommend the payment of dividend for the year ended 31 December 2006 at Rs.3.00/-(Rupees Three only) per share (150 percent) on face value of Rs.2/- [Previous year Rs.2.50/- per share(125 percent)] , subject to approval of Members at the ensuing Annual General Meeting. If approved, the dividend will be paid to all the eligible shareholders whose names appear on Register of Members on 14 June 2007.

Business Overview

Your Company is one of the leading provider of information technology services. The Company delivers a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India. Your Company addresses its clients’ needs with its global delivery model, through which it allocates resources in a cost-efficient manner using a combination of onsite client locations in USA, Europe, Japan, Asia Pacific and Rest of the world and offshore locations in India. Your Company believes that an integral to its delivery competence is its domain expertise. Overall, your Company derives significant strength from its focused industry expertise, successful client relationships, extensive suite of IT services, delivery and operational excellence, highly experienced management team and dedicated and highly skilled delivery professionals.

Business Segments

Your Company offers its services to customers through industry practices in insurance, manufacturing, financial services and telecommunications, as well as in other industries. Your Company also has technology practices that offer services in product engineering and for Independent Software Vendors (ISVs). Both industry practices and technology practices are complemented by service lines, which are developed in response to client requirements and technology life cycles. Your Company’s development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services.

Customer Relationships

Your Company has always demonstrated the ability to build and manage relationships with some of the best known companies. Our strategy to diversify our revenue profile is on course. In keeping with our thrust to diversify our revenue profile, our top client contribution towards revenue reduced from 22.1% in 2005 to 14.6% during 2006. Similarly, revenues from top 10 clients reduced from 59.3% in 2005 to 53.1% in 2006. While nurturing long-term relationships with existing customers, your Company has continued to expand its customer base. The Company added 92 new clients during 2006 and its active client base has increased significantly to 239 clients as of 31 December 2006. The number of $1 million client relationships increased by 13 during the year taking the needs with its global delivery model, tally to 74. Your continued to be stable at 91.5%. Similarly, your strategy to improve the geographical diversification of Company’s Japan and Asia-Pacific (excluding Japan) registering strong growth. On the regional performance front, in 2006, UK & Europe continued to show good growth at 65%; US sales achieved a growth of 23%; while Asia Pacific experienced a growth of 24.2%.

Sales and Marketing Initiatives

Your Company has further consolidated global verticalization initiative. The Company has realigned its business unit structures to create sharper focus on select industry and technology practices. The North American sales organization has been re-aligned and integrated with the said industry and technology practices. A majority of your marketing teams focus on specific industries & have Accounts Managers to manage relationship with large customers. In addition to sales executives, there are industry experts and solution architects who complement the sales efforts by providing specific industry and service line expertise.

Personnel & Performance

Your Company has established a work ethic based on values that transcend across its global operations. The culture is oriented to high growth and performance that allows the Company to attract, motivate and retain high quality talent worldwide. Abilities are recognized with rewards for high performance.

Your Company uses its competitive recruitment program to select talent from India’s premier engineering institutions. An adaptive business model and mature management structure allow aggressive scalability without compromising on flexibility, responsiveness and reliability of services.

On 31 December 2006, the employee strength of your Company stood at 12,804 with approximately 1,000 net additions over year 2005. Twelve people joined the Company organization-wide at VP level and above. At the entry level, 1,300 offers have been made in campus recruitment drives.

Facility Expansion

During the year, your Company added net 3,20,000 sq. ft. of space of Mumbai East, Hyderabad, Noida and Pune. With a view to build our own campuses, your Company has acquired land in four locations – Noida, Pune, Hyderabad and Kolkata, in addition to the land your Company has in Mumbai and Chennai.

All of your SEI-CMMI Level 5 by KPMG, India.

Accolades

“2007 Global Services 100”  published by Global Services-Online rated your Company first among the “Top 5 Engineering Services Providers”, second among the “Top leaders in Human Capital Development”, and sixth among the “Top 10 best performing IT Service Providers”, for the year 2006.

Patni ESOP 2003

Your Company had introduced the Employees Stock Option Plan known as ‘Patni ESOP 2003’. Under the Plan, the Company is authorised to issue 11,142,085 equity shares of Rs. 2/- each upon the exercise of options granted to employees and / or directors of the Company and its subsidiaries.

Subsequent to listing of Exchange (NYSE), Management of the Company had received several representations from the foreign based/foreign national employees to consider issuing ADR linked options. The Management, therefore, felt it necessary that such foreign based/foreign national employees should be able to exercise their stock options by converting their existing stock options into ADR Linked Options so that they can trade their shares with ease on NYSE. The Management initiated the process of amending the existing Plan and sought the approval of the Members for making the necessary amendments to Patni ESOP 2003. Accordingly, Members of the Company at their Annual General Meeting held on 21 June 2006, approved the Amendment to Patni ESOP 2003 (“Patni ESOP 2003- Revised 2006”) to enable the Company to issue the ADR linked Options upto limits provided in the said shareholders resolutions. As a result, the employees who are permanently based outside India will be able to convert their equity linked options into ADR linked options. The conversion into ADR linked Options will enable such employees to exercise the options against ADSs and when allotted, will be able to trade such ADSs on NYSE.

The Plan is being administered by the Compensation and Remuneration Committee of Directors constituted as per SEBI Regulations. The details of Options granted under the Plan are development centers were assessed at given in the Annexure to this Report.

Subsidiary Companies

The Company has wholly owned subsidiaries viz. Patni Computer Systems, Inc., Patni Computer Systems (UK) Limited and Patni Computer Systems GmbH.

Patni Telecom Solutions, Inc. is a subsidiary of Patni Computer Systems, Inc., Company’s one of the Main Subsidiaries.

Patni Telecom Solutions (P) Limited and Patni Telecom Solutions (UK) Limited are subsidiaries of Patni Telecom Solutions, Inc.

In view of the above and by virtue of Section 4 of the Companies Act, 1956 the Company has following six subsidiaries (Collectively to be referred as “Subsidiary Companies”) i) Patni Computer Systems, Inc.; ii) Patni Computer Systems (UK) Limited;  iii) Patni Computer Systems GmbH; iv)  Patni Telecom Solutions, Inc.; v) Patni Telecom Solutions (UK) Limited vi) Patni Telecom Solutions (P) Limited.

During the year, the former subsidiaries of the Company viz. The Reference Inc and Cymbal Information Services (Thailand) Limited were dissolved and therefore, they cease to be subsidiaries of the Company.

The Company has been granted exemption for the year ended 31 December 2006 by the Ministry of Company Affairs vide its letter dated 29 March 2007 from attaching to its Balance Sheet, the individual Annual Reports of each of its subsidiary companies. As per the terms of the said letter, a statement containing brief financial details of the Company’s subsidiaries for the year ended 31 December 2006 is included in the Annual Report. The annual accounts of these subsidiaries and the related detailed information will be made available to any member of the Company / its subsidiaries seeking such information at any point of time and are also available for inspection by any member of the Company / its subsidiaries at the Registered Office of the Company.

Directors

In accordance with the requirements of the Companies Act, 1956 and Articles of Association of the Company, Dr. Michael A. Cusumano and Mr. Louis Theodoor van den Boog are liable to retire and eligible for reappointment in the forthcoming Annual General Meeting.

Corporate Governance

Your Company follows the principles of the effective corporate governance practices. The Clause 49 of the Listing Agreement deals with the Corporate Governance which every publicly listed Company is required to comply with. The Company has taken steps to comply with the requirements of revised Clause 49 of the Listing Agreement with the Stock Exchanges.

A separate section on Corporate Governance forming part of the Directors’ Auditors confirming the compliance of conditions on Corporate Governance as stipulated in Clause 49 of the Listing Agreement is included in the Annual Report.

Particulars of Employees

Particulars of employees as required under the provisions of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975, as amended, forms part of this Report. However, in pursuance of Section 219(1)(b)(iv) of the Companies Act, 1956, this Report is being sent to all the Members of the Company excluding the aforesaid information and the said particulars are made available at the registered office of the Company. The Members desirous of obtaining such particulars may write to the Company Secretary at the registered office of the Company.

Fixed Deposits

Your Company has not accepted any fixed deposits from the Public. As such, no amount of principal or interest is outstanding as of the balance sheet date.

Auditors

M/s BSR & Co., (formerly M/s Bharat S. Raut & Co.,) Chartered Accountants, the present statutory auditors of the Company holds office until the conclusion of the ensuing Annual General Meeting. It is proposed to reappoint them as the statutory auditors of the Company until the conclusion of the next Annual General Meeting. M/s BSR & Co., have, under section 224(1) of the Companies Act, 1956, furnished the certificate of their eligibility for reappointment.

Directors’ Responsibility Statement

Pursuant to Section 217(2AA) of the Companies (Amendment) Act, 2000 the Directors, based on the representation received from the Operating Management, confirm that:-

(a)  in the preparation of the annual accounts, the accounting standards have been followed and that there are no material departure;

(b)  they, in selection of accounting policies, have consulted the Statutory Auditors and have applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 December 2006 and the Profit of the Company for the period 1 January 2006 to 31 December 2006;

(c)  they have taken proper and sufficient care, to their best of knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(d)  they have prepared the annual accounts on a going concern basis.

Conservation Of Energy, Technology Absorption And Foreign Exchange Earnings / Outgo:

A)Conservation of Energy

Your Company consumes electricity only for the operation of its computers. Though the consumption of electricity is negligible as compared to the total turnover of the Company, your Company has taken effective steps at every stage to reduce consumption of electricity.

B)Technology Absorption

This is not applicable to your Company as it has not purchased or acquired any Technology for development of software from any outside party.

C)Foreign Exchange Earnings/Outgo

Earnings in Foreign Currency
on account of:	31 Dec 2006
(Rs. In million)
Export Sale	9,901.11
Others	64.83
Total Earnings	9,965.94
Expenditure in Foreign Currency on account of:
Traveling Expenses	360.48
Overseas Employment Expenses	311.61
Professional Fees & Consultancy Charges	86.79
Subscription & Registration Fees	5.90
Other Matters	69.08
Total Expenditure	833.86
Net Earnings in Foreign Currency	9,132.08

Acknowledgements

Your Directors wish to convey their appreciation to all employees of the Company for their performance and continued support. The Directors would also like to thank all the shareholders, consultants, customers, vendors, bankers, service providers and governmental & statutory authorities for their continued support.

For and on behalf of the Board of Directors

N K Patni

Chairman & CEO

24 April 2007

Annexure to the Directors’ Report

Patni ESOP 2003 (Revised 2006)

As of 31 December 2006
(a)	No. of options granted		8,423,492*
(b)	Pricing formula		As per market price as defined in SEBI guidelines on ESOP
(c)	Options vested		3,154,725**
(d)	Options exercised		1,133,304
(e)	The total number of shares arising as a result of exercise of option		1,133,304
(f)	Options lapsed		1,165,435***
(g)	Variation of terms of options

Members of the Company at their Annual General Meeting held on 21 June 2006, approved the amendment to Patni ESOP 2003 (“Patni ESOP 2003 - Revised 2006”) (“the Plan”) to enable the Company to issue the ADR linked Options upto limits provided in the said shareholders resolutions.

(h)	Money realized by exercise of options;		Rs. 18,21,17,440
(i)	Total number of options in force;		6,124,753
(j)	Employee wise details of options granted to;-
	(I)	senior managerial personnel during the year;	Please refer to Table 1
	(II)	any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year;	Nil
	(III)	identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant.	Nil

Table 1

Employee Name	Granted
Mrinal Sattawala	350,000
Neeraj Gupta	161,000
Surjeet Singh	161,000
Russell Boekenkroeger	100,000

(k)	diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with the Accounting Standard (AS) 20 ‘Earnings per Share’	14.80
(l)	Impact of Employee Compensation cost calculated as difference between intrinsic value and fair market value in accordance with SEBI Guidelines on ESOP
	Profit for the year after taxation as reported	2,057,629
	Add Stock based employee compensation determined under the intrinsic value method	—
	Less Stock based employee compensation determined under the fair value method	88,327
	Pro-forma profit	1,969,302

Reported earnings per equity share of Rs 2 each
- Basic	14.91
- Diluted	14.80
Pro-forma earnings per equity share of Rs 2 each
- Basic	14.27
- Diluted	14.16

(m)	Weighted-average exercise prices and weighted-average fair values of options, for options whose exercise price equals the market price of the stock

Weighted average exercise price	Rs. 329.83
Weighted average fair value	Rs. 119.00

(n)	The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions which are in accordance with SEBI Guidelines on ESOP

Dividend yield	0.59% to 0.63%
Expected life	3.5 to 6.5 years
Risk free interest rates	6.45% to 7.85%
Expected volatility	30.22% to 55%

The price of the underlying share in market at the time of option grant	Grant Date	Price (Rs.)
	January 02,2006	493
	April 01,2006	458
	May 04,2006	376
	July 01,2006	336
	October 03,2006	385

*	Including options granted to employees, who have then separated.
**	Net of lapsed options.
***	As per the Plan, in the event of resignation from employment, the options lapse for the individual employee. However, the said options are available to the Company for reissue.

Disclosures required under Clause 12.2 of SEBI ESOP Guidelines

			As of December 31, 2006
(a)	No. of options granted		2,743,400
(b)	Pricing formula		The Company was not publicly listed as on the date of grant of stock options. The stock options were granted at the Fair Market Value as determined by an independent agency.
(c)	Options vested		1,763,800
(d)	Options exercised		1,036,784
(e)	The total number of shares arising as a result of exercise of option		1,036,784
(f)	Options lapsed		463,650
(g)	Variation of terms of options		N/A
(h)	Money realized by exercise of options;		150,333,680
(i)	Total number of options in force;		1,242,966
(j)	Employee wise details of options granted to;-
	(I)	senior managerial personnel during the year;	Nil
	(II)	any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Nil
	(III)	identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant;	Nil
(k)	diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with the Accounting Standard (AS) 20 ‘Earnings per Share’		14.80
(l)	Impact of Employee Compensation cost calculated as difference between intrinsic value and fair market value in accordance with SEBI Guidelines on ESOP		N/A
(m)	Weighted-average exercise prices and weighted-average fair values of options, separately for options whose exercise price either equals or exceeds or is less than the market price of the stock
	Weighted average exercise price		Rs. 145
	Weighted average fair value		Rs. 20.11
(n)	The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions which are in accordance with SEBI Guidelines on ESOP		Options granted in Sept 2003, hence this clause is not applicable
12.3

If the compensation cost for the above option were computed using the fair value method, the profits for the year 2006 would have been lower by Rs. 45.6 lakhs and the basic and diluted EPS would have been lower by Rs. 0.03

Corporate Governance Report

Your Company has complied in all material respects with features of Corporate Governance Code as per Clause 49 of the Listing Agreement with the Stock Exchanges.

A report on the implementation of the Corporate Governance Code of the Listing Agreement by the Company is furnished below.

Philosophy on Corporate Governance

A good corporate governance process aims to achieve balance between shareholders’ interest and corporate goals by providing long-term vision of its business and establishing systems that help the Board in understanding and monitoring risk at every stage of the corporate evolution process to enhance the trust and confidence of the stakeholder without compromising with laws and regulations.

The Company’s philosophy on corporate governance encompasses achieving balance between individual interests and corporate goals through the efficient conduct of its business and meeting its stakeholder obligations in a manner that is guided by transparency, accountability and integrity. Accountability improves decision-making and transparency helps to explain the rationale behind decisions and to build stakeholder confidence.

At Patni Computer Systems Limited, we strive towards excellence through adoption of best governance and disclosure practices.

A. Board of Directors

1. Composition of directors

The Board of Directors of the Company (“the Board”) has an optimum combination of executive and non-executive directors. In order to ensure the independence of the Board, majority of the directors are Independent Directors.

At present, the Board consists of ten members. The relevant details in respect of the existing composition of the Board are furnished below.

Name of the director	Position / Category	Number of directorships in other companies*
Mr. Narendra K Patni(1)	Chairman & CEO	4
Mr. Gajendra K Patni(2)	Executive Director	2
Mr. Ashok K Patni(2)	Executive Director	3
Mr. William O Grabe(3)	Non – Executive Director	6
Mr. Arun Duggal	Independent Director	8
Mr. Pradip Shah	Independent Director	16
Mr. Ramesh Venkateswaran	Independent Director	—
Dr. Michael A Cusumano	Independent Director	1
Mr. Louis Theodoor van den Boog	Independent Director	2
Mr. Arun Maira	Independent Director	—

*This includes directorships held in public limited companies, foreign companies and subsidiaries of public limited companies but excludes directorships held in private limited companies.

(1) Mr. Narendra K Patni is Promoter & Executive Chairman

(2) Promoter

(3) Mr. Abhay Havalder acts as an alternate Director to Mr. William O Grabe

Changes in composition of the Board during the year ended 31 December 2006.

•      Mr. Anupam Puri resigned from the directorship with effect from 25 April 2006 and Mr. Arun Maira was appointed as an additional director with effect from 25 April 2006 and was subsequently reappointed as a director (liable to retire by rotation) at the Annual General Meeting held on 21 June 2006.

2.              Number of Board Committees of the Company and of other companies on which directors are Member or Chairman

			Number of board	Number of board
	Number of board	Number of board	committees of	committees of
	committees on	committees on	other companies	other companies
Name of the director	which Chairman	which Member	on which Chairman	on which Member
Mr. Narendra K Patni	NIL	1	NIL	NIL
Mr. Gajendra K Patni	NIL	NIL	NIL	NIL
Mr. Ashok K Patni	NIL	NIL	NIL	NIL
Mr. William O Grabe*	NIL	1	NIL	NIL
Mr. Arun Maira	1	NIL	NIL	NIL
Mr. Arun Duggal	1	NIL	1	4
Mr. Pradip Shah	NIL	1	2	5
Mr. Ramesh Venkateswaran	NIL	NIL	NIL	NIL
Dr. Michael A Cusumano	NIL	NIL	NIL	NIL
Mr. Louis Theodoor van den Boog	NIL	1	NIL	NIL

* Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe

Note:

1.               For the purpose of considering the limit of the committees on which a director can serve, all public limited companies, whether listed or not, have been included and all other companies including private limited companies, foreign companies and companies under Section 25 of the Companies Act have been excluded.

2.               For the purpose of considering the limit on memberships of the committees, the Audit Committee and the Investors grievance committee alone are considered.

3.              Number of board meetings held and the dates on which such meetings were held

Four board meetings were held during the year ended 31 December 2006 with a time gap of not more than four months between any two meetings and the required information as stipulated under clause 49 of the Listing Agreement was made available to the members of the Board. The dates of such board meetings were 31 January 2006, 25 April 2006, 30 July 2006, and 26 October 2006.

4.              Attendance of each director at the board meetings and the last AGM

			Attended through	Annual general
	Total board	Attended	video / tele	meeting on
Name of the director	meetings held	in person	conference	21 June 2006
Mr. Narendra K Patni	4	4	—	☒
Mr. Gajendra K Patni	4	4	—	☒
Mr. Ashok K Patni	4	3	—	☐
Mr. William O Grabe	4	1	3	☐
Mr. Anupam P Puri*	4	—	1	☐
Mr. Arun Maira**	4	1	—	☒
Mr. Arun Duggal	4	4	—	☒
Mr. Pradip Shah	4	4	—	☒
Dr. Michael A Cusumano	4	1	3	☐
Mr. Ramesh Venkateswaran	4	4	—	☐
Mr. Louis Theodoor van den Boog	4	3	1	☐
Mr. Abhay Havaldar (Alternate Director to Mr. William O Grabe)	4	3	—	☐

* Mr. Anupam Puri ceased to be the director w.e.f 25 April 2006

** Mr. Arun Maira was appointed as an additional director w.e.f. 25 April 2006 and reappointed at the Annual general meeting held on 21 June 2006.

5.         Compensation to Directors

Details of compensation paid to Directors for the year ended 31 December 2006 as below:

		Business	Loans &
	Relationship	relationship	advances
	with other	with the	from the
Director	directors	Company	Company	Sitting Fees	Remuneration	Commission
				(Rs.)	(Rs.)	(US$)
Mr. Narendra K Patni	Brother of Mr. Gajendra K Patni and Mr. Ashok K Patni	Promoter	NIL	NIL	Refer note 3	NIL
Mr. Gajendra K Patni	Brother of Mr. Narendra K Patni and Mr. Ashok K Patni	Promoter	NIL	NIL	19,957,535	NIL
Mr. Ashok K Patni	Brother of Mr. Gajendra K Patni and Mr. Narendra K Patni	Promoter	NIL	NIL	19,869,709	NIL
Mr. William O Grabe	No	Nominee of strategic investor	NIL	NIL	NIL	NIL

		Business	Loans &
	Relationship	relationship	advances
	with other	with the	from the
Director	directors	Company	Company	Sitting Fees	Remuneration	Commission
				(Rs.)	(Rs.)	(US$)
Mr. Arun Maira	No	None	NIL	20,000	NIL	27,334
Mr. Arun Duggal	No	None	NIL	180,000	NIL	40,000
Mr. Pradip Shah	No	None	NIL	180,000	NIL	40,000
Dr. Michael A Cusumano	No	None	NIL	40,000	NIL	40,000
Mr. Ramesh Venkateswaran	No	None	NIL	100,000	NIL	40,000
Mr. Louis Theodoor van den Boog	No	None	NIL	100,000	NIL	40,000
Mr. Anupam P Puri*	No	None	NIL	20,000	NIL	12,666

* Mr. Anupam Puri resigned from the directorship with effect from 25 April 2006

Note:

1.              Payment to Non-Executive Directors:

The Company pays US$ 40,000 as an annual commission to its Independent Directors as approved by the Board within the limits approved by the Members of the Company. The amount of such commission, taken together for all non executive directors, shall not exceed 1% of the net profits of the Company in financial year. The Independent Directors are also paid a sitting fee of Rs. 20,000 per meeting, being the maximum amount permissible under the present regulations, for attending the Board / Committee meetings. In addition to the above, the Independent directors are also eligible for stock option grants under Company’s Stock Option Plan i.e. Patni ESOP 2003 (Revised 2006)

2.              Payment to the Executive Directors:

During the year, the Company paid remuneration to its whole time directors within the limits envisaged under the applicable provisions of the Companies Act, 1956. The remuneration paid was approved by the Board within the limits approved by the Members of the Company.

The breakup of remuneration to the executive directors is as under:

(Amounts in Rs.)

	Fixed Components
	Salary, Allowances & Perquisites	PF contribution	Pension	Total
Mr. Gajendra K Patni	13,518,807	1,181,395	5,257,333	19,957,535
Mr. Ashok K Patni	13,430,981	1,181,395	5,257,333	19,869,709

3.               Compensation to Mr. Narendra K Patni is paid by Patni Computer Systems Inc., a wholly owned subsidiary of the Company. The Compensation is as described in footnote 28b of the financials.

Stock Options Grant

The Company had introduced PATNI ESOP 2003 for employees of the Company / subsidiaries including non-executive directors of the Company in terms of SEBI Guidelines on ESOP. In pursuance of PATNI ESOP 2003, the Company issued an initial grant of 20,000 Options to each Independent Director on 1 July 2004 as approved by the Board at the exercise price of Rs. 254 per share. 25% of the options granted to Independent Directors in July 2004 as mentioned above had been vested in July 2005. Mr. Ramesh Venkateswaran and Mr. Anupam Puri exercised their 5,000 options. As on 31 December 2006, Mr. Ramesh Venkateswaran held 5,000 equity shares of the Company.

The Board of Directors, at its meeting held on 26 April 2005, approved initial grant of 20,000 options to Mr. Louis Theodoor van den Boog on joining the Board and 5,000 options to each Independent Directors, at the exercise price of Rs. 381 per share. 25% of the options granted to Independent Directors in April 2005 as mentioned above had been vested in April 2006. None of the Independent Directors has exercised the vested options.

The Board of Directors, at its meeting held on 25 April 2006, approved the grant of 5,000 options to each Independent Director, at the exercise price of Rs. 458 per share. 25% of the options granted to Independent Directors in April 2006 as mentioned above had been vested in April 2007. None of the Independent Directors has exercised the vested options.

Subsequent to listing of Company’s ADRs on New York Stock Exchange (NYSE), Members of the Company at their Annual General Meeting held on 21 June 2006, approved the amendment to Patni ESOP 2003 (“Patni ESOP 2003- Revised 2006”) (“the Plan”) to enable the Company to issue the ADR linked Options upto limits provided in the said shareholders resolutions.

Pursuant to the Plan, Mr. Arun Maira, on joining the Board, was granted 20,000 options at an exercise price of Rs. 336/- per share. The effective date of above grant is 1 July 2006. 25% of the above options will vest in July 2007.

All options have been granted with an exercise price which has been arrived pursuant to the SEBI Guidelines on ESOP. All the options which have been granted, vest in four equal annual instalments beginning one year from the date of grant. The options can be exercised within five years from the date of vesting.

Code of Conduct

Pursuant to the requirements of the Clause 49 of the Listing Agreement, the Board has adopted Code of Business Conduct and Ethics for the executive directors, whole time directors, officers and employees of the Company as well as the separate Code of Business Conduct and Ethics for Non-Executive Directors of the Company. The said Code has been posted on website of the Company.

All the Board Members and senior management personnel have affirmed compliance with the Code for the year 2006 and a declaration to this effect signed by the Chairman & CEO of the Company is provided at the end of this report.

Tenure

As per the provisions of the Companies Act, 1956 and Articles of the Company, two third of the total directors of the Company retire by rotation. Out of this two third, one third will be retiring at every Annual General Meeting. Accordingly, the tenure of each director is 3 years but they are eligible for reappointment.

In accordance with the Articles of Association of the Company, Mr. Narendra K Patni, Mr. Gajendra K Patni and Mr. Ashok K Patni are permanent members of the Board.

B. Audit Committee

1. Brief description of terms of reference

The Audit Committee was initially set up on 19 December 2001 and reconstituted on 12 November 2003 in line with corporate governance norms. Subsequently, the Audit Committee was reconstituted on 30 March 2005. The Audit Committee has three non-executive members, all being independent. The Chairman of the Committee is an independent director. All members of the Audit Committee are financially literate and they have accounting or related financial management expertise.

The Audit Committee was duly constituted on the following terms of reference:

a.               Oversight of the company’s financial reporting process and the ancial disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

b.              Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.

c.               Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

d.              Reviewing, with the management, the annual financial statements before submission to the board for approval, with particular reference to:

(i)             Matters required to be included in the Director’s Responsibility Statement to clause (2AA) of section 217 of the Companies Act, 1956

(ii)          Changes, if any, in accounting policies and practices and reasons for the same

(iii)       Major accounting entries involving estimates based on the exercise of judgment by management

(iv)      Significant adjustments made in the financial statements arising out of audit findings

(v)         Compliance with listing and other legal requirements relating to financial statements

(vi)      Disclosure of any related party transactions

(vii) Qualifications in the draft audit report.

e.               Reviewing, with the management, the quarterly financial statements before submission to the board for approval

f.                 Reviewing, with the management, performance of statutory and internal auditors, and adequacy of the internal control systems.

g.              Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

h.              Discussion with internal auditors any significant findings and follow up there on.

i.                  Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.

j.                  Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

k.               To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

l.                  To review the functioning of the Whistle Blower mechanism, in case the same is existing.

Powers of the Audit Committee

The following powers are vested with the Audit Committee:

a.               To investigate any activity within its terms of reference.

b.              To seek information from any employee.

c.               To obtain outside or other professional advice.

d.              To secure attendance of outsiders with relevant expertise, if it considers necessary.

Review of information by the Audit Committee

The Audit Committee is responsible for reviewing the following information:

a.               Management discussion and analysis of financial condition and results of operations;

b.              Statement of significant related party transactions (as defined by the audit committee), submitted by management;

c.               Management letters / letters of internal control weaknesses issued by the statutory auditors;

d.              Internal audit reports relating to internal control weaknesses; and

e.               The appointment, removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee.

2. Composition, names of Members and Chairman

Name of the Member	Designation	Category
Mr. Arun Duggal	Chairman	Independent Director
Mr. Pradip Shah	Member	Independent Director
Mr. Louis Theodoor van den Boog	Member	Independent Director

3. Meetings and attendance during the year

Four meetings were held during the year ended 31 December 2006

	Total Audit Committee	Attended	Attended through
Name of the Member	meetings held	in person	video/tele conference
Mr. Arun Duggal	4	4	—
Mr. Pradip Shah	4	4	—
Mr. Louis Theodoor van den Boog	4	3	1

C. Compensation and Remuneration Committee

1.              Brief description of terms of reference

The Compensation and Remuneration Committee was set up on 30 July 2006 by merging the Remuneration Committee and the Compensation Committee. The main function of the Committee is to determine on behalf of the Board and the shareholders, the Company’s policy on specific package for Executive Directors including pension rights and any compensation payment. It also administers Patni ESOP 2003 (Revised 2006) and performs all the functions contemplated to Patni ESOP 2003 (Revised 2006) and SEBI Guidelines. The Charter of the Committee is under review of the Board.

The Committee has three non-executive members with the majority being independent and the Chairman of the Committee is an Independent Director. Mr. Narendra K Patni acts as a Permanent Invitee of the Committee.

2.              Composition, names of Members and Chairman

Name of the Member	Designation	Category
Mr. Ramesh Venkateswaran	Chairman	Independent Director
Mr. Arun Maira	Member	Independent Director
Dr. Michael A. Cusumano	Member	Independent Director

During the year, no physical meeting was held.

3.              Remuneration policy

The Compensation and Remuneration Committee determines the policy on specific remuneration packages for Executive Directors.

D. Shareholders’ / Investors Grievance Committee

Shareholders’ / Investors Grievance Committee was set up on 12 November 2003 and was reconstituted on 30 July 2006. The Committee consists of three directors, the majority being non-executive directors. The Chairman of the Committee is an Independent Director.

1.              Name of non-executive director heading the Committee:

Mr. Arun Maira

Composition, names of the Members and Chairman:

Name of the Member	Designation	Category
Mr. Arun Maira	Chairman*	Independent Director
Mr. Narendra K Patni	Member	Chairman & CEO
Mr. William O Grabe**	Member	Non-executive Director

*Mr. Arun Duggal ceased to be the Chairman w.e.f 30 July 2006 and Mr. Arun Maira was appointed as the Chairman of the Committee from the same date.

**Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe.

2.              Name and designation of Compliance Officer

Mr. Arun Kanakal, Company Secretary

Akruti Softech Park, MIDC Cross Road No.21, MIDC, Andheri (East), Mumbai - 400 093

Tel No. 91 022 66930500, Fax No. 91 022 28321750, E-mail: arun.kanakal@patni.com

3.              Details of investors’ queries / complaints received and resolved during the year ended 31 December 2006:

This information has been provided under Shareholders’ Information

E.         General Body meetings

1.              Details of last three Annual General Meetings of the Company:

Annual General Meetings for the last three years
Date	21 June 2006	14 June 2005	29 June 2004
Location	Hotel Le Meridien, R.B.M.Road, Opposite Pune Railway Station, Pune – 411 001	Hotel Le Meridien, R.B.M.Road, Opposite Pune Railway Station, Pune – 411 001	Hotel Le Meridien, R.B.M.Road, Opposite Pune Railway Station, Pune – 411 001
Time	11.30 am	11.30 am	11.30 am

2.              Whether any special resolution passed in the previous three AGMs?

Yes

3.              Whether any special resolution passed last year through postal ballot – details of voting pattern?

Not applicable

4.              Who conducted the postal ballot?

Not applicable

5.              Whether any special resolution is proposed to be conducted through postal ballot?

Pursuant to the Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, a Notice dated 16 March 2007 was sent to the Members for seeking approval through Postal Ballot by way of the Special Resolution for raising the Foreign Institutional Investors (including sub-accounts) (“FIIs”) Investment limit in the Company from 24% to 74%.

Mr. Taizoon M Khumri, Practicing Company Secretary, was appointed in this regard by the Board of Directors by resolution dated 13 March 2007 as Scrutinizer for conducting this postal ballot voting process in fair and transparent manner. Subsequently, based on Scrutinizer’s report the said Special Resolution was declared as passed with the requisite majority.

For the rest of the financial year 2007, if resolutions are to be conducted through the Postal Ballot procedure, those will be taken up at the appropriate time.

6.              Procedure for postal ballot?

Procedure was followed as per the requirements of the Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001.

F.    Disclosures

1.               Disclosures on materially significant related party transactions that may have potential conflict with the interests of the company at large:

Disclosures regarding Related Party Transactions have been made under notes to financial statements of the Company, which form part of this Annual Report.

2.               Details of non-compliance by the company, penalties, strictures imposed on the company by the stock exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

The shares of the Company were listed on 25 February 2004. No penalties and strictures have been imposed on the Company by the stock exchange, SEBI or any statutory authority on any matter related to capital markets as there was no non-compliance by the Company in general.

G. Shareholders’ information

Date and time of AGM	:	21 June 2007, Thursday at 11.30 a.m.

Venue	:	Hotel Le Meridien, R.B.M.Road, Opposite Pune Railway Station, Pune - 411001

Financial year	:	1 January 2006 to 31 December 2006

Book closure dates	:	14 June 2007 to 21 June 2007 (both days inclusive)

Registered office	:	S-1A, F-1, Irani Market Compound, Yerawada, Pune – 411 006

Dividend payment date	:	on or after 25 June 2007, but within the statutory time limit of 30 days

Compliance officer	:	Mr. Arun Kanakal, Company Secretary is the Compliance Officer of the Company.

Website address	:	www.patni.com

Means of communication

The Company’s website www.patni.com contains an Investors’ section containing financials, press releases, shareholding pattern, news about the Company and certain other shareholder information.

The Company is registered with Electronic Data Information Filing and Retrieval System (EDIFAR) website maintained by National Informatics Centre (NIC) Delhi. The Company is sharing the relevant information on that website.

The Securities and Exchange Commission, US (‘SEC’) maintains a website at www.sec.gov that contains all information and filings done by the registrants that make electronic filings with the SEC using its EDGAR system. The periodical filings of the Company with SEC are also available on the Company’s website.

All press releases and events can be accessed under the heading “News and Events” in Investors’ section on the Company’s website.

Financial results are generally published in Economic Times, Free Press Journal (the National newspapers) and Loksatta (Vernacular newspaper).

As required by sub-clause V of Clause 49 of the Listing Agreement, Management Discussion and Analysis is provided elsewhere in the Annual Report.

As on 31 December 2006, there were 31,018 shareholders holding our equity shares.

The Company’s shares fall under category B1 of scrip in BSE and are listed on the following stock exchanges:

In India:

1. Bombay Stock Exchange Limited (BSE)
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai – 400001
Tel: 91-22-22721233 / 1234
Fax: 91-22-22723719
e-mail: listing@bseindia.com
Website: www.bseindia.com

2. National Stock Exchange of India Limited (NSE)
Exchange Plaza,
Plot No. C/1, G Block, Bandra Kurla Complex, Bandra (E)
Mumbai – 400 051
Tel: 91-22-26598235 / 36
Fax: 91-22-26598237 / 38
e-mail: cmlist@nse.co.in
Website: www.nseindia.com

Outside India:

The Company’s ADSs are listed on :

The New York Stock Exchange (NYSE)

11 Wall Street, New York

NY 10005

Tel: 212 6563000

Website: www.nyse.com

Listing fees for the year 2006-07 have been paid to the stock exchanges where the Company’s shares are listed.

Stock code:

BSE	:	532517

NSE	:	PATNI

ISIN nos. in NSDL and CDSL	:	INE660F01012

NYSE (ADR)	:	PTI

Telerate Code / Moneyline code	:	BSE - IN;PQS

NSE - IN;PQSN

NYSE - US;NYA

Reuters	:

Symbol	Company name	Prime Exchange
PTNI.NS	PATNI COMPUTER SYSTEMS NSE	NSE
PTNI.BO	PATNI COMPUTER SYSTEMS BSE	BSE
PTI.N	PATNI COMPUTER SYSTEMS LTD	New York Stock Exchange

Bloomberg Code: NYSE - PTI:US.

Dematerialisation of equity shares

The Company’s shares are under compulsory dematerialisation list and can be transferred through depository system. The Company has entered into a tripartite agreement with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) to facilitate the dematerialisation of shares. As on 31 December 2006, 99.99% shares were held in electronic form.

Contact Details:

For any queries regarding shares:

Registrar and Transfer Agent:	Company Secretary and Compliance Officer:

Karvy Computershare Private Limited	Arun Kanakal
Unit: Patni Computer Systems Limited	Company Secretary cum Compliance Officer
Karvy House, 46 Avenue 4,	Patni Computer Systems Limited
Street No. 1, Banjara Hills,	Akruti Softech Park, MIDC Cross Road No.21,
Hyderabad - 500 034	Andheri (East), Mumbai – 400093.
Tel: 91-40-2342 0814- 824	Tel: 91-22-66930500
Fax: 91-40-2342 0814	e-mail: investors.redressal@patni.com
e-mail: mailmanager@karvy.com

For queries relating to Financial Statements:	Investor correspondence in the U.S.:

Sucheta Damle	Gaurav Agarwal
Manager – Investors Relations	Manager – Investor Relations
Patni Computer Systems Limited	Patni Computer Systems Limited
Akruti Softech Park, MIDC Cross Road No.21,	One Broadway, Cambridge MA 02142
Andheri (East), Mumbai – 400093.	Tel: 1-617-914-8360
Tel: 91-22-66930500	e-mail: investors@patni.com
e-mail: investors@patni.com

Name and address of the Bank	Name and address of the Custodian
for the purpose of ADS:	in India for the purpose of ADS:

In the U.S.	The Hongkong and Shanghai Banking Corporation Limited
The Bank of New York	Corporate, Investment Banking and Markets
Investor Services	Custody and Clearing
P.O. Box 11258	S.K. Ahire Marg, Worli
Church Street Station, New York, NY 10286-1258	Mumbai - 400 030
Toll Free Tel # for domestic US callers: 1-888-BNY-ADRS	Tel: (91-22) 2498 0000
International Callers can call: +1-212-815-3700	Fax: (91-22) 2498 0040/ 2491 0040
Email: shareowners@bankofny.com	E mail: bomcnc1@hsbc.co.in
Websites:http://www.stockbny.com

Dividend

The Board of Directors is pleased to recommend the payment of dividend for the year ended 31 December 2006 @ Rs.3 per share or 150 percent. This dividend, if approved at the Annual General Meeting, shall be paid to all eligible Members whose names appear on the Register of Members on 14 June 2007.

Dividend through Electronic Clearing Service (ECS):

The Company shall provide the facility of ECS to those shareholders in the locations where ECS is available.

For the balance locations, the Company shall issue dividend warrants. These warrants will be valid for a period of 90 days i.e. upto expiry of 23 September 2007. On the expiry of the validity period of the dividend warrants, these may be sent back to our Registrars and Transfer Agents for issue of demand drafts in lieu of the same at:

Karvy Computershare Private Limited
Unit : Patni Computer Systems Limited
Karvy House,
46 Avenue 4, Street No. 1, Banjara Hills
Hyderabad – 500 034.
Tel: 91 -40-23420814-824
Fax: 91 -40-23420814

Patni Insider Trading Policy:

The Company has implemented an Insider Trading Policy to comply with all relevant Insider Trading Regulations. In accordance with the policy, the Company announces quiet period for designated employees from time to time.

The Company has a policy of observing a ‘quiet period’ from the last day of the end of the quarter till two trading days after the financial results are published. The Company may also announce ‘quiet period’ during and after the occurrence of certain events mentioned in the Insider Trading Policy.

The Company is strictly monitoring its Insider Trading Policy

Details of complaints received and resolved from 1 January 2006 to 31 December 2006:

Complaints	Received	Attended to	Pending
Non-Receipt of Dividend Warrants	27	27	0
Non-Receipt of Annual Report	14	14	0
Non-Receipt of Securities	3	3	0
Non-Receipt of Refund Order	6	6	0
Non- Receipt of Electronic Credit	5	5	0
Receipt of Refund Orders/DWS for corrections	0	0	0
Complaints Received from SEBI	0	0	0
Complaints Received from Stock Exchanges	0	0	0
Total	55	55	0

Shareholding Pattern as on 31 December 2006

Category	Number of Shares	% to Total
Promoters and Relatives of Promoters	60,972,802	44.09
Mutual Funds/ UTI	3,144,119	2.27
Financial Institutions /Banks	1,511,760	1.09
Insurance Companies	3,900	0.00
Foreign Institutional Investors	28,513,780	20.62
Bodies Corporate	408,555	0.30
Individuals	2,620,768	1.90
NRIs	85,898	0.06
Foreign Corporate Bodies	5,404,958	3.91
Trusts and Clearing Members	83,883	0.06
Shares underlying ADRs*	35,531,430	25.69
Total	138,281,853	100.00

*                 Includes 20,161,868 underlying shares held by Bank of New York for General Atlantic Mauritius Limited being the beneficiary.

Market Price Data:

Monthly highs, lows and volumes for Financial Year 2006

							Total
	BSE			NSE			Volume
Month	High	Low	Volume	High	Low	Volume	(BSE+NSE)
	Rs.	Rs.	Nos.	Rs.	Rs.	No.	No.
January 2006	495	445.4	986311	495.1	445.9	315165	1301476
February 2006	488.9	464.15	189641	489.95	463.95	4367587	4557228
March 2006	496.3	448.45	4546756	495.9	449.6	5403274	9950030
April 2006	458.9	375.15	3184062	456.2	375.1	7799139	10983201
May 2006	395.45	333.35	1135339	395.85	332.95	5932510	7067849
June 2006	351.15	292.9	763755	350.75	291.75	3581482	4345237
July 2006	334.8	261.1	1585274	335.5	260.2	4412391	5997665
August 2006	368.6	327.9	5447184	368.2	326.3	17662093	23109277
September 2006	407.45	368.2	2084255	406.75	368.3	6893592	8977847
October 2006	451.85	381.95	1887465	451.45	383.1	6262358	8149823
November 2006	416.05	394.05	2116137	417.2	394.6	7525637	9641774
December 2006	417.75	386.2	1214803	418.2	385.25	4523555	5738358

Market movement:

Stock market data relating to equity shares listed in India

Chart on Patni share price Vs. Sensex and Nifty - from 1 January 2006 to 31 December 2006

Patni Price Vs. Sensex

Patni Price Vs. Nifty

Distribution of shareholding as on 31 December 2006

No.of equity shares held	No.of shareholders	%	No.of shares	%
1 - 5000	30,806	99.32	2,174,537	1.57
5001 - 10000	84	0.27	320,019	0.23
10001 - 20000	39	0.13	275,645	0.20
20001 - 30000	16	0.05	199,410	0.14
30001 - 40000	5	0.02	91,252	0.07
40001 - 50000	3	0.01	60,646	0.04
50001 - 100000	8	0.03	275,978	0.20
100001 and above	57	0.18	134,884,366	97.54
Total	31,018	100.00	138,281,853	100.00

Outstanding ADRs

Our ADSs are traded on the NYSE under the ticker symbol “PTI”. As of 31 December 2006, Outstanding ADSs are 7,684,781. Each ADS represents two underlying Equity Shares.

We have entered into a Deposit Agreement dated 15 July 2002 with The Bank of New York, the Depository. Pursuant to the said Deposit Agreement, we have deposited 20,161,868 equity shares of Rs. 2/- each with the Depository. The Depository has executed and delivered to General Atlantic Mauritius Limited 20,161,868 ADRs representing such equity shares where each ADR represents one equity share of Rs.2 per share.

The addresses of offices / locations are given elsewhere in this Annual Report.

ANNUAL DECLARATION BY CEO PURSUANT
TO CLAUSE 49(I)(D)(ii) OF THE LISTING AGREEMENT

As per the requirements of Clause 49(I)(D)(ii) of the Listing Agreement, I, Narendra K Patni, Chairman & CEO, hereby declare that all the Board Members and senior management personnel of the Company have affirmed compliance with the Company’s Code of Business Conduct and Ethics for the year 2006.

Sd/-

Narendra K Patni
Chairman & CEO

24 April 2007

Certificate of Compliance with the Corporate Governance requirements under Clause 49 of the Listing Agreement

To the Members of Patni Computer Systems Limited

We have examined the compliance of conditions of corporate governance by Patni Computer Systems Limited for the year ended on 31 December 2006, as stipulated in clause 49 of the listing agreement of the said Company with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of conditions of the corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned listing agreement.

We state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For BSR & Co.

Chartered Accountants

Natrajan Ramkrishna

Partner

Membership No: 032815

Place: Mumbai

Date: April 24, 2007

Certification by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) on Financial Statements of the Company

We, Narendra K Patni, Chairman & CEO and Surjeet Singh, Chief Financial Officer, of Patni Computer Systems Limited, certify that:

(a)   We have reviewed financial statements and the cash flow statement for the year and that to the best of our knowledge and belief:

i.      these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

ii.     these statements together present a true and fair view of the company’s affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b)   There are, to the best of our knowledge and belief, no transactions entered into by the company during the year which are fraudulent, illegal or violative of the company’s code of conduct.

(c)   We are responsible for establishing and maintaining internal controls and that we have evaluated the effectiveness of the internal control systems of the Company and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

(d)   We have indicated to the auditors and the Audit committee:

(i)    significant changes in internal control during the year;

(ii)   significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

(iii) instances of significant fraud of which we have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system.

Narendra K Patni	Surjeet Singh
Chairman & CEO	Chief Financial Officer

Place: Mumbai

Date: April 24, 2007

Ratios (as per US GAAP)

Financial results:	2004 consolidated	2005 consolidated	2006 consolidated
Ratios - growth
Revenues	30.1%	37.9%	28.5%
Operating profit	39.3%	15.8%	34.1%
PAT	27.3%	30.8%	-2.7%
Basic EPS	15.2%	28.0%	-11.2%
Ratios - financial performance
Cost of revenues / Revenues	62.0%	64.1%	63.9%
Selling, general and administrative expenses / Revenues	18.6%	20.0%	19.0%
Operating profit / Revenues	18.6%	15.6%	16.3%
PBT / Revenues	18.2%	16.6%	18.5%
Taxation / Revenues	3.9%	3.1%	8.2%
PAT / Revenues	14.3%	13.5%	10.2%
Return on capital employed (ROCE) (PBIT / Average Capital employed)	28.7%	21.5%	23.1%
Return on average networth (RONW) (PAT / Average Networth)	21.7%	17.1%	12.5%
Ratios - Balance Sheet
Debt Equity Ratio	0.0	0.0	0.0
Debtors Turnover (days)	84	62	75
Fixed assets turnover (days)	57	72	79
Current Ratio	4.6	4.0	3.8
Cash and Cash equivalents / Total Assets	43.6%	52.5%	45.2%
Cash and Cash equivalents / Revenues	49.8%	64.5%	50.0%
Per share data
Basic and Diluted EPS ($)	0.38	0.48	0.43
Book value per share ($)	2.19	3.19	3.68
No. of Employees	9,661	11,802	12,804

PATNI COMPUTER SYSTEMS LIMITED

STANDALONE FINANCIALS UNDER INDIAN GAAP

Auditors’ Report

To the Members of Patni Computer Systems Limited

We have audited the attached Balance Sheet of Patni Computer Systems Limited (‘the Company’) as at 31 December 2006, the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1      As required by the Companies (Auditor’s Report) Order, 2003 (‘the Order’) issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (“the Act”), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2      Further to our comments in the Annexure referred to above, we report that:

a)     we have obtained all the information and explanations which to the best of our knowledge and belief, were necessary for the purposes of our audit;

b)    in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c)     the Balance Sheet, Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

d)    in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in subsection (3C) of Section 211 of the Companies Act, 1956;

e)     on the basis of written representation received from the directors of the Company, as at 31 December 2006 and taken on record by the Board of Directors, we report that none of the directors are disqualified as at 31 December 2006 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956, and

f)     in our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

i)      in the case of the Balance Sheet, of the state of affairs of the Company as at 31 December 2006;

ii)     in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

iii)    in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Mumbai	Partner
Date: 8 February 2007	Membership No: 032815

Annexure to the Auditors’ Report - 31 December 2006

With reference to the Annexure referred to in paragraph 1 of the Auditors’ Report to the members of Patni Computer Systems Limited (‘the Company’) on the accounts for the year ended 31 December 2006, we report that:

1      a)     The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

b)    The Company has a regular programme of physical verification of its fixed assets, by which all fixed assets are verified in a phased manner over a period of three years. During the current year, as part of a cyclical plan, the Company has carried out physical verification of certain fixed assets and no material discrepancies were noticed upon such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

c)     Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern assumption.

2      The Company is a service company, primarily rendering IT consulting and software development services and does not hold inventories. Accordingly, matters specified in clause 4(ii) of the Order are not applicable to the Company.

3      According to the information and explanations given to us, the Company has not granted or taken any loans, secured or unsecured, to/from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956.

4      In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and nature of its business with regard to purchase of fixed assets and with regard to sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

5      a)     In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

b)    In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (a) above and exceeding the value of Rs. 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

6      The Company has not accepted any deposits from the public.

7      In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8      According to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956 for any of the services rendered by the Company.

9      (a)   According to the information and explanations given to us and on the basis of our examination of the records of the Company, the Company is generally regular in depositing undisputed statutory dues including Provident Fund, Employees’ State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Cess and other material statutory dues with the appropriate authorities. As explained to us, the Company does not have any dues on account of Investor Education and Protection Fund and Excise duty. According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Employees’ State Insurance, Income tax, Sales tax, Wealth tax, Customs duty, Cess and other material statutory dues were in arrears as at 31 December 2006 for a period of more than six months from the date they became payable. There were no dues on account of cess under section 441A of the Companies Act, 1956, since the date from which the aforesaid section comes into force has not yet been notified by the Central Government.

(b)   According to the information and explanations given to us, following are the details of the disputed dues that have not been paid to the concerned authorities:

					Forum where
Name of	Nature of	Demand	Amount paid		dispute is
statute	dues	(Rs. in mn.)	(Rs. in mn.)	Period	pending
Income tax Act, 1961	Income tax	630	—	Assessment year 2004-05	Commissioner of Income Tax (Appeals)

10    The Company does not have accumulated losses at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

11    The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year. Accordingly, the provisions of paragraph 4 (xi) of the Order are not applicable to the Company.

12    According to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, the provisions of paragraph 4 (xii) of the Order are not applicable to the Company.

13    In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society. Accordingly, the provisions of clause 4 (xiii) of the Order are not applicable to the Company.

14    According to the information and explanations given to us, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of paragraph 4(xiv) of the Order are not applicable to the Company.

15    In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interest of the company.

16    The Company did not have any term loans outstanding during the year. Accordingly, the provisions of paragraph 4(xvi) of the Order are not applicable to the Company.

17    According to the information and explanations given to us, and on an overall examination of the balance sheet of the Company, we report that no funds raised on short-term basis have been used for long term investment.

18    The Company has not made any preferential allotment of shares to companies/ firms/ parties covered in the register maintained under Section 301 of the Companies Act, 1956.

19    According to the information and explanations given to us, the Company does not have any outstanding debentures during the year. Accordingly, the provisions of paragraph 4 (xix) of the Order are not applicable to the Company.

20    We have verified the end-use of money raised by public issue as disclosed in the notes to the financial statements.

21    According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

For BSR & Co.
Chartered Accountants

Natrajan Ramkrishna

Mumbai	Partner
Date: 8 February 2007	Membership No: 032815

Balance Sheet as at 31 December 2006

(Currency: in thousands of Indian Rupees except share data)

	Note	2006	2005
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	276,564	275,597
Share application money		2,688	—
Reserves and surplus	4	21,811,218	20,145,180
		22,090,470	20,420,777
Loan funds
Secured loans	5	30,639	31,813
Deferred tax liability	17	85,014	70,848
		22,206,123	20,523,438
APPLICATION OF FUNDS
Fixed assets
Gross block	6	6,143,031	4,772,848
Less: Accumulated depreciation		2,793,545	2,092,600
Net block		3,349,486	2,680,248
Capital work-in-progress		2,112,804	1,209,278
		5,462,290	3,889,526
Investments	7	13,870,176	8,049,677
Deferred tax asset, net	17	54,195	11,877
Current assets, loans and advances
Sundry debtors	8	5,386,266	4,166,236
Cash and bank balances	9	367,937	5,706,226
Costs and estimated earnings in excess of billings		98,405	174,331
Loans and advances	10	457,817	407,645
		6,310,425	10,454,438
Less: Current liabilities and provisions
Current liabilities	11	2,172,801	1,047,347
Provisions	12	1,318,162	834,733
		3,490,963	1,882,080
Net current assets		2,819,462	8,572,358
		22,206,123	20,523,438

The accompanying notes form an integral part of this Balance Sheet.

As per attached report of even date.
For BSR & Co.			For and on behalf of the Board of Directors
Chartered Accountants
	N K Patni	G K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Executive Director	Director	Director

Natrajan Ramkrishna			Surjeet Singh	Arun Kanakal
Partner			Chief Financial Officer	Company Secretary
Membership No: 032815

Mumbai 8 February 2007

Profit and Loss Account for the year ended 31 December 2006

(Currency: in thousands of Indian Rupees except share data)

	Note	2006	2005
INCOME
Sales and service income		9,978,301	8,755,962
Other income	13	497,640	130,046
		10,475,941	8,886,008
EXPENDITURE
Personnel costs	14	4,461,532	3,928,003
Selling, general and administration costs	15	2,141,127	1,831,086
Depreciation	6	725,683	600,345
Less: Transfer from revaluation reserve	4	81	81
Interest costs	16	88,792	40,787
		7,417,053	6,400,140
Profit for the year before prior period items and taxation		3,058,888	2,485,868
Prior period items		—	43,423
Profit for the year before taxation		3,058,888	2,442,445
Provision for taxation	17	971,681	354,771
MAT credit entitlement	17	(5,735)	—
Provision for taxation - Fringe benefits		35,313	30,349
Provision for taxation (prior periods)		—	113,196
Profit for the year after taxation		2,057,629	1,944,129
Profit and loss account, brought forward		8,048,445	6,694,146
Amount available for appropriation		10,106,074	8,638,275
Proposed Dividend on equity shares		414,846	344,684
Dividend tax		58,182	50,733
Transfer to general reserve		205,763	194,413
Profit and loss account, carried forward		9,427,283	8,048,445
Earnings per equity share of Rs 2 each
- Basic		14.91	15.46
- Diluted		14.80	15.25
Weighted average number of equity shares outstanding during the year
- Basic		137,957,477	125,736,592
- Diluted		139,067,699	127,457,632

The accompanying notes form an integral part of this Profit and Loss Account.

As per attached report of even date.
For BSR & Co.			For and on behalf of the Board of Directors
Chartered Accountants
	N K Patni	G K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Executive Director	Director	Director

Natrajan Ramkrishna			Surjeet Singh	Arun Kanakal
Partner			Chief Financial Officer	Company Secretary
Membership No: 032815

Mumbai 8 February 2007

Cash Flow Statement for the year ended 31 December 2006

(Currency: in thousands of Indian Rupees except share data)

	2006	2005
Cash flows from operating activities
Profit before taxation	3,058,888	2,442,445
Adjustments:
Depreciation	725,602	600,263
(Profit) on sale of fixed assets, net	(1,022)	(133,957)
(Profit) on sale of investments, net	(76,954)	(49,395)
Provision for decline in the fair value of investment	332	29
Dividend income	(269,250)	(109,439)
Interest income	(102,248)	(45,584)
Interest expense	1,635	1,384
Provision for doubtful debts and advances	2,239	(22)
Unrealised foreign exchange (gain)/loss	(163,852)	28,332
Reversal of impairment loss	—	(14,043)
Operating cash flows before working capital changes	3,175,370	2,720,013
(Increase)/Decrease in sundry debtors	(1,178,892)	845,332
Decrease/(Increase) in cost and estimated earnings in excess of billings	75,926	(45,560)
Decrease/(Increase) in loans and advances	78,719	(57,776)
Increase in billings in excess of cost and estimated earnings	25,248	12,612
Increase in sundry creditors-Others	169,072	25,140
(Decrease)/Increase in advance from customers	(1,068)	304
Increase in payables to subsidiary companies	383,275	10,051
Increase in other liabilities	333,775	292,569
Increase/(Decrease) in provision for retirement benefits	32,453	(26,899)
Cash generated from operations	3,093,878	3,775,786
Income taxes paid	(664,386)	(463,327)
Net cash provided by operating activities (A)	2,429,492	3,312,459
Cash flows from investing activities
Purchase of fixed assets	(2,087,710)	(2,134,516)
Sale of fixed assets	4,480	191,232
Purchase of non trade investments	(26,103,267)	(15,342,162)
Sale of non trade investments	20,359,390	14,162,597
Dividend received	269,250	109,439
Interest received	100,409	45,584
Net cash used in investing activities (B)	(7,457,448)	(2,967,826)

	2006	2005
Cash flows from financing activities
Issue of equity shares	82,485	5,442,110
Share application money received pending allotment	2,688	—
Dividend paid, including dividend tax	(392,697)	(285,175)
Interest paid	(1,635)	(1,384)
Proceeds from finance lease obligations incurred	16,529	17,683
Finance lease obligations repaid	(17,703)	(14,515)
Net cash (used in) / provided by financing activities (C)	(310,333)	5,158,719
Net (decrease) / increase in cash and cash equivalents during the year (A+B+C)	(5,338,289)	5,503,352
Cash and cash equivalents at the beginning of the year	5,706,226	202,874
Cash and cash equivalents at the end of the year	367,937	5,706,226

Notes to the Cash flow statement

Cash and cash equivalents consist of cash on hand and balances with banks.

Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.

	2006	2005
Cash in hand	10,690	14,975
Balance with banks:
- Current accounts	348,311	5,638,914
- Exchange earners foreign currency account	41,253	62,653
- Effect of changes in Exchange rate	(32,317)	(10,316)
	367,937	5,706,226

As per attached report of even date.
For BSR & Co.			For and on behalf of the Board of Directors
Chartered Accountants
	N K Patni	G K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Executive Director	Director	Director

Natrajan Ramkrishna			Surjeet Singh	Arun Kanakal
Partner			Chief Financial Officer	Company Secretary
Membership No: 032815

Mumbai 8 February 2007

Notes to the Financial Statements for the year ended 31 December 2006

(Currency: in thousands of Indian Rupees except share data)

1      Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’) was incorporated on 10 February 1978 under the Companies Act, 1956.  On 18 September 2003, the Company converted itself from a Private Limited company into a Public Limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders. Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of Rs 2 each fully paid-up.

Patni owns 100% equity interest in Patni Computer Systems, Inc. USA, a company incorporated in USA, Patni Computer Systems (UK) Limited, a company incorporated in UK and Patni Computer Systems GmbH, a company incorporated in Germany. In April 2003, Patni Computer Systems Inc. acquired 100 % equity interest in The Reference Inc, a company incorporated in USA. In November 2004, Patni Computer Systems, Inc. USA, acquired 100 % equity in Patni Telecom Solutions Inc - USA (formerly Cymbal Corporation) and its subsidiaries. The Reference Inc. and Cymbal Information Services (Thailand) Ltd, subsidiary of Patni Telecom Solutions Inc. USA, have been dissolved during the year. Patni also has foreign branch offices in USA, Japan, Sweden, Korea, Netherlands, Australia and Finland.

Patni is primarily engaged in the business of IT consulting and software development. Most of the business of Patni is subcontracted from its subsidiary companies in the USA, UK and Germany. The Company provides multiple service offerings to its clients across various industries comprising financial services, manufacturing companies and others such as energy and utilities, telecom, retail and hospitality companies. The various service offerings comprise application development and maintenance, enterprise application systems, enterprise system management, research and development services and business process outsourcing services.

2      Significant accounting policies

2.1       Basis of preparation of financial statements

The accompanying financial statements have been prepared under the historical cost convention with the exception of land and buildings, which have been revalued, on the accrual basis of accounting, in accordance with the relevant provisions of the Companies Act,1956 and comply with the Accounting standards (‘AS’) issued by the Institute of Chartered Accountants of India (‘ICAI’), to the extent applicable.

The preparation of the financial statements in accordance with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Management also yearly assesses using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset’s net sales price or present value as determined above.

2.2       Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (SLM) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the year of use.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956.  The useful lives of fixed assets are stated below:

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period or the useful life of the assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software
and other service equipments	3
Furniture and fixtures	8
Office equipments	5
Vehicles	5

2.3       Impairment of Assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired.  If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.4       Leases

In accordance with Accounting Standard 19 “Accounting for

leases” issued by the ICAI, assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vests with the lessor, are recognised as operating leases. Lease payments under operating lease are recognised as an expense in the profit and loss account.

2.5       Revenue and cost recognition

The Company derives its revenues primarily from software development activities. Revenue from time-and-material contracts is recognised as related services are rendered. Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation and satellite link costs. Selling, general, and administrative costs are charged to expense as incurred. Provision for estimated losses on uncompleted contracts are made in the year in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revision to costs and income and are recognised in the year in which the revisions are determined.

The asset “Cost and estimated earnings in excess of billings” represents revenues recognised in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability “Billings in excess of costs and estimated earnings” represents billings in excess of revenues recognised.

Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified year. The costs to be deferred are limited to the extent of future contractual revenues. Further, costs attributable to set up activities is deferred and recognised systematically over the years that the related revenues are earned, as services performed during set up year do not result in the culmination of a separate earnings process.

Revenue on maintenance contracts is recognized on a straight-line basis over the period of the contract.

Dividend income is recognized when the Company’s right to receive dividend is established. Interest income is recognized on the time proportion basis.

2.6       Employee retirement and other benefits

Contributions to the provident fund, which is a defined contribution scheme, are charged to the profit and loss account in the year in which the contributions are incurred.

Gratuity, pension and leave encashment costs, which are defined benefits, are based on actuarial valuations carried out by an independent actuary at the balance sheet date.

The Company provides compensatory-offs to its employees, which entitle the employees to avail paid leave in future periods for services already rendered. These entitlements are not encashable by the employees.  The Company makes provision for such compensatory absences by estimating the likely salary payable to the employees availing such leave based on historical data of such entitlements availed in the past.

2.7       Foreign currency transactions
India Operations

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of monetary assets and liabilities are recognised in the profit and loss account other than those exchange differences arising in relation to liabilities incurred for acquisition of fixed assets from outside India, which are adjusted to the carrying value of the underlying fixed assets.

In respect of forward exchange contracts which hedge the foreign currency risk of the underlying outstanding at the year-end or which hedge a firm commitment or highly probable forecasted transactions, the Company values these contracts based on the spot rate at the year-end and the resultant gain or loss is included in the profit and loss account. Gains / losses on cancellation of forward contracts designated as hedge of highly probable forecasted transactions are recognised in the Profit and Loss account in the period in which the forecasted transaction is expected to occur. The premium or discount on all forward exchange contracts arising at the inception of each contract is amortised as income or expense over the life of the contract.

The Company has also entered into foreign currency option contracts in the nature of combination options (net written options) with expiration dates which range upto twelve months. These net written options are revalued at fair values at reporting period end, with any profit or loss arising on the revaluation being recognised in the profit and loss account.

Foreign branch office operations

Revenue items other than depreciation costs are translated into the reporting currency at monthly average exchange rates. Foreign currency denominated monetary assets and monetary liabilities at balance sheet date are translated at exchange rates prevailing on the date of the balance sheet. Fixed assets are translated at exchange rates on the date of the transaction and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from translation of items in the financial statements of the foreign branches is recognised in the profit and loss account.

2.8  Investments

Long-term investments are stated at cost, and provision for diminution is made when in the management’s opinion there is a decline, other than temporary, in the carrying value of such investments. Current investments are carried at lower of cost and fair value.

2.9  Taxation

Income tax expense comprises current tax expense, deferred tax expense or credit and fringe benefit tax is computed in accordance with the relevant provisions of the Income Tax Act, 1961. Provision for current taxes is recognised under the taxes payable method based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the Indian Income-tax Act, 1961. In case of matters under appeal, full provision is made in the financial statements when the Company accepts the liabilities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements of the Company. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Other deferred tax assets are recognised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

Deferred tax assets are reviewed as at each balance sheet date and written down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

Substantial portion of the profits of the Company are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, the Company can utilise exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption and these exemptions expire on various dates between years 2005 and 2009. In this regard, the Company recognises deferred taxes in respect of those originating timing differences, which reverse after the tax holiday year resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday year do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For this purpose, the timing differences, which originate first are considered to reverse first.

2.10 Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the year by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.11 Provisions and contingent liabilities

The Company creates a provision when there is a present obligation as a result of an obligating event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

3      Share capital

	2006	2005

Authorised 250,000,000 (2005: 250,000,000) equity shares of Rs 2 each	500,000	500,000
Issued, subscribed and paid - up 138,281,853 (2005: 137,798,399) equity shares of Rs 2 each fully paid	276,564	275,597

1)              Of the above, 14,500,000 equity shares of Rs 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating Rs 29,000.

2)              In June 2001, Patni’s Board of Directors approved a sub division of existing equity shares of Rs 10 each into 5 equity shares of Rs 2 each.

3)              The above also includes 46,867,500 equity shares of Rs 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating Rs 93,735.

4)              In December 2002, in pursuance of section 77A of the Companies Act, 1956, Patni completed buyback of 1,650,679 equity shares by utilising the share premium account. In this regard, an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs 3,301, has been transferred from general reserve to capital redemption reserve.

5)              In August 2003, the Company allotted 37,140,283 equity shares of Rs 2 each as fully paid bonus shares by capitalization of share premium aggregating Rs 74,281.

6)              In February 2004, Patni completed initial public offering (‘IPO’) of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.  In this regard, equity shares of Rs 2 each were issued at a premium of Rs 228 aggregating Rs 3,085,496.

7)              In December 2005, Patni issued 6,156,250 American Depository Shares ( ‘ADSs’ ) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739,262. Each ADS represents two equity shares of Rs 2 each fully paid-up.

8)              Amount received from employees on exercise of stock options pending allotment of shares is shown as share application money.

9)              Refer note 24 for employee stock compensation plans.

4      Reserves and surplus

	2006	2005
Land revaluation reserve
• Balance carried forward	7,935	7,935
Building revaluation reserve
• Balance brought forward	1,515	1,596
• Transfer to profit and loss account	(81)	(81
	1,434	1,515
Capital redemption reserve
• Balance carried forward	253,301	253,301
	253,301	253,301
Share premium
• Balance brought forward	10,752,309	5,331,763
• Share premium received on issue of equity shares	81,518	5,789,952
• Share premium utilized in connection with share issue expenses incurred during the year	—	(369,406)
	10,833,827	10,752,309
General reserve
• Balance brought forward	1,081,675	887,262
• Transfer from profit and loss account	205,763	194,413
	1,287,438	1,081,675
Profit and loss account, balance carried forward	9,427,283	8,048,445
	21,811,218	20,145,180

5      Secured loans

	2006	2005
Lease obligation in relation to vehicles acquired under finance lease (Refer note 22)	30,639	31,813

Nature of security

Finance lease obligations are secured against the vehicles acquired on lease.

6      Fixed assets

			Buildings		Computers,
			and		and other			Furniture		Total as at	Total as at
	Land	Land	leasehold	Computer	service	Electrical	Office	and		31 December	31 December
	(Freehold)	(Leasehold)	improvements	software	equipments	installations	equipments	fixtures	Vehicles	2006	2005
Gross block As at 1 January 2006	9,019	169,706	1,131,740	791,129	1,296,203	293,797	399,097	589,663	92,494	4,772,848	3,664,601
Additions	—	61,643	419,556	137,182	272,078	195,536	174,159	118,913	19,312	1,398,379	1,258,401
Deletions	—	—	—	—	9,970	—	—	172	18,054	28,196	150,154
As at 31 December 2006	9,019	231,349	1,551,296	928,311	1,558,311	489,333	573,256	708,404	93,752	6,143,031	4,772,848
Accumulated depreciation
As at 1 January 2006	—	3,831	123,143	378,195	992,561	103,059	205,704	236,775	49,332	2,092,600	1,599,183
Charge	—	2,809	49,931	294,922	151,733	47,974	74,747	85,831	17,736	725,683	600,345
Deletions	—	—	—	—	9,958	—	—	131	14,649	24,738	106,928
As at 31 December 2006	—	6,640	173,074	673,117	1,134,336	151,033	280,451	322,475	52,419	2,793,545	2,092,600
Net block as at 31 December 2006	9,019	224,709	1,378,222	255,194	423,975	338,300	292,805	385,929	41,333	3,349,486	2,680,248
Net block as at 31 December 2005	9,019	165,875	1,008,597	412,934	303,642	190,738	193,393	352,888	43,162	2,680,248

Notes:

1.               Gross block of computers, computer software and other service equipments at 31 December 2006 includes foreign exchange gain capitalised during the year aggregating Rs 71 (2005: 110).

2.               Gross block of vehicles as of 31 December 2006 includes assets acquired on lease, refer note 22.

7      Investments

	2006	2005
Long term (at cost)
Trade
Unquoted
Investment in Subsidiary companies
50,000 (2005: 50,000) equity shares of 1 pound each fully paid of Patni Computer Systems (UK) Limited	2,409	2,409
Contribution of Euro 150,000 (2005: Euro 150,000) towards Capital of Patni Computer Systems GmbH	6,076	6,076
7,500 (2005: 7,500) equity shares fully paid of Patni Computer Systems, Inc. (no par value)	3,571,561	3,571,561
	3,580,046	3,580,046
Others
Investments in Bonds
13,500 units (2005: nil) of Nabard Bonds	135,000	—
Current (at lower of cost or fair value)
Non-trade
Unquoted
5,000,000 units (2005: nil) of Deutsche Fixed Term Fund - Series 6 growth	50,000	—
15,000,000 units (2005: nil) of TFHFD3 TATA Fixed Horizon Fund Series-3 Scheme F 18 month	150,000	—
10,000,000 units (2005: nil) of M121YG ABN Amro FTP Series 2 13Mnth plan Growth	100,000	—
20,000,000 units (2005: nil) of B815G Birla FTP - Series H - Growth	200,000	—
150,000 units (2005: nil) of DSP Merrill Lynch Fixed term Plan Series 3A Growth	150,000	—
10,000,000 units (2005: nil) of Deutsche Fixed Term Fund - Series 5 Growth Option	100,000	—
10,000,000 units (2005: nil) of G144 Grindlays Fixed Maturity - 22nd Plan Growth	100,000	—
10,000,000 units (2005: nil) of G150 Standard Chartered Fixed Maturity - 2nd Plan Growth	100,000	—

	2006	2005
10,000,000 units (2005: nil) of OFTS4G HSBC Fixed Term Series 4 Growth	100,000	—
15,000,000 units (2005: nil) of JM Fixed Maturity Fund Series II yearly Olan YSA Growth 156	150,000	—
10,000,000 units (2005: nil) of Kotak FMP Series 13 - Growth	100,000	—
13,000,000 units (2005: nil) of TFHCG3 TATA Fixed Horizon FUND Series-3 Scheme C 13 month	130,000	—
10,000,000 units (2005: nil) of TFHDG3 TATA Fixed Horizon FUND Series-3 Sch-D 13 mth Growth	100,000	—
10,000,000 units (2005: nil) of UTI - Fixed Term Income Fund - Series 1 Plan 18-Q4 Dividend Plan	100,000	—
10,000,000 units (2005: nil) of Tata FHF Series 6-Scheme A-13m Gr	100,000	—
10,000,000 units (2005: nil) of ABN Amro FTP Series 3-366 days-Growth	100,000	—
10,000,000 units (2005: 10,00,0000) of Reliance FHF-I-Annual Plan-Series 1	100,000	100,000
5,000,000 units (2005: nil) of Kotak FMP Series XXI - Growth	50,000	—
100,00,000 units (2005: nil) of Principal Deposit Fund (FMP-4-20) 460 Days -Growth Plan - FEB’06	100,000	—
10,000,000 units (2005: nil) of B813G Birla FTP - Series F - Growth	100,000	—
15,000,000 units (2005: nil) of Principal Deposit Fund (FMP-4-20) 385 Days-Growth Plan - MAR’06	150,000	—
15,257,144 units (2005: nil) of TATA FHF Series 6-Scheme G-Half Yearly	152,572	—
15,000,000 units (2005: nil) of Principal PNB FMP-91 days -Series V-Dividend Payout	150,000	—
10,000,000 units (2005: nil) of Reliance FHF-I-Annual Plan-Series 2	100,000	—
25,367,715 units (2005: nil) of JM FMP Series III-Qtrly (Q5) Option	253,677	—
15,000,000 units (2005: nil) of ABN Amro FTP-Sr 3-Qrtly Plan H (monthly pay scheme)	150,000	—
15,000,000 units (2005: nil) of ABN Amro FTP-Sr 4-Plan A-qtrly dividend	150,000	—
250,000 units (2005: nil) of DSPML FTP-Sr 1F-Qtrly Divi	250,000	—
9,150,000 units (2005: nil) of Deutsche FTF-Series 22-Qrtly-divi	91,500	—
15,227,400 units (2005: nil) of SCFMP-QS 2-Qtrly	152,274	—
20,000,000 units (2005: nil) of ABN Amro FTP-Sr 4-Qrtly Plan B	200,000	—
23,195,171 units (2005: nil) of Kotak FMP 3M Series 7-Divi Reinvest	231,953	—
20,000,000 units (2005: nil) of Birla Fixed Term Plan- Series O - Growth	200,000	—
7,500,000 units (2005: nil) of UTI - (QFMP/1206) Dividend Plan	75,000	—
22,416,978 units (2005: 9,981,703) of Birla Cash Plus - Institutional premium dividend Plan Weekly Dividend - Reinvestment	224,865	100,065
3,718,503 units (2005: 9,384,472) of Birla Cash Plus - IP- Growth	39,624	100,000
47,481,238 units (2005: nil) of Birla Cash Plus - IP - WD - Folio No. 1013038717	475,903	—
2,568,783 units (2005: 975,523) of HDFC Cash Management Fund - Saving Plan - Weekly Dividend Option	27,302	10,363
14,190,973 units (2005: 14,190,973) of H16 - OISID HSBC Cash Fund - Institutional Plus - Growth	150,000	150,000
7,144,745 units (2005: 7,144,745) of HDFC Cash Management Fund - Saving Plan - Growth	100,000	100,000
40,163,586 units (2005: 15,561,332) of I-262_ING Vysya Liquid Fund Super Institutional - WD	405,049	155,862
18,862,225 units (2005: 10,689,205) of Kotak Liquid (Institutional Premium) - Weekly Dividend	189,349	107,207
5,333,343 units (2005: nil) of Kotak Liquid (Institutional Premium) - WDI - Folio No. 675491/51	53,530	—
14,345,967 units (2005: 14,345,967) of Principal Cash Management Fund Liquid Option - Instl. Prem. Plan Growth	150,000	150,000
42,619,971 units (2005: nil) of Principal Cash Management Fund Liquid Option - Instl. Prem Plan - Weekly Dividend Folio 19529356	426,238	—
633,140 units (2005: 68,451) of TLSW01 TATA Liquid Super High Inv. Fund - Weekly Dividend	722,490	77,615
1690 units (2005: 121,417) of TLSG01 Tata Liquid Super High Inv. Fund - Appreciation	1,936	150,000
209,736 units (2005: nil) of G71_Standard Chartered liquidity Manager Weekly Dividend	209,799	—
17,103,029 units (2005: nil) of GSSIF-Medium Term -Fortnightly Dividend Option	171,070	—
23,343,684 units (2005: nil) of Principal Income Fund-ST-Inst Plan-WDR	255,169	—
11,588,301 units (2005: nil) of Reliance Liquidity Fund-WDR	115,899	—
388,776 units (2005: nil) of DSPML Liquid Plus-IP-WDR	388,919	—
21,832,456 units (2005: nil) of ABN Amro Cash Fund- Institutional Plus WDR	218,357	—
8,510,481 units (2005: nil) of JM Money Manager Fund-Super Plus Plan-DDR	85,105	—

	2006	2005
25,177,633 units (2005: nil) of HSBC Liquid Plus-Inst Plus Plan- WDR-129355/32	251,908	—
14,478,668 units (2005: nil) of JM Money Manager Fund-Super Plus Plan-DDR-7023145875	144,787	—
59,236 units (2005: nil) of Templeton India TMA-Super IP-WDR-2109902621756	60,199	—
8,980,834 units (2005: nil) of HSBC Liquid Plus-Inst Plus Plan- WDR-512570/31	89,843	—
361,082 units (2005: nil) of SCLM-Plus-WDR-730278/08	361,133	—
9,593,706 units (2005: nil) of HDFC CMF Call Plan-DDR	100,030	—
17,957,602 units (2005:nil) of Rel Liquid Fund-Cash Plan-DDR	200,066	—
5,000,000 units (2005: nil) of TATA Fixed Horizon Fund Series 7 Scheme D Growth IP	50,000
Nil units (2005: 155,139) of D50 DSP Merrill Lynch Liquidity Fund - Weekly Dividend	—	155,237
Nil units (2005: 10,000,000) of Deutsche Fixed Term Fund - Series 7	—	100,000
Nil units (2005: 10,000,000) of Deutsche Fixed Term Fund - Growth option	—	100,000
Nil units (2005: 9,880,642) of D6_Deutsche Short Maturity Fund - Md -	—	100,000
Nil units (2005: 6,993,007) of G60 GSSIF - St - Plan C - Monthly Dividend	—	70,000
Nil units (2005: 12,412,862) of G63 GSSIF - Short Term - Plan C Growth 21349 / 70	—	125,000
Nil units (2005: 9,576,067) of ABN Amro Cash fund – Institutional Growth	—	100,000
Nil units (2005: 14,086,623) of GCCG Grindlays Cash Fund –Inst Fund C Growth	—	150,000
Nil units (2005: 10,000,000) of G9 Grindlays Fixed Maturity – 18th plan - Dividend	—	100,000
Nil units (2005: 5,000,000) of G104 Grindlays Fixed Maturity -4th Plan B Growth	—	50,000
Nil units (2005: 11,073,543) of Kotak Liquid (Institutional Premium) –Growth plan	—	150,000
Nil units (2005: 10,000,000) of I244 ING Vysya Fixed Maturity Fund Series -IV Growth	—	100,000
Nil units (2005: 10,118,100) of R8-Reliance Fixed Maturity Fund - Qtrly Plan-II Series II Dividend Option	—	101,181
Nil units (2005: 5,000,000) of Principal Deposit Fund Growth - March’05	—	50,000
Nil units (2005: 10,000,000) of Principal Deposit Fund (FMP-3-20) 91 Days Plan	—	100,000
Nil units (2005: 2,990,937) of Principal Income Fund - Short Term Instl.Plan - Md	—	30,000
Nil units (2005: 13,085,466) of Principal Income Fund Short Term Instl. Plan - Growth Plan	—	150,000
Nil units (2005: 6,978,624) of RLF - Treasury Plan - Retail Option - Monthly Dividend	—	100,367
Nil units (2005: 15,000,000) of DSP Merrill Lynch Fixed term Plan Series IA Dividend	—	150,000
Nil units (2005: 20,000,000) of UTI - Fixed Maturity Plan (QFMP/1205/I) Dividend Plan	—	200,000
Nil units (2005: 10,766,076) of OCFPWD HSBC Cash Fund - Institutional Plus weekly dividend	—	107,751
Nil units (2005: 3,426,447) of OISIG HSBC Income Fund - Short Term Inst. - Growth	—	40,000
Nil units (2005: 100,003) of Templeton India Short Term Plan Inst # 2140000237625 Weekly Dividend	—	100,000
Nil units (2005: 5,475,209) of B332G Birla Bond Plus - Instl. - Growth	—	70,000
Nil units (2005: 5,000,000) of Birla Fixed Term Plan Series A-Dividend- Reinvestment	—	50,000
Nil units (2005: 8,111,155) of Kotak Bond (Short Term) - Growth	—	100,000
Nil units (2005: 9,487,087) of Kotak FMP Series XII - Dividend 90 Days	—	94,871
Nil units (2005: 20,535,736) of TSTG TATA ST Bond Fund - Growth 441363/58	—	250,000
Nil units (2005: 5,000,000) of TFHAG1 Tata Fixed Horizon Fund Series 1 Plan A (371 Days Maturity) Growth	—	50,000
Nil units (2005: 10,000,000) of DSP Merrill Lynch Fixed term Plan Series I Dividend	—	100,000
Nil units (2005: 8,034,378) of GCCW Grindlays Cash Fund	—	80,360
Nil units (2005: 15,850) of Templeton India treasury Management Account-Weekly Dividend Reinvestment	—	15,863
Nil units (2005: 2,796,428) of Principal Cash Management Fund Liquid Option –Institutional Premium Plan Weekly Dividend	—	27,973
	10,155,546	4,469,715
Less: Provision for decline in the fair value of investments	(416)	(84)
Total	13,870,176	8,049,677
Aggregate value of unquoted investments	13,870,176	8,049,677
Refer note 26 for summary of investments purchased and sold during the year

8      Sundry debtors (Unsecured)

	2006	2005
Debts outstanding for a period exceeding six months
• considered good	30,225	5,817
• considered doubtful	25,925	23,779
	56,150	29,596
Other debts
• considered good	5,356,041	4,160,419
	5,412,191	4,190,015
Less: Provision for doubtful debts	25,925	23,779
	5,386,266	4,166,236

Of the above, debts due from companies under the same management as defined under Section 370(1)(B) of the Companies Act, 1956 aggregate Rs 4,846,956 (2005: Rs 3,852,041). This consists of debts due from Patni Computer Systems, Inc. aggregating Rs 4,435,227 (2005 : Rs.3,551,446); Patni Computer Systems (UK) Limited aggregating Rs. 315,841 (2005 : Rs.221,224), Patni Computer Systems Gmbh aggregating Rs. 63,312 (2005 : Rs. 34,901), and Patni Telecom Solutions Pvt. Ltd. Rs. 32,576 (2005 : Rs.44,470)

9      Cash and bank balances

	2006	2005
Cash on hand	10,690	14,975
Balances with scheduled banks in current account	133,957	168,984
Balances with non scheduled banks in current account (Refer note 27)	223,290	5,522,267
	367,937	5,706,226

10   Loans and advances (Unsecured)

	2006	2005
Advances recoverable in cash or in kind or for value to be received	208,455	147,098
Security deposits with companies under the same management :
Ashoka Computer Systems Private Limited (Maximum amount of outstanding during the year; Rs 2,732 , 2005: Rs 3,336)	591	2,732
PCS Cullinet Private Limited (Maximum amount of outstanding during the year; Rs 2,766 , 2005: Rs 3,334)	627	2,766
PCS Finance Limited (Maximum amount of outstanding during the year; Rs 2,810 , 2005: Rs 3,303)	501	2,810
	1,719	8,308
MAT Credit entitlement (Refer note 17)	5,735	—
Interest accrued on Investments	1,841	—
Other deposits	238,575	250,469
Loan to employees	2,620	2,805
	458,945	408,680
Less: Provision for doubtful loans and advances	1,128	1,035
	457,817	407,645

11   Current liabilities

	2006	2005
Sundry creditors *	341,178	121,366
Payable to subsidiary companies	418,797	35,769
Billings in excess of cost and estimated earnings	39,045	13,797
Advance from customers	1,456	2,530
Unclaimed dividend **	302	187
Other liabilities (refer note 32)	1,372,023	873,698
	2,172,801	1,047,347

* Sundry creditors include Rs.181,458 being overdrawn bank balances as per books consequent to issue of cheques at the year end though the banks have positive balances as on that date.

** There is no amount due and outstanding to be credited to Investor Education and Protection Fund.

12   Provisions

	2006	2005
Provision for taxation (net of advance tax 2006 : Rs 1,632,565 , 2005 : Rs 1,222,896)	504,707	133,947
Provision for retirement benefits	340,427	307,974
Dividend on equity shares	414,846	344,496
Dividend tax	58,182	48,316
	1,318,162	834,733

13   Other income

	2006	2005
Foreign exchange gain / (loss), net	2,947	(232,614)
Dividend on non-trade investments	269,250	109,439
Profit on sale of non-trade investments, net	76,954	49,395
Profit on sale of fixed assets, net	1,022	133,957
Interest from:
• Loan to employees	171	259
• Bank deposits (tax deducted at source Rs 5,255 ; 2005 : Rs 189)	88,254	12,167
• Others	13,823	33,158
Miscellaneous income	45,219	24,285
	497,640	130,046

14   Personnel costs

	2006	2005
Salaries, bonus and allowances, including overseas employee expenses	3,944,584	3,528,684
Contribution to provident and other funds	198,864	168,389
Staff welfare	132,255	177,621
Pension, gratuity and leave encashment costs	185,829	53,309
	4,461,532	3,928,003

15   Selling, general and administration costs

	2006	2005
Travel and conveyance	641,212	457,617
Legal and professional fees	245,275	255,636
Rent	424,038	317,836
Postage and communication	147,255	166,895
Electricity	201,800	159,481
Advertisement and publicity	44,520	42,476
Software consumables	19,462	23,370
Rates and taxes	12,823	20,919
Recruitment charges	41,270	31,266
Insurance	34,047	31,925
Training fees	18,012	37,636
Printing and stationery	24,248	26,447
Subscription, registration and license fee	10,157	7,219
Repairs and maintenance
• computers	105,615	99,420
• building	16,954	25,562
• others	13,771	25,907
Provision for decline in the fair value of investment	332	29
Provision for doubtful debts and advances	2,239	(22)
Miscellaneous expenses	138,097	101,467
	2,141,127	1,831,086

16   Interest costs

	2006	2005
Interest on finance lease obligations	1,125	1,341
Interest on loans from banks	510	43
Interest on tax assessments (Refer note 31)	87,143	30,248
Interest on others	14	9,155
	88,792	40,787

17   Taxes

		2006	2005
a)	Provision for tax expense consists of the following:
	Current taxes
	• Indian	81,644	78,519
	• Foreign	918,189	310,855
		999,833	389,374
	Deferred tax expense / (credit)
	• Indian	(13,133)	(3,909)
	• Foreign	(15,019)	(30,694)
		(28,152)	(34,603)
		971,681	354,771
	The significant components of deferred tax asset and liability consists of the following:
	Provision for retirement benefits	61,740	52,571
	Provision for bad and doubtful debts	3,086	2,908
	Others	29,887	1,017
	Depreciation	(40,518)	(44,619)
	Total deferred tax asset, net	54,195	11,877
	US branch profit taxes	(85,014)	(70,848)
	Total deferred tax liability	(85,014)	(70,848)

b)             Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Section 115JB of the Income Tax Act, 1961. Considering the future profitability and taxable positions in the subsequent years, the company has recognised “MAT credit entitlement” of Rs 5,735 as an asset by crediting to the Profit & loss account an equivalent amount and included under “Loans and Advances” (Note 10) in accordance with the guidance note on “Accounting for credit available in respect of Minimum Alternate Tax under Income Tax Act, 1961” issued by the Institute of Chartered Accountants of India.

c)              Provision for current taxation includes Rs 19,720 (2005 : Rs. Nil) of foreign taxes and Rs 45,898 (2005 : Rs 35,650) of Indian taxes in respect of earlier years.

18   Auditors remuneration

	2006	2005
Remuneration to auditors consists of the following:
Audit fees	9,410	5,139
Other services	100	337
Out of pocket expenses	220	370
	9,730	5,846

19          Segmental information

In accordance with paragraph 4 of Accounting standard 17 “Segment Reporting” issued by the ICAI, the Company has presented segmental information only on the basis of the consolidated financial statements (refer note 19 of the consolidated financial statements)

20          Related party transactions

(a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties	Names
1	Subsidiaries	1) Patni Computer Systems, Inc.,USA.
2) Patni Computer Systems (UK) Ltd.
3) Patni Computer Systems GmbH.
4) Patni Telecom Solutions Inc.
5) Patni Telecom Solutions (UK) Limited.
6) Patni Telecom Solutions Private Limited.
2	Affiliates	1) PCS Technology Limited.
2) Ashoka Computer Systems Private Ltd.
3) PCS Cullinet Private Ltd.
4) PCS Finance Ltd.
5) Ravi & Ashok Enterprises.
6) iSolutions Inc.
3	Key management personnel	1) Mr N. K. Patni
2) Mr A. K. Patni
3) Mr G. K. Patni
4	Parties with substantial interest	1) Members of Patni family and their relatives.
2) General Atlantic Mauritius Limited (‘GA’).
5	Others	1) Ravindra Patni Family Trust.

(b) Transactions and balances with related parties

			Key	Parties with
			management	substantial
Nature of the transaction	Subsidiaries	Affiliates	personnel	interest	Others
Transactions during the year ended 31 December 2006
Remuneration	—	—	39,828	—
Sales and service income	8,053,142	—	—	—	—
Purchase of fixed assets	10,038	—	—	—	—
Professional fees	9,088	—	—	—	—
Reimbursement of expenses by subsidiaries	366,498	—	—	—	—
Rent and other expenses	—	5,787	—	—	—
Amounts incurred by subsidiary on behalf of the Company	509,252	—	—	—	—
Balances at 31 December 2006
Investments	3,580,046	—	—	—	—
Security deposits paid	—	1,748	—	3,000	—
Deposits received	10,504	—	—	—	—
Debtors	4,789,880	—	—	—	—
Amounts payable	418,797	642	—	—	—
Proposed dividend	—	54,766	53,113	189,890	—
Remuneration payable to the directors	—	—	4,593	—
Provision for pension benefits	—	—	107,512	—
Transactions during the year ended 31 December 2005
Remuneration	—	—	39,925	—
Sales and service income	7,363,875	—	—	—	—
Interest income	31,269	—	—	—	—
Purchase of fixed assets	9,799	—	—	—	—
Professional fees	8,819	—	—	—	—
Reimbursement of expenses by subsidiaries	490,007	—	—	—	—
Rent and other expenses	—	11,683	—	60	—
Donations	—	—	—	—	2,500
Amounts incurred by subsidiary on behalf of the Company	107,484	—	—	—	—
Amounts repaid to subsidiary	83,826	—	—	—	—
Balances at 31 December 2005
Investments	3,580,046	—	—	—	—
Security deposits	—	8,338	—	3,000	—
Debtors	3,852,041	—	—	—	—
Amounts payable	35,769	781	—	37	—
Proposed dividend	—	45,638	44,261	160,899	—
Remuneration payable to the directors	—	—	1,116	—	—
Provision for pension benefits	—	—	96,997	—
Guarantees given	—	150,000	—	—	—

Refer note 28 for Managerial remuneration

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under :

Particulars		2006	2005
Transactions during the year
i)	Remuneration
	Mr A. K. Patni	19,870	19,937
	Mr G. K. Patni	19,958	19,988
ii)	Sales and service income
	Patni Computer Systems, Inc., USA	7,409,496	6,889,788
iii)	Interest income
	Patni Computer Systems, Inc., USA	—	31,144
iv)	Purchase of fixed assets
	Patni Computer Systems, Inc., USA	10,038	9,799
v)	Professional fees
	Patni Computer Systems, Inc., USA	9,088	8,819
vi)	Reimbursement of expenses by subsidiaries
	Patni Computer Systems, Inc., USA	168,476	319,949
	Patni Telecom Solutions Inc	162,660	122,368
vii)	Rent and other expenses
	Ashoka Computer Systems Private Ltd.	1,197	3,886
	PCS Cullinet Private Ltd.	2,077	4,076
	PCS Finance Ltd.	1,615	3,602
	Ravi & Ashok Enterprises.	899	120
viii)	Donations - others
	Ravindra Patni Family Trust	—	2,500
ix)	Amounts incurred by subsidiary on behalf of the Company
	Patni Computer Systems, Inc., USA	476,635	92,169
x)	Amounts repaid to subsidiary
	Patni Computer Systems, Inc., USA	—	83,826
Balances as at the year end
i)	Investments
	Patni Computer Systems, Inc., USA	3,571,561	3,571,561
ii)	Security deposits paid
	Affiliates :
	Ashoka Computer Systems Private Ltd.	591	2,732
	PCS Cullinet Private Ltd.	627	2,766
	PCS Finance Ltd.	501	2,810
	Parties with substantial interest :
	S.M Patni	3,000	3,000
iii)	Deposits received
	Patni Telecom Solutions Inc	10,504	—
iv)	Debtors
	Patni Computer Systems, Inc., USA	4,378,151	3,551,446
v)	Amounts payable
	Patni Computer Systems, Inc., USA	391,168	26,585
	Patni Computer Systems (UK) Ltd.	—	6,040
vi)	Proposed dividend
	Affiliates :
	iSolutions Inc.	54,766	45,638
	Parties with substantial interest :
	General Atlantic Mauritius Limited (‘GA’)	114,850	96,816
vii)	Remuneration payable to the directors
	Mr A. K. Patni	2,296	558
	Mr G. K. Patni	2,296	558
viii)	Provision for pension benefits
	Mr A. K. Patni	53,756	48,499
	Mr G. K. Patni	53,756	48,499
ix)	Guarantees given
	PCS Technology Limited	—	150,000

21   Reconciliation of basic and diluted shares used in computing earnings per share

	2006	2005
Number of shares considered as basic weighted average shares outstanding	137,957,477	125,736,592
Add: Effect of dilutive issues of stock options	1,110,222	1,721,040
Number of shares considered as weighted average shares and potential shares outstanding	139,067,699	127,457,632

22          Leases

The Company has acquired certain vehicles under finance lease for a non-cancellable period of 4 years. At the inception of the lease, fair value of such vehicles has been recorded as an asset under gross block of vehicles with a corresponding lease obligation recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to the Company, however it contains a renewal clause. Fixed assets include the following amounts in relation to the above leased assets:

As at	2006	2005
Gross block of vehicles	55,626	56,503
Less: Accumulated depreciation	24,636	24,486
Net block	30,990	32,017

Future minimum lease payments in respect of the above assets as at 31 December 2006 are summarised below:

	Minimum lease		Present value of
	payments	Finance charge	minimum lease payments
Amount due within one year from the balance sheet date	14,199	862	13,337
Amount due in the period between one year and five years	17,896	594	17,302
	32,095	1,456	30,639

The Company has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the Company. Additionally, the Company has taken certain office premises under non-cancelable operating lease arrangements, which are renewable at the option of the Company.

The future minimum lease payments in respect of such non-cancelable operating leases as at 31 December 2006 are summarised below:

As at	2006	2005
Amount due within one year from the balance sheet date	275,943	223,582
Amount due in the period between one year and five years	231,713	186,359
	507,656	409,941

Rent expense for all operating leases for the year ended 31 December 2006 aggregated Rs 422,941 (2005:Rs 317,836)

23   Contingent liabilities and capital commitments

	2006	2005
Estimated amount of contracts remaining to be executed on capital account and not provided for	1,413,183	1,010,802
Corporate guarantee	—	150,000
Outstanding forward contracts	8,082,925	3,470,390
Unamortised income in respect of forward contracts	81,125	10,748
Forward currency options	863,655	—
Bank guarantees	53,369	18,011
Letters of credit	—	24,672
	10,494,257	4,684,623

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Outstanding forward contracts represents the total value of forward contracts entered into by the company.

During the year, the Company received a demand from the Income tax department of Rs. 630,166 (Including interest demand of Rs. 186,850) for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings.The management of the Company has filed an appeal challenging the disallowance within the time available under the Income Tax Act. Considering the facts and nature of disallowance and based on the advice given by the Company’s legal counsel, the management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

Certain other income tax related legal proceedings are pending against the company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

24   Employee stock compensation plans

On 30 June 2003 Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25 percent of the options vesting at the end of each year. The options can be exercised within five years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant.

Stock options*activity under the plan is as follows:

	Year ended 31 December 2006
	Shares arising	Range of	Weighted average remaining
	out of options	exercise prices	contractual life (months)
Outstanding at the beginning of the year	1,759,550	145	67
	2,574,007	254-338	75
	851,710	381-451	86
Granted during the year	170,000	336	90
Granted during the year	1,798,750	376-493	90
Forfeited during the year	(101,650)	145	—
Forfeited during the year	(254,560)	338	—
Forfeited during the year	(189,600)	376-493	—
Exercised during the year	(414,934)	145	—
Exercised during the year	(68,520)	254-338	—
Outstanding at the end of the year	1,242,966	145	56
	2,420,927	254-338	65
	2,460,860	376-493	81
Exercisable at the end of the year	727,016	145	47
Exercisable at the end of the year	1,108,256	254-338	51
Exercisable at the end of the year	186,149	376-493	56

	Year ended 31 December 2005
	Shares arising		Weightage average remaining
	out of options	Exercise price	contractual life (months)
Outstanding at the beginning of the year	2,352,015	145	75
	2,850,632	254–338	87
Granted during the year	860,710	381–451	90
Forfeited during the year	(159,400)	145	—
Forfeited during the year	(248,625)	338	—
Forfeited during the year	(9,000)	381	—
Exercised during the year	(433,065)	145	—
Exercised during the year	(28,000)	338	—
Outstanding at the end of the year	1,759,550	145	67
	2,574,007	254–338	75
	851,710	381–451	86
Exercisable at the end of the year	663,243	145	53
Exercisable at the end of the year	622,052	254–338	57

* Includes stock options granted to employees of subsidiary companies,

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

	2006	2005
Profit for the year after taxation as reported	2,057,629	1,944,129
Add Stock based employee compensation deteremined under the intrinsic value method	—	—
Less Stock based employee compensation deteremined under the fair value method	38,576	154,383
Pro-forma profit	2,019,053	1,789,746
Reported earnings per equity share of Rs 2 each
- Basic	14.91	15.46
- Diluted	14.80	15.25
Pro-forma earnings per equity share of Rs 2 each
- Basic	14.64	14.23
- Diluted	14.53	14.04

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Dividend yield	0.59% to 0.63%	0.53% to 0.54%
Expected life	3.5 – 6.5 years	2 – 5 years
Risk free interest rates	6.45% to 7.85%	5.74% to 6.73%
Expected volatility *	30.22% to 55%	28% to 50%

* Expected volatility is computed based on historical share price movement since February 2004

25   Amounts due to small scale industrial undertakings

Based on the information and records available with the Company, no amounts are payable to small scale industrial undertakings at 31 December 2006, which are outstanding for more than 30 days (2005:  Nil)

26   Summary of investments purchased and sold during the year

Investments purchased during the year ended 31 December 2006 (non-trade)

	Year ended 31 December 2006
	Units	Cost of purchase
A) Liquidity Fund
ABN Amro Cash Fund- Institutional Plus WDR	21,832,456	218,357
BCP - Institutional Premium -WDR - Folio No.1000995231	124,433,435	1,247,497
Birla Cash Plus - IP - WD - 1013038717	2,566,411	25,722
D50 DSP Merrill Lynch Liquidity Fund - WD Folio No. 88136 / 14	1,001,456	1,001,727
DSP Merrill Lynch Liquidity Fund - WD Folio No. 354869/65	7,475	7,477
DWS Insta Cash Plus Fund-Inst Plan-WDR-2101581702	76,629,579	772,125
DWS Insta Cash Plus Fund-Inst Plan-WDR-2101032082	43,363,685	437,141
DSPML Liquid Plus-IP-WDR	638,529	638,765
DSP ML Liquidity Inst. -DDR 354869/65	155,592	155,624
Deutsche Insta Cash Plus Fund - WD - Folio No. 2101197131	49,358,356	496,962
D6_Deutsche Short Maturity Fund - Md -	40,016	78
G66_Standard Chartered Liquidity Manager Daily Dividend	43,948,721	439,531
GSSIF-Medium Term -Fortnightly Dividend Option	27,166,949	271,725
GCCW Grindlays Cash Fund -Super Inst.Plan C- Weekly Dividend Folio 21349 / 70	7,029,626	70,339
G60 GSSIF - St - Plan C - Monthly Dividend	7,490,872	75,134
HSBC Cash Fund - Institutional Plus Folio # 129355 Weekly Dividend	85,612,006	856,784
OCFPWD HSBC Cash Fund - Institutional Plus Folio # 51022 Weekly Dividend	12,680	127
OCFPWD HSBC Cash Fund - Institutional Plus Folio # Weekly Dividend-512570/31	9,057,149	90,635
HDFC Cash Management Fund - Saving Plan - Weekly Dividend Option Folio No. 734566/45	48,860,638	519,268
HSBC Cash Fund-Institutional Plus-WAR-512570/31	10,268	103
HSBC Cash Fund-Institutional Plus-DDR-129355/32	24,989,956	250,040
HSBC Liquid Plus-Inst Plus Plan- WAR-129355/32	25,177,633	251,912
HSBC Liquid Plus-Inst Plus Plan- WDR-512570/31	8,980,834	89,843
HDFC CMF Call Plan-DDR	9,593,706	100,030
HDFC Cash Management Fund - Saving Plan - Weekly Dividend Option Folio No. 1027877 / 80	3,485	37
HDFC Liquid Fund Premium Plus Plan - Dividend	8,145,646	100,034
I-262_ING Vysya Liq Fund Super Inst-WDR-218854 / 31	111,987,222	1,129,387
JM MMF-Super Plus Plan-DDR-7023145875	14,478,668	144,787
JM MMF-Super Plus Plan-DDR-7021966294	8,510,481	85,105
Kotak Liquid (Institutional Premium) - Weekly Dividend Folio No. 162013 / 28	5,029,021	50,449
K- Liquid (Inst. Prem.) - WDI - Folio No. 675491/51	22,159,423	222,378
K- Liquid (Inst. Prem.) - WDI - Folio No. 281827/ 68	200,329,088	2,010,723
Principal Cash Management Fund Liquid Option - Instl. Prem Plan - Weekly Dividend Folio 19529356	2,593,353	25,936
Principal Income Fund-ST-Inst Plan-WDR	23,343,684	255,169
Principal Cash Management Fund Liquid Option - Instl.Prem Plan - Weekly Dividend Folio 12293106	120,132,550	1,201,525
Reliance Liquidity Fund-WDR	31,558,147	315,684
Rel Liquid Fund-Cash Plan-DDR	17,957,602	200,067
G71_Standard Chartered liquidity Manager Plus WDR	674,564	674,848
SCLM-Plus-DDR-21349/702222222222	50,510	50,515
SCLM-Plus-WDR-730278/08	361,082	361,133
Templeton India Short Term Plan Inst # 2140000237625 Weekly Dividend	120,335	120,988
Templeton India TMA-Super IP-WDR-1910000237625222	602,132	610,983
Sub-total	1,185,995,021	15,576,694

	Year ended 31 December 2006
	Units	Cost of purchase
B) Fixed maturity fund
Templeton India TMA-Super IP-WDR-2109902621756	133,008	135,171
Templeton India TMA Regular Plan WDR-0420000237625	7,046	8,770
Templeton India Treasury Management Accounts - Weekly Dividend Folio 191000023765	50,380	50,419
TLSW01 Tata Liquid Super High Inv. Fund - Weekly Dividend	634,964	724,579
ABN Amro FTP-Sr 3-Qrtly Plan D	20,000,000	200,000
ABN Amro FTP-Sr 3-Qrtly Plan H (monthly pay scheme)	15,000,000	150,000
ABN Amro FTP-Sr 4-Plan A-qtrly divi	15,000,000	150,000
ABN Amro FTP-Sr 4-Qrtly Plan B	20,000,000	200,000
M121YG ABN Amro FTP Series 2 13Mnth plan Growth	10,000,000	100,000
ABN Amro FTP Series 3-366 days-Growth	10,000,000	100,000
ABN Amro FTP-Sr 3-Plan B-qtrly divi	15,000,000	150,000
ABN Amro FTP-Sr 3-Plan C-qtrly divi	15,000,000	150,000
Birla Fixed Term Plan- Series O - Growth	20,000,000	200,000
B813G Birla FTP - Series F - Growth	10,000,000	100,000
B815G Birla FTP - Series H - Growth	20,000,000	200,000
Deutsche Fixed Term Fund - Series 6 growth	5,000,000	50,000
DSP Merrill Lynch Fixed term Plan Series 3A Growth	150,000	150,000
Deutsche Fixed Term Fund - Series 5 Growth Option	10,000,000	100,000
Deutsche FTF-Series 12-qrtly-dividend payout	12,000,000	120,000
Deutsche FTF-Series 13-Qrtly-divi	10,000,000	100,000
DSPML FTP-Sr 1F-Qtrly Divi	250,000	250,000
Deutsche FTF-Series 22-Qrtly-divi	9,150,000	91,500
G137 Grindlays Fixed Maturity - 19th Plan Dividend	5,050,700	50,507
G139 Grindlays Fixed Maturity - 21st Plan Dividend	5,047,100	50,471
G144 Grindlays Fixed Maturity - 22nd Plan Growth	10,000,000	100,000
G150 Standard Chartered Fixed Maturity - 2nd Plan Growth	10,000,000	100,000
SCFMP-9-Qtrly	15,000,000	150,000
SCFMP-QS 2-Qtrly	15,227,400	152,274
OFTS4G HSBC Fixed Term Series 4 Growth	10,000,000	100,000
JM FMP Series III-Monthly Dividend Payout(M3)	7,538,813	75,388
JM FMP Series III-Qtrly (Q5) Option	25,367,715	253,677
JM Fixed Maturity Fund Series II yearly Olan YSA Growth 156	15,000,000	150,000
JM FMP Series III-Qtrly Dividend Option	10,143,213	101,432
JM FMP Series III-Qtrly (Q2) Option	25,367,715	253,677
JM FMP Series III-Monthly Dividend Payout	15,079,876	150,799
JM FMP Series III-Monthly Dividend Payout(M2)	15,154,344	151,543
Kotak FMP Series XXI - Growth	5,000,000	50,000
Kotak FMP Series 13 - Growth	10,000,000	100,000
Kotak FMP-Series 24-Dividend Payout	25,334,643	253,348
Kotak FMP 3M Series 4-Divi Reinvest	23,190,859	231,909
Kotak FMP 3M Series 7-Divi Reinvest	23,195,171	231,952
Kotak FMP Series XVI - Dividend	5,000,000	50,000
Principal Deposit Fund (FMP-3-20) 91 Days Plan	10,255,869	102,559
Principal Deposit Fund (FMP-4-20) 460 Days -Growth Plan - FEB’06	10,000,000	100,000
Principal Deposit Fund (FMP-4-20) 385 Days -Growth Plan - MAR’06	15,000,000	150,000
Principal PNB FMP-91 days -Series V-Dividend Payout	15,000,000	150,000
Reliance FHF-Quarterly Plan B-Series II-Dividend Option22	10,600,000	106,000
Reliance FHF-Monthly Plan A-Series III-Dividend Option	35,000,000	350,000
Reliance FHF-Monthly Plan A-Series IV- Dividend Payout	35,155,219	351,552
Reliance FHF-Monthly Plan A-Series V- Dividend Payout	35,317,443	353,174
Reliance FHF-Qtrly Plan B-Series V- Dividend Payout	10,000,000	100,000
Reliance FHF-I-Annual Plan-Series 1	10,000,000	100,000
Reliance FHF-Monthly Plan A-Series VI- Dividend Payout	35,483,011	354,830

	Year ended 31 December 2006
	Units	Cost of purchase
B) Fixed maturity fund (Contd.)
Reliance FHF-1 Qtrly Plan Series 1	10,000,000	100,000
Reliance FHF-I-Annual Plan-Series 2	10,000,000	100,000
Reliance FHF-1 Monthly Plan Series 1	35,659,789	356,598
Reliance FHF-1 Monthly Plan Series 2	35,833,078	358,331
RLF - Treasury Plan - Retail Option - Monthly Dividend	906,473	11,399
TFHFD3 TATA Fixed Horizon Fund Series-3 Scheme F 18 month	15,000,000	150,000
TFHCG3 TATA Fixed Horizon Fund Series-3 Scheme C 13 month	13,000,000	130,000
TFHDG3 TATA Fixed Horizon Fund Series-3 Sch-D 13 mth Growth	10,000,000	100,000
Tata FHF Series 6-Scheme A-13m Gr	10,000,000	100,000
TATA FHF Series 5-Scheme D-Qrtly divi	15,214,380	152,144
TATA FHF Series 6-Scheme G-Half Yearly	15,257,144	152,570
UTI - Fixed Term Income Fund - Series 1 Plan 18-Q4 Dividend Plan	10,000,000	100,000
TATA Fixed Horizon Fund Series 7 Scheme D Growth IP	5,000,000	50,000
UTI - (QFMP/1206) Dividend Plan	7,500,000	75,000
Sub-total	908,255,353	10,391,573
C) Investments in Bonds
NABARD Bonds	13,500	135,000
Total	2,094,263,874	26,103,267

Investments sold during the year ended 31 December 2006 (non-trade)

	Year ended 31 December 2006
	Units	Sale Value	Cost of purchase
A) Liquidity Fund
A4 - M 43 ABN Amro Cash Fund - Institutional Growth Folio 29719 / 83	9,576,067	105,951	100,000
BCP - Institutional Premium - WDR - Folio No.1000995231	13,927,753	139,706	139,610
Birla Cash Plus - Institutional Premium Dividend Plan Weekly - Folio No. 1000995231	28,230,853	283,100	283,011
Birla Fixed Term Plan Series A-Dividend Reinvest	5,000,000	54,226	50,000
Birla Cash Plus - IP- Growth - Folio No.1000995231	5,665,969	65,000	60,376
B332G Birla Bond Plus - Instl. - Growth Folio #1000995231	5,475,209	71,206	70,000
Birla Cash Plus - IP- WD- 1013038717	24,924,727	250,000	249,897
D50 DSP Merrill Lynch Liquidity Fund - WD Folio No. 88136 / 14	406,745	407,052	406,964
Deutsche Fixed Term Fund - Series 7	10,000,000	100,000	100,000
DSP ML Liquidity Institutional - WDR 354869/65	757,325	757,912	757,477
DWS Insta Cash Plus Fund-Inst Plan-WDR-2101581702	76,629,579	773,347	772,125
DWS Insta Cash Plus Fund-Inst Plan-WDR-2101032082	43,363,685	437,685	437,141
DSPML Liquid Plus-IP-WDR	249,753	250,000	249,845
DSP ML Liquidity Inst. -DDR 354869/65	155,592	155,624	155,624
Deutsche Insta Cash Plus Fund - WD - Folio No. 2101197131	14,929,556	150,311	150,233
Deutsche Insta Cash Plus Fund - WDR -2101197131	34,428,800	347,017	346,728
D6_Deutsche Short Maturity Fund - Md -	9,920,657	100,303	100,078
Deutsche Fixed Term Fund - Growth Option	10,000,000	106,518	100,000

	Year ended 31 December 2006
	Units	Sale Value	Cost of purchase
A) Liquidity Fund (Contd.)
DSP Merrill Lynch Fixed term Plan Series I Dividend	10,000,000	100,035	100,000
DSP Merrill Lynch Fixed term Plan Series IA Dividend	15,000,000	150,026	150,000
G66_Standard Chartered Liquidity Manager Daily Dividend	43,948,721	439,531	439,531
G137 Grindlays Fixed Maturity - 19th Plan Dividend	5,050,700	50,507	50,507
G139 Grindlays Fixed Maturity - 21st Plan Dividend	5,047,100	50,471	50,471
GSSIF-Medium Term -Fortnightly Dividend Option	10,063,920	100,697	100,655
GCCW Grindlays Cash Fund -Super Inst.Plan C- Weekly Dividend Folio 21349 / 70	15,064,004	150,744	150,699
G104 Grindlays Fixed Maturity -4th Plan B Growth	5,000,000	53,119	50,000
GCCG Grindlays Cash Fund -Super Inst.Plan C - Growth - Folio No. 21349 / 70	14,086,623	158,871	150,000
G60 GSSIF - ST - Plan C - Monthly Dividend	14,483,879	145,355	145,134
G63 GSSIF - Short Term - Plan C Growth 21349 / 70	12,412,862	126,629	125,000
G121 Grindlays Fixed Maturity - 18th Plan Dividend	10,000,000	100,000	100,000
HSBC Cash Fund - Institutional Plus Folio # 129355 Weekly Dividend	71,574,020	716,695	716,288
OCFPWD HSBC Cash Fund - Institutional Plus Folio # 129355 Weekly Dividend	21,298,384	213,204	213,161
OCFPWD HSBC Cash Fund - Institutional Plus Folio # 51022 Weekly Dividend	3,518,358	35,217	35,212
OCFPWD HSBC Cash Fund - Institutional Plus Folio # Weekly Dividend-512570/31	4,595,033	46,000	45,983
OISIG HSBC Income Fund - Short Term Inst. - Growth - Folio No.129355/32	3,426,447	40,700	40,000
HDFC CMF - Saving Plan - WDR Folio No. 734566/45	46,291,856	492,301	491,967
HSBC Cash Fund-Institutional Plus-WDr-512570/31	4,472,384	44,787	44,755
HSBC Cash Fund-Institutional Plus-DDR-129355/32	24,989,956	250,040	250,040
HDFC Cash Management Fund - Saving Plan -
Weekly Dividend Option Folio No. 1027877 / 80	979,008	10,405	10,404
HDFC Liquid Fund Premium Plus Plan - Dividend	8,145,646	100,121	100,034
I-262_ING Vysya Liq Fund Super Inst-WDR-218854 / 31	48,105,490	485,400	485,141
I-262_ING Vysya Liquid Fund Super Institutional - WD - Folio NO.218854 / 31	39,279,477	395,743	395,058
I244 ING Vysya Fixed Maturity Fund Series -IV Growth	10,000,000	101,582	100,000
Kotak Liquid (Institutional Premium) - Weekly Dividend Folio No. 162013 / 28	13,215,116	132,653	132,552
K- Liquid (Inst. Prem.) - WDI - Folio No. 675491/51	17,070,420	171,342	171,334
Kotak Liquid (Institutional Premium) - WDI - Folio No. 675491/51	24,910,323	250,000	250,014
Kotak FMP-Series 24-Dividend Payout	25,334,643	253,468	253,348
K- Liquid (Institutional Premium) - WDI - Folio No. 281827/ 68	37,030,323	372,000	371,686
KOTAK Liquid (Institutional Premium) - WDI - Folio No. 281827/ 68	121,784,989	1,222,730	1,222,292
Kotak Bond (Short Term) - Growth Folio # 28127 / 68	8,111,155	101,755	100,000
Kotak FMP Series XII - Dividend 90 Days	9,487,087	94,939	94,871
Kotak FMP Series XVI - Dividend	5,000,000	50,008	50,000
Principal Income Fund Short Term Instl. Plan Growth Plan	13,085,466	152,277	150,000
Principal Deposit Fund (FMP-3-20) 91 Days Plan	20,255,869	202,559	202,559
Principal CMF Liquid Option - Instl. Prem Plan - WDR Folio 19529356	34,966,632	350,000	349,698
Principal Income Fund - Short Term Instl. Plan - Md Folio No.12293106	2,990,937	30,098	30,000
Principal Cash Management Fund Liquid Option - Instl. Prem. Plan -
Weekly Dividend Folio 12293106	47,935,728	479,675	479,498
Principal Deposit Fund Growth - March’05	5,000,000	53,091	50,000
Reliance FHF-Monthly Plan A-Series IV- Dividend Payout	35,155,219	351,552	351,552

	Year ended 31 December 2006
	Units	Sale Value	Cost of purchase
A) Liquidity Fund (Contd.)
Reliance Liquidity Fund-WDR	19,969,846	200,000	199,784
Reliance Fixed Maturity Fund - Annual Plan Series1 Growth Option	10,000,000	107,220	100,000
Reliance Fixed Maturity Fund - Qtrly Plan-II SeriesII Dividend Option	10,118,100	101,181	101,181
RLF - Treasury Plan - Retail Option - Monthly Dividend	7,885,097	99,172	111,767
G71_Standard Chartered liquidity Manager Plus WDR	336,172	336,524	336,364
G71_Standard Chartered liquidity Manager Plus WDR	128,657	128,700	128,685
SCLM-Plus-DDR-21349	50,510	50,515	50,515
Templeton India Short Term Plan Inst # 2140000237625 Weekly Dividend	220,338	221,108	220,988
Templeton India TMA-Super IP-WDR-2100000237625	602,132	612,023	610,983
Templeton India TMA-Super IP-WDR-2109902621756	73,773	75,000	74,972
Templeton India TMA Regular Plan WDR-0420000237625	7,046	8,773	8,770
Templeton India Treasury Management Accounts -
Weekly Dividend Folio 191000023765	66,230	66,300	66,282
TLSW01 Tata Liquid Super High Inv. Fund - Weekly Dividend	68,586	78,035	77,767
TFHAG1 Tata Fixed Horizon Fund Series 1 Plan A (371 Days Maturity) Growth	5,000,000	53,112	50,000
TLSG01 Tata Liquid Super High Inv. Fund - Appreciation Folio # 441363/58	76,049	100,000	93,952
TSTG TATA ST Bond Fund - Growth 441363/58	20,535,736	253,976	250,000
UTI - Fixed Maturity Plan (QFMP/1205/I) Dividend Plan	20,000,000	200,180	200,000
Sub-total	1,256,948,317	16,073,099	16,010,563
B) Fixed maturity fund
ABN Amro FTP-Sr 3-Qrtly Plan D	20,000,000	200,000	200,000
ABN Amro FTP-Sr 3-Plan B-qtrly divi	15,000,000	150,000	150,000
ABN Amro FTP-Sr 3-Plan C-qtrly divi	15,000,000	150,000	150,000
Deutsche FTF-Series 12-qrtly-dividend payout	12,000,000	120,000	120,000
Deutsche FTF-Series 13-Qrtly-divi	10,000,000	100,000	100,000
SCFMP-9-Qtrly	15,000,000	150,000	150,000
JM FMP Series III-Monthly Dividend Payout(M3)	7,538,813	75,388	75,388
JM FMP Series III-Qtrly Dividend Option	10,143,213	101,432	101,432
JM FMP Series III-Qtrly (Q2) Option	25,367,715	253,677	253,677
JM FMP Series III-Monthly Dividend Payout(M1)	15,079,876	150,799	150,799
JM FMP Series III-Monthly Dividend Payout(M2)	15,154,344	151,543	151,543
Kotak FMP 3M Series 4-Divi Reinvest	23,190,859	231,952	231,909
K5 - Kotak Liquid (Institutional Premium) - Growth 162013/28	11,073,543	160,384	150,000
Reliance FHF-Quarterly Plan B-Series II-Dividend Option	10,600,000	106,000	106,000
Reliance FHF-Monthly Plan A-Series III-Dividend Option	35,000,000	350,000	350,000
Reliance FHF-Monthly Plan A-Series V- Dividend Payout	35,317,443	353,174	353,174
Reliance FHF-Qtrly Plan B-Series V- Dividend Payout	10,000,000	100,000	100,000
Reliance FHF-Monthly Plan A-Series VI- Dividend Payout	35,483,011	354,830	354,830
Reliance FHF-1 Qtrly Plan Series 1	10,000,000	100,000	100,000
Reliance FHF-1 Monthly Plan Series 1	35,659,789	356,598	356,598
Reliance FHF-1 Monthly Plan Series 2	35,833,078	358,331	358,331
TATA FHF Series 5-Scheme D-Qrtly divi	15,214,380	152,199	152,144
TLSG01 Tata Liquid Super High Inv. Fund - Appreciation Folio # 441363/58	45,368	59,984	56,048
Sub-total	417,701,432	4,286,291	4,271,873
Total	1,674,649,749	20,359,390	20,282,436

27   Names of non-scheduled banks, balances at year end and maximum amount of outstanding during the year

	2006	2005
Fleet Bank, Boston, USA (formerly Bank Boston - USA) (Maximum balance outstanding during the year: Rs 103,630 ; 2005: Rs 157,273)	18,053	12,584
Bank of Tokyo Mitsubishi Limited - Japan (Maximum balance outstanding during the year: Rs 212,368 ; 2005: Rs 146,081)	96,337	51,110
The Japan Net Bank (Maximum balance outstanding during the year: Rs 350 ; 2005: Rs Nil)	4	—
ANZ Bank Australia - Australia 013-030-1982-72801 (Maximum balance outstanding during the year Rs 13,727 ; 2005: Rs 9,160)	1,297	5,683
ANZ Bank Australia - Australia 013-030-1982-72828 (Maximum balance outstanding during the year Rs 27,789 ; 2005: Rs 33,413)	17,116	9,920
Handels Bank - Kista Sweden 585-341-338 (Maximum balance outstanding during the year Rs 6,374; 2005: Rs 4,777)	2,808	1,331
Handels Bank - Kista Sweden 585-130-558 (Maximum balance outstanding during the year Rs 49,891 ; 2005: Rs.50,352)	38,628	47,132
Korea Exchange Bank - 611-016-118-609 (Maximum balance outstanding during the year: Rs 2,390; 2005: Rs.1,803)	2,145	1,805
Korea Exchange Bank - 801-013451-412 (Maximum balance outstanding during the year: Rs 218 ; 2005: Rs 218)	—	218
Korea Exchange Bank - 650-00-4614-999 (Maximum balance outstanding during the year: Rs 546 ; 2005: Rs 3,168)	—	546
ABN Amro Bank N.V.-Netherlands A/c 43.47.90.427 (Maximum balance outstanding during the year: Rs 5,231; 2005 : Rs 9,155)	435	543
Standard Chartered Bank N.Y. (Maximum balance outstanding during the year: Rs 5,335,052; 2005 : Rs 5,391,395)	46,467	5,391,395
	223,290	5,522,267

28   Supplementary statutory information

(i) Managerial remuneration

	2006	2005
Salaries and allowances	24,294	22,060
Perquisites	2,656	1,212
Contribution to provident fund	2,363	2,148
Provision for pension liability	10,515	14,505
	39,828	39,925

a)              Provisions for gratuity and leave encashment in respect of Directors are not included above, as actuarial valuation is done on an overall Company basis.

b)             Managerial remuneration does not include Rs 58,118 (including provision for pension Rs 20,636); (2005 : Rs 78,253, including provision for pension : Rs 42,816) paid/accrued to manager by the subsidiary company during the year ended 31 December 2006.

c)              Computation of net profit in accordance with Section 349 of the Companies Act, 1956 has not been given, as commission by way of percentage of profits is not payable for the year to the Executive Directors.

d)             Sitting fees paid to non-executive directors not included above aggregated Rs 680 (2005: Rs 580) during the year ended 31 December 2006. Further, commission expense in respect of Non-executive directors not included above aggregated Rs 10,900 (2005: Rs 8,656).

(ii) Value of imported and indigenous software consumables

	2006		2005
Imported	8.90%	1,733	5.46%	1,272
Indigenous	91.10%	17,729	94.54%	22,030
	100.00%	19,462	100.00%	23,302

(iii) Value of imports calculated on C.I.F. basis:

	2006	2005
Capital goods	287,088	320,833
Software consumables	1,733	1,272
Others	—	240
	288,821	322,345

(iv) Expenditure in foreign currency

	2006	2005
Overseas employee expenses	311,614	170,544
Travelling	360,477	420,898
Professional fees and consultancy charges	86,792	70,769
Subscription and registration fees	5,900	2,559
ADR expenses	—	341,723
Others	69,082	65,582
	833,865	1,072,075

(v) Earnings in foreign currency

	2006	2005
Sales and services income (on FOB basis)	9,901,111	8,711,653
Interest received	64,831	43,476
	9,965,942	8,755,129

(vi) Dividend remitted in foreign currency

	2006	2005
Number of non-resident shareholders	4	3
Number of equity shares held on which dividend was due (paid up value of Rs 2 each)	20,908,373	20,908,373
Period to which dividend relates
• Final dividend
1 January 2005 to 31 December 2005	52,271	—
1 January 2004 to 31 December 2004	7,821	41,817
	60,092	41,817

29   Statement of Utilisation of IPO Funds as of 31 December 2006

		No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)		12,312,500	466	5,739,262
Share issue expenses				369,406
Net proceeds				5,369,856
Deployment :
1	Held as current investments			4,118,694
2	Utilised for Capital expenditure for office facilities			1,130,339
3	Exchange loss			120,823
Total				5,369,856

30   US Internal Revenue Service (IRS) examination

The examination of tax filings of the Company and its US subsidiary ,for the fiscal years 2001 and 2002, was finalized by the US Internal Revenue Service (“IRS”) examination during the year. The IRS assessed certain amounts to be taxable in the hands of the subsidiary due to delinquency in the Tax filings by the US branch of the Company. The additional demand on the US Subsidiary due to the delinquent Tax filing of US Branch, was Rs. 299,596, which is reimbursable by the Company to the US Subsidiary.

31   Change in estimates

In connection with the IRS examination of the fiscal years 2001 and 2002 which has been finalized, the Company has revised its estimates for years ended 31 March 2003, 31 March 2004 and 31 March 2005 and accounted for the same during the year.

2006
Personnel costs	(29,967)
Interest costs	69,011
Current taxes - Foreign	607,395
Deferred tax expense / (credit) - Foreign	(5,186)
641,253

32   Other liabilities

Other liabilities includes provision made by the company of Rs 32,749 based on a substantial degree of estimation as at 31 December 2006, towards committed lease rentals under onerous lease contracts.

33          Disclosure pursuant to AS-7, ‘Construction Contracts’ (Revised) in respect of revenue contracts for customised software development

		2006	2005
i	Contract Revenue recognised for the year ended 31 December 2006	1,885,849	1,780,976
ii	Aggregate amount of contract costs incurred for all contracts in progress as at year end	643,395	491,983
iii	Recognised Profits (less recognised losses) for all contracts in progress as at year end	553,407	554,305

34   Prior year comparatives

Previous year figures have been appropriately reclassified to conform to the current year’s presentations.

31   Balance Sheet Abstract and Company’s General Business Profile

I.	Registration Details

	Registration No.	20127			State Code	11
	Balance Sheet Date	31	12	2006
		Date	Month	Year

II.	Capital raised during the year

		Public issue		Right issue
		NIL		NIL
		Bonus issue		Private placement
		NIL		NIL
III.	Position of mobilisation and deployment of funds

		Total liabilities		Total assets
		25697086		25697086
Sources of funds
		Paid-up capital including share application money		Reserves and surplus
		279252		21811218
		Secured loans		Unsecured loans
		30639		NIL
Deferred Tax Liability
85014
Application of funds
		Net fixed assets		Investments
		5462290		13870176
		Net current assets		Deferred Tax Assets
		2819462		54195
		Accumulated losses		Miscellaneous expenditure
		NIL		NIL
IV.	Performance of Company

		Turnover		Total expenditure
		10475941		7417053
	+ / -	Profit before tax	+ / -	Profit after tax
	+	3058888	+	2057629
		Earning per share in Rs		Dividend @ %
		14.91		150%

V.	Generic names of three principal products/services of Company (As per monetary terms)

	Item no ITC code	NIL	Product description	Computer Software and Services

For and on behalf of the Board of Directors

	N K Patni	G K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Executive Director	Director	Director

Mumbai		Surjeet Singh	Arun Kanakal
8 February 2007		Chief Financial Officer	Company Secretary

Statement pursuant to section 212 of the Company Act, 1956 relating to subsidiary companies

							Investment
							Other than		Profit/(Loss)		Profit/(Loss)
	Reporting	Exchange	Share		Total	Total	Investment		before	Tax	after	Proposed
Name of Subsidiary	Currency	Rate	capital	Reserves	Assets	Liabilities	in Subsidiary	Turnover	taxation	Provision	taxation	Dividend	Country

Patni Computer Systems Inc	USD	44.29	1,599,203	(135,864)	8,201,697	6,738,357	274,598	17,720,785	727,669	1,378,718	(651,049)	—	USA

Patni Computer Systems (UK) Limited	GBP	87.03	2,409	254,728	807,656	550,520	78,028	1,449,835	82,788	26,185	56,603	—	UK

Patni Computer Systems GmbH	EUR	58.41	6,076	24,195	151,998	121,727	—	262,678	16,235	7,328	8,907	—	GERMANY

Patni Telecom Solutions (P) Limited	INR	1	4,198	676,290	952,577	272,089	—	1,281,354	453,192	4,772	448,420	—	INDIA

Patni Telecom Solutions Inc	USD	44.29	17,312	817,564	1,080,065	245,189	36,539	3,394,046	413,506	68,948	344,558	—	USA

Patni Telecom Solutions (UK) Limited	GBP	87.03	5,821	308,120	756,941	443,001	18,535	1,089,527	257,334	80,472	176,862	—	UK

Total			1,635,019	1,945,033	11,950,934	8,370,882	407,701	25,198,225	1,950,724	1,566,424	384,300

For and on behalf of the Board of Directors

	N K Patni	G K Patni	Arun Duggal	Pradip Shah	Abhay Havaldar	Arun Kanakal
	Chairman and CEO	Executive Director	Director	Director	Alternate Director	Company Secretary

Mumbai
26 April 2005

Management’s Discussion and Analysis

of the Consolidated Financials under Indian GAAP

Industry Structure and developments

Businesses are increasingly relying on IT service providers to help manage the growing complexity, cost, and risk of today’s IT infrastructure. Client engagements have evolved from simple staff augmentation and generic technology services to customized IT solutions requiring skilled IT professionals with in-depth industry knowledge. Further, the maturity of outsourced and offshore service delivery has generated client demand for more sophisticated engagement models combining onsite and offshore IT management. We believe these trends will continue to drive growth generally in the worldwide market for IT services and specifically in the Indian IT services industry.

Expectation for accelerated global IT spending

Changing market conditions, rapid technological innovation, the impact of the internet and increasing globalization are creating an increasingly competitive business environment requiring businesses to transform the manner in which they operate. Customers are increasingly demanding improved service and accelerated delivery times at lower costs. To adequately address these needs, businesses are using IT service providers to help create sustainable competitive advantages.

According to Gartner IT Services Worldwide forecast 2003-2010, end-user spending on IT services will grow at a 6.4% compound annual growth rate through 2010 to reach $855.6 billion, with positive growth in nearly all market segments. (Source: Forecast: IT Services, Worldwide, 2003-2010 (Update) 30 November, 2006 Ellie Babaie, Kathryn Hale, Robert De Souza, Yuko Adachi, Freddie Ng.)

Increased IT outsourcing as a means to optimize costs

Businesses are outsourcing their IT requirements to better manage their IT spending and reduce costs. Outsourcing enables businesses to optimize their IT cost structures by converting a portion of their fixed costs to variable costs. Consequently, we believe outsourcing presents significant long-term growth potential. The following table shows Gartner’s worldwide forecast for core outsourcing by vertical market for 2005 to 2009. market for 2005 to 2009.

Trend towards offshore IT services

Macroeconomic trends of globalization and industrialization, and a rapidly evolving economic and business environment have driven the trend towards offshoring of IT services. To acquire high quality IT services more cost effectively, businesses

Figure 3. Worldwide Forecast for Core Outsourcing by Vertical Market, 2005 to 2009 (U.S. $Millions)

Source:      Publication Date: 14 December 2005 ID Number: G00131095, Gartner on Outsourcing, 2005 By Lorrie Scardino, Dane S. Anderson, Robert H.Brown, Claudio Da Rold, Cassio Dreyfuss, Frances Karamouzis, John-David Lovelock, William Maurer, Cynthia Moore, Allie Young

are increasingly using offshore IT providers. It has become common for requests for proposals to require significant detail about the IT services providers’ offshore capabilities. As a result, over the last few years a large number of global technology and IT services companies have begun to incorporate offshore operations as part of their business models.

According to an IDC report published in 2006, worldwide spending on offshore IT services is expected to grow from $13.1 billion in 2005 to $29.4 billion in 2010. This represents a CAGR of 17.6%. Source : IDC Worldwide & U.S. Offshore IT Services 2006-2010 Forecast Barry Rubenstein, Jason Bremner, Marianne Kolding, Phil Hassey, Christopher Real, Vladimír Kroa, Nigel Wallis

Growing Indian IT services sector

India is a premier source for offshore IT services. According to an IDC report published in 2004, 80% of businesses in a survey with thirty respondents selected India as a preferred country for offshore IT services.

We believe that there are several key factors favoring India:

•                  High quality delivery: The development centers at several of the Indian IT services providers have been assessed at SEICMM Level 5;

•                  Significant cost benefits: The NASSCOM 2007 Strategic Review states that India has a strong track record of delivering a significant cost advantage, with clients regularly reporting savings of 25-50% over the original cost base.

Abundant skilled resources: With over half the population of India aged less than 25 years, India has an abundant, highly-skilled, English speaking labor pool. According to the NASSCOM 2007 Strategic Review, Indian educational institutions turn out approximately 4,95,000 technical graduates (including 264,000 engineering graduates), nearly 2.3 million other graduates and over 300,000 post graduates annually. NASSCOM estimates that direct employment in the IT-BPO sector in India will cross 1.6 billion this year.

Opportunities and Threats

Our Delivery Model

We address our clients’ needs with our global delivery model, through which we allocate resources in a cost-efficient manner using a combination of onsite client locations in North America, Europe and Asia and offshore locations in India. We believe an integral part of our delivery is our industry knowledge, which we refer to as our domain expertise.

We refer to our own industry experts, business analysts and solutions architects who are located primarily onsite with the client as our “domain wedge”. These experts are supported by additional personnel who provide technical services onsite on a temporary basis, and by our trained professionals located normally at one or more of our eight offshore centers in India. Typically, at the initial stage of a project, we provide services through our onsite industry and technology experts and our transient onsite delivery personnel. By applying our domain wedge approach, we deliver solutions that can be structured to scale to suit our clients’ needs. In certain cases we provide dedicated offshore development centers, set up for a particular client. Through these offshore development centers we integrate our clients’ processes and methodologies and believe we are better positioned to provide comprehensive and long-term support. We maximize the cost efficiency of our service offerings by increasing the offshore portion of the work as the client relationship matures. To complement our domain wedge, we have aligned a majority of our sales and marketing teams to focus on specific industry sectors.

Our Competitive Strengths

We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

Focused Industry Expertise

We concentrate on industries where we believe we can generate sustained revenue growth, such as insurance, manufacturing, financial services and telecommunications. Through our extensive experience in these industries, we provide solutions that respond to technological challenges faced by our clients. For example, to enhance our domain expertise in telecommunications, we acquired Cymbal in 2004. We also focus on technology practices, specifically in product engineering and for ISVs.

Successful Client Relationships

We have demonstrated the ability to build and manage large client relationships. Our long-term relationships typically develop from performing discrete projects to providing multiple service offerings spread across the client’s businesses. For example, we have a sixteen-year relationship with our largest client General Electric, which had $84.4 million in revenues in 2006. Through our flexible approach, we believe we offer services that respond to our clients’ needs irrespective of their size. By leveraging our industry experience with our project management capabilities and breadth of technical expertise, we solidify and expand our client relationships.

Extensive Suite of IT Services

We provide a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services. Our knowledge and experience span multiple computing platforms and technologies, which enable us to address a range of business needs and to function as a virtual extension of our clients’ IT departments. We offer a broad spectrum of services in select industry sectors, which we leverage to capitalize on opportunities throughout our clients’ organizations.

Delivery and Operational Excellence

Through our mature global delivery model, we deliver high quality and cost-effective IT services from multiple locations in a reduced timeframe. We vary the composition of our employee resource pool, in terms of seniority and location, to maximize our productivity and efficiency. Our processes and methodologies have achieved Capability Maturity Model Integrated (CMMi) Level 5, the highest attainable certification. We use project management tools to deliver services to client specifications in a timely and reliable manner while maintaining a high level of client satisfaction.

Highly skilled Professionals

We have a highly qualified management team with a broad range of experience in the IT industry. Our Chief Executive Officer is an entrepreneur and engineer who has been in the IT industry for over 30 years and has led us from our inception in 1978. Most of our senior management team has worked as a team for over twenty years. We use our competitive recruitment program to select the best talent from India’s premier engineering institutions.

Our Strategy

We seek to further enhance our position as a leading Indian provider of integrated IT services and solutions through our global delivery model. To achieve this we intend to:

Penetrate and Grow Strategic Client Accounts

We have achieved strong revenue growth by focusing on select, long term customer relationships which we call strategic accounts. We aim to expand the scope of our client relationships by leveraging our focused industry sector expertise with delivery excellence, responsive engagement models and breadth of services. We intend to focus on adding new strategic clients and further penetrating our existing customer relationships. We address the needs of our larger strategic relationships through dedicated account managers who have responsibility for increasing the size and scope of our service offerings to such clients. We aim to strengthen our sales and marketing teams, a majority of whom are aligned to focus on specific industries.

Strengthen and Broaden our Industry Expertise

We intend to strengthen our understanding of key industries by investing in a strong base of industry experts, business analysts and solutions architects as well as considering select, targeted acquisitions. We believe that we can add more value than a general service provider because we understand the specific industry requirements of our clients.

Strengthen and Broaden our Service Lines

We aim to deepen our existing client relationships through new and more comprehensive service lines. In recent years we have added new capabilities in line with our growth and customer needs. We continually explore new initiatives through our internal centers of excellence, which focus on innovation in specific technology platforms or services. For example, we added quality assurance services as a new service line, and developed increased capabilities such as business intelligence, database administration and legacy system modernization in other service lines.

Optimize and Expand Delivery Capability

We are committed to enhancing our processes and methodologies by investing in project management tools that improve our efficiency. We aim to develop new productivity tools, refine our software engineering techniques and maximize reuse of our processes. For example, we use automation testing to increase the efficiency of our project methodologies and for process management, defect tracking, audit management and contract management. We also apply this commitment to our infrastructure and we are constructing new knowledge park campuses in India to provide world class infrastructure, high standards of quality and secure delivery.

Build our Brand Globally

While our “Patni” brand is an established and recognized brand in India, we intend to increase recognition of our brand elsewhere in our client markets. We seek to achieve this through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

Pursue Strategic Acquisitions

We seek to pursue selective strategic acquisitions to augment our capabilities and to address gaps in industry expertise, technical expertise, service lines and geographic coverage. We will continue to consider and seek acquisition opportunities such as Cymbal, which considerably increased our capabilities in the telecommunications sector.

Competition

We operate in a highly competitive environment and this competitive pressure on our business is likely to continue. The market for IT services is rapidly evolving and highly competitive.

We expect that competition will continue to intensify. We face competition or competitive pressure from:

•                  Indian IT services companies, such as HCL Technologies Limited, Infosys Technologies Limited, Satyam Computer Services Limited, Tata Consultancy Services Limited and Wipro Limited;

•                  international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation, Sapient Corporation and Electronic Data Systems;

•                  divisions of large multinational technology firms such as IBM, and Hewlett Packard Company, or Hewlett Packard;

•                  in-house IT departments of large corporations;

•                  other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms;

•                  offshore service providers in other countries with low wage costs such as China and the Philippines, and countries in Eastern Europe; and

•                  involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients.

A number of our international competitors are setting up operations in India. Further, a number of our international competitors with existing operations in India are ramping up their presence in India as offshore operations in India have become an important element of their delivery strategy. This has resulted in increased employee attrition among Indian vendors and increased wage pressure to retain software professionals and reduce such attrition.

Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than we do. Clients may prefer vendors that have delivery centers located globally or are based in countries that are more cost-competitive than India. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. We believe that our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical employees, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to client needs.

Segment-wise Performance

Our operations pertain to provision of IT services and solutions to customers belonging to various industries such as insurance, manufacturing and financial services. and also to technology practices. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information.

We derive a significant proportion of our revenues from clients in the insurance, manufacturing, telecommunications and financial services industries. We also provide services to clients in other industries, including retail, energy and utilities, logistics and transportation, and media and entertainment. In addition, we market our services to clients through our technology practices, comprising our product engineering and ISV practices. The following table indicates the breakdown of our revenues by our industry and technology practices:

Industry Segments

	Year ended December 31,
	2004	2005	2006
Industry Practice
Financial Services	19.2%	16.0%	15.3%
Insurance	32.8%	27.7%	23.2%
Manufacturing	28.3%	21.9%	21.7%
Telecommunications	2.6%	15.3%	18.9%
Other	6.6%	6.5%	6.7%
Technology Practice
ISV Practice(1)	5.9%	5.0%	4.1%
Product Engineering(1)	4.6%	7.5%	10.1%
Total	100.0%	100.0%	100.0%

(1) In January 2007 we have combined our ISV and Product Engineering practices.

Outlook, Risks and concerns

These have been discussed in detail in the Risk management section in this Annual Report.

Internal control systems

We maintain internal control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorization and properly recorded, and accounting records are adequate for preparation of financial statements and other financial information. The internal audit function performs internal audit periodically to ascertain their adequacy and effectiveness.

The Audit Committee was constituted as a sub-committee to Board of Directors and it consists solely of independent directors. The Audit Committee monitors and provides effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and reviews the processes and safeguards employed by each. In addition our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The committee also holds discussions with Statutory Auditors, Internal Auditors and the Management on matters pertaining to internal controls, auditing and financial reporting. The Committee reviews with the statutory auditors the scope and results of the audit.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.

Financial Condition

Share capital	(Rs in thousands)

	Year ended	Year ended
	31, December	31, December
	2006	2005
Balance at the beginning of the year	275,597	249,994
Shares issued during the year
ESOP plan	967	978
ADS issue	—	24, 625
Balance at the close of the year	276,564	275,597

In December 2005, Patni issued 6,156,250 American Depository Shares ( 'ADSs' ) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739.3 million. Each ADS represents two equity shares of Rs 2 each fully paid-up. An amount of Rs. 369.4 million has been incurred towards ADS issue expenses and the same has been adjusted against share premium received on the ADS issue in accordance with Section 78 of the Companies Act, 1956.

The Company has established the 'Patni ESOP 2003' plan, under which it issued 483,454 shares to 462 employees and 2 directors during the year. The Company is authorized to issue up to 11,142,085 equity shares to eligible employees under its ESOP plan.

Following these issuances of the Company’s equity shares during the year, the issued, subscribed and paid-up share capital increased by 483,454 shares to 138,281,853 shares.

Reserves and surplus

The issuance of equity shares through the Company’s ESOP issue, as mentioned above, resulted in an addition of Rs 81.5 million to the share premium account.

The Company transferred an amount of Rs 205.8 million from its profit for the year to the general reserve, while Rs 1,769 million was retained in the profit and loss account.

Secured loans

The Company acquires vehicles under finance lease for a non-cancellable period of four years. The lease rental obligation in relation to such vehicles is recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to the Company.

Net deferred tax liability

The Company recorded cumulative net deferred tax liability of Rs 35.6 million as of 31 December 2006. The deferred tax liability represents timing differences arising out of Costs and estimated earnings in excess of billings, Depreciation and U.S. branch profit taxes.

Goodwill

The excess of cost to the parent company of its investment in subsidiaries over the parent company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognized in the consolidated financial statements as goodwill. Goodwill recorded in the consolidated financial statements has not been amortized, but evaluated for impairment.

The aggregate goodwill recorded in the financial statements comprises the following:

(Rs in thousands)

	Year ended	Year ended
	31, December	31, December
	2006	2005
Balance at the beginning of the year	2,921,323	2,687,715
Goodwill arising on acquisition of 100% equity interest in TRI	—	—
Goodwill arising on acquisition of 100% Equity interest in Patni USA	—	—
Goodwill arising on acquisition of 100% equity interest in Patni Telecom Solutions Inc. (formerly Cymbal Corporation)	—	—
Contingent consideration arising out of Patni Telecom Solutions Inc. (formerly Cymbal Corporation)	532,017	243,093
Effect of foreign currency translation	(52,676)	(9,485)
Balance at the end of the year	3,400,664	2,921,323

Fixed assets	(Rs in thousands)

	Year ended 31	Year ended 31	Increase /
	December 2006	December 2005	(Decrease) %
Gross block
Land – freehold	9,019	9,019	—
– leasehold	231,349	169,706	36.3
Buildings and leasehold improvements	1,687,716	1,214,376	38.9
Computers, software and other service equipment	2,869,180	2,416,974	18.7
Electrical installations	508,057	312,335	62.7
Office equipments	707,668	450,117	57.2
Furniture and fixtures	803,626	660,926	21.6
Vehicles	103,280	101,917	1.3
Intangible assets	22,051	—	100.0
Total	6,941,946	5,335,370	30.1
Less: Accumulated depreciation	3,186,730	2,372,420	34.3
Add: Capital work-in-progress	2,113,924	1,210,178	74.7
Net fixed assets	5,869,140	4,173,128	40.6

During 2006, the Company added Rs 1,635.4 million to its gross block of assets. During the year, the Company invested Rs 878.9 million on acquisition of fixed assets in Airoli, Navi Mumbai, Rs. 62.1 million on leasehold land at NSEZ, Noida and Rs. 60 million in Magarpatta, Pune.

Patni Knowledge Park, Airoli

During the year the company has started its operations at Patni Knowledge Park, Airoli (Navi Mumbai) w.e.f.. 1st November 2006 on completion of Phase I (Part I). The Company has capitalized Rs. 878.9 million which mainly comprise of building, air conditioners, electrical installations, furniture & fixtures, plant & machinery hardware and plant & machinery software.

Magarpatta, Pune

The Company has made investments in leasehold improvements, air conditioners, electrical installations and furniture and fixtures aggregating to Rs 60 million for the first, second floor and 5th Floor at Magarpatta, Pune location. Company has started its operations at Fifth floor w.e.f. 25th July 2006.

NSEZ, NOIDA

During the year, the Company has procured leasehold land at NSEZ, Noida amounting to Rs. 62.1 million.

The capital work-in-progress as at December 31, 2006 and

2005 represents advances paid towards acquisition of fixed assets and the cost of assets yet to be put to use.

The ongoing development work at Patni’s ‘Knowledge Parks’ at Airoli (Navi Mumbai) – Phase I Part II, Pune Magarpatta Level 6 and in SIPCOT- Phase II (Chennai) has led to the accretion of Rs. 335.27 million to capital work-in-progress in 2006.

During the year the company has given capital advances towards procurement of land at Hyderabad amounting to Rs. 120.2 million and Rs.121.8 million towards procurement of land at Kolkata IT Park.

Investments

Surplus cash generated from operations are invested in long-term and current money market instruments. Investments increased to Rs10,697.8 million as of December 31, 2006 compared to Rs 6,331.3 million as of December 31, 2005.

Deferred tax asset (net)

The Company recorded cumulative deferred tax asset (net) of Rs 550.5 million as of December 31, 2006. This relates to the subsidiary companies, Patni USA and Patni Computer Systems (UK) Limited and Patni Telecom Solutions Inc. The deferred tax asset represents timing differences arising out of provisions for retirement benefits, provision for bad and doubtful debts, deferred revenues , billings in excess of cost and estimated earnings, accrued expenses and carry forward losses.

Sundry debtors

Sundry debtors of Rs 5,122.8  million (net of provision for doubtful debts amounting to Rs 137.6 million) represents 19.64 per cent of revenues for the year ended December 31, 2006. During the year, the debts outstanding for a period exceeding six months reduced further to 3.6 per cent of gross debtors compared to 3.9 per cent in the previous year. Provision for doubtful debts as a percentage of sundry debtors also reduced to 2.6 per cent from 3.4 per cent in the previous year.

The age profile of debtors is given below:

	Year ended 31	Year ended 31
	December	December
Period in days	2006	2005
0-180	96.4%	96.0%
More than 180	3.6%	4.0%
Total	100.0%	100.0%

Cash and bank balances

The Company recorded cash and bank balances of Rs 2,060.6 million and Rs 6,707.3  million as of December 31, 2006 and 2005, respectively. Bank balances include balances maintained both in India and overseas. Bank balances in India include both rupee accounts and foreign currency accounts.

As of December 31, 2006 and 2005, the Company had cash and cash equivalents (cash and bank balances including short term investments) of Rs 12,623.4 million and Rs 13,038.7 million, respectively. Cash and cash equivalents represent  42.7 per cent and 50.5 per cent of total assets as of 31 December 2006 and 2005, respectively.

Cost and estimated earnings in excess of billings

Costs and estimated earnings in excess of billings represent revenues recognized by the Company in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and once customer acceptance is received. Cost and estimated earnings in excess of billings decreased to  Rs 1,011.3 million during the year ended December 31, 2006 compared to Rs 1,176.1 million in the year ended December 31, 2005  due to increase in billing and improved focus on lowering the unbilled revenues.

Loans and advances

During the year ended December 31, 2006 advances recoverable in cash or kind increased to Rs 431.5 million from Rs 323.1million in the year ended December 31, 2005.

Security deposits increased to Rs 296.5 million for the year ended December 31, 2006 from Rs 290.8 million in the year ended December 31, 2005.

Loan to the Company’s employees were higher at Rs 38.9 million for the year ended December 31, 2006 from Rs 19.4 million in the year ended December 31, 2005.

Current liabilities

Current liabilities primarily include creditors for goods and expenses of Rs 489.7 million, which represent amounts payable to vendors for goods or services rendered. Sundry creditors also include Rs. 181.5 million being overdrawn bank balances as per books consequent to issue of cheques at the year end though the banks have positive balances as on that date. Billings in excess of cost and estimated earnings of Rs 147.2 million denotes billings in excess of revenues recognized. Advances received from customers of Rs 8.2 million include amounts received from customers for the delivery of future services. Deferred revenues of Rs 48.5 million relate to revenues for set up activities that are deferred and recognized over the period in which the fees are earned. Related costs are also deferred in such instances and are grouped under ‘advances recoverable in cash or kind’. Other liabilities of Rs 3,025.1 million include increased provisions for employee related and other costs. It also includes provision made by the company of Rs. 32.7 million based on a substantial degree of estimation as at 31 December, 2006, towards committed lease rentals under onerous lease contracts.

Provisions

Provision for taxation represents estimated income tax liabilities, both in India and overseas. Provision for taxation (net of advance tax ) as of December 31, 2006 was Rs 1,069.1 million.

As of December 31, 2006, provision for retirement benefits increased to Rs 907.4 million from Rs 799.5 million as of December 31, 2005 primarily on account of increase in salaries and an increase in manpower.

Dividend on equity shares of Rs 414.8 million represents dividend payable to shareholders of the Company recommended by the Board of Directors and will be paid on approval by the shareholders at the annual general meeting. Dividend tax denotes taxes payable on the proposed dividend for 2006.

Results of Operations

The following table sets forth certain financial information for the year ended December 31, 2006 as a percentage of revenues, calculated from the consolidated financial statements:

(Rs in thousands)

	Amount	% of income
Sales and service income	26,080,258	97.8%
Other income	595,711	2.2%
Total income	26,675,969	100%
Personnel cost	14,447,266	54.2%
Selling, general and
administration cost	5,959,700	22.3%
Depreciation	842,774	3.2%
Transfer from revaluation reserves	81	—
Interest costs	189,635	0.7%
Total expenses	21,439,294	80.4%
Profit before prior period items
and taxation	5,236,675	19.6%
Prior period items	221,172	0.8%
Profit for the year before taxation	5,015,503	18.8%
Provision for taxation	2,567,682	9.6%
Profit for the year after taxation	2,447,821	9.2%

Income

The Company’s sales and service income was Rs 26,080.3 million in 2006 from Rs 19,869.3 million in 2005. Clients from the insurance, manufacturing and financial services industries contribute a large proportion of our sales and service income.

In 2006, revenues from these clients together contributed 60.3 per cent of our revenues.

The Company derives a significant proportion of its revenues from clients located in the United States. In 2006, the company derived 80.8 per cent of its revenues, from clients located in the United States. However, strong revenue growth was achieved in other regions and the business achieved a greater element of geographical diversification. The Company added  92  new clients during 2006.

Other income was Rs 595.7 million in 2006 from Rs 381.9 million in 2005. During 2006, other income comprised interest and dividend income of Rs 456 million, profit on sale of fixed assets of Rs 1.3 million, gain of Rs 77 million on the sale of investments and other miscellaneous income of Rs 61.4 million.

Personnel costs

Personnel costs were Rs 14,447.3 million and Rs 11,197.7 million in 2006 and 2005, respectively. These costs represent 54.2 per cent and 55.3 per cent of the Company’s total income in 2006 and 2005, respectively. Personnel costs comprise salaries paid to employees in India and overseas staff expenses. The Company added 1,002 employees ( net ) during 2006.

Selling, general and administration expenses

The Company incurred selling, general and administration expenses of Rs  5,959.7 million and Rs 4,931.3 million, representing 22.3 per cent and 24.4 per cent of total income in 2006 and 2005, respectively. Selling, general and administration expenses include costs such as, subcontractor costs, travelling expenses, communication expenses, office expenses, legal and other professional fees, advertisement and publicity and other miscellaneous selling and administrative costs.

Depreciation

The Company provided Rs 842.7million and Rs 678.1 million towards depreciation for 2006 and 2005, respectively. Depreciation as a percentage of gross block of fixed assets was 12.1 per cent and 12.7  per cent for 2006 and 2005, respectively.

Interest

The Company incurred interest costs of Rs 189.6 million and Rs 81.2 million in 2006 and 2005, respectively. These costs mainly comprise of interest on tax assessments and interest on finance lease obligations relating to vehicles acquired by the Company.

Provision for taxation

The Company provided for its tax liability both in India and overseas. The details of provision for taxes are as follows:

(Rs in thousands)

Provision for tax expense
consists of the following:	2006	2005
Current taxes
• Indian	81,644	78,519
• Foreign	1,888,221	614,594
	1,969,865	693,113
Deferred tax expense / (credit)
• Indian	(13,133)	(3,909)
• Foreign	157,624	(58,602)
	144,491	(62,511)
	2,114,356	630,602

The Company benefits from a tax holiday given by the Government of India for the export of information technology services from specially designated software technology parks and special economic zones located in India. As a result of these tax incentives, a substantial portion of the Company’s pre-tax income has not been subject to significant tax in recent years.

The Finance Act, 2000 phases out the 10-year tax holiday over a 10-year period from 2000 through 2009. Accordingly, facilities set up in India on or before 31 March 2000 have a 10-year tax holiday, new facilities set up in India on or before 31 March 2001 have a nine -year tax holiday and so forth until 31 March 2009. As per the prevailing tax laws, the tax holiday will no longer be available to new facilities after 31 March 2009. Patni’s current tax holidays expire in stages by 2009.

The Company recorded net deferred tax expense of Rs 144.5 million and net deferred tax credit of Rs 62.5 million for 2006 and 2005, respectively.

Net Profit

Net profit was Rs 2,447.8 million and Rs 1,987 million in 2006 and 2005, respectively. Net profit as a percentage of total income was 9.2 per cent and 9.8 per cent in 2006 and 2005, respectively.

Development in Human Resources

As of December 31, 2006 we had 12,804 employees. Of these 10,586 were software professionals, of which 2,546 employees were onsite and 8,040 offshore.

We believe that our ability to maintain and continue our growth depends to a large extent on our strength in attracting, training, motivating and retaining our employees. We operate in eight major cities in India, which enables us to recruit technology professionals from different parts of the country. The key elements of our human resource management strategy include recruitment, training and development, compensation and retention.

PATNI COMPUTER SYSTEMS LIMITED

Reconciliation of significant differences between consolidated net income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and consolidated net income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’)

(Rs in thousands)

	Year ended 31 December
	2006	2005
Consolidated net income as per Indian GAAP	2,447,821	1,987,093
Income taxes	(133,791)	(52,991)
Foreign currency differences	(153,501)	51,364
Employee retirement benefits	3,895	(22,082)
ESOP related Compensation Cost	(182,732)	—
Business acquisition	(41,176)	(32,754)
Prior period adjustments	765,595	746,661
Others	(21,878)	5,319
Total	236,412	695,517
Consolidated net income as per US GAAP	2,684,233	2,682,610

Note:

1                 Income taxes

This represents deferred tax impact of significant differences between Indian GAAP and US GAAP.

2                 Foreign currency differences

Under Indian GAAP, net exchange difference resulting from translation of financial statements of foreign subsidiaries is recognised in the consolidated income statement. Under US GAAP, this exchange difference is reported in the statement of shareholders’ equity and other comprehensive income.

Additionally, the Company had booked forward foreign exchange contracts to hedge its export proceeds. Under Indian GAAP, premium on forward contract is recognized as income or expenditure over the life of the related contract.

Whereas, under US GAAP, the same is marked-to-market as on the reporting date and depending on the designation of the forward contract, the resultant gain/loss is recognized in the income statement or in the statement of shareholders’ equity and other comprehensive income, as the case may be.

Also, in Indian GAAP, losses on cancellation of forward contracts designated against future sales are booked to Profit and Loss Account. In US GAAP, the same is reported in the statement of shareholders’ equity and other comprehensive income.

These foreign currency differences are reported above, as a reconciling item.

3                 Employee retirement benefits

This represents difference in recording pension, gratuity, and leave encashment costs.

4                 ESOP related Compensation Cost

Under US GAAP, compensation cost is recognised for sharebased payments using a fair value measurement method where the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period. Accordingly, compensation cost has been recorded under US GAAP while no such accounting is required under Indian GAAP.

5                 Business acquisition

Under US GAAP, the assets and liabilities acquired on acquisition of The Reference Inc. and Patni Telecom Solutions Inc. (formerly Cymbal Corporation) have been recorded at fair values assigned to them, whereas under Indian GAAP these have been recorded at respective book values.

Further, under US GAAP, a portion of the purchase consideration has been allocated to intangible assets meeting the criteria for being recognized as an asset apart from goodwill. These intangible assets are being amortised over its useful life in proportion to the economic benefits consumed during each reporting period. Under Indian GAAP, the entire difference between the purchase consideration and the book value of assets acquired has been recorded as goodwill, which is subject to impairment testing.

6                 Prior period adjustments

In connection with the IRS examination of the fiscal years 2001 and 2002 which has been finalized, the Company assessed that it had not recognised income taxes, interest and related expenses attributable to the Company’s returns with respect to the filing of its US tax returns for 2001 and 2002 for which the Company was unable to substantiate to the IRS that such returns were filed within 18 months from the respective due dates.  In accordance with the regulations of the IRS, this results in a disallowance of expenses claimed in the tax filings for the related periods, and other statutory interests and related expenses.  Accordingly, under Indian GAAP, the Company has disclosed the amounts as prior period items relating to this reassessment.

In US GAAP, in case of these prior period items, the Company has restated its financial statements for the respective years.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIALS UNDER INDIAN GAAP

Auditors’ Report

To the Board of Directors

Patni Computer Systems Limited on the Consolidated financial statements of Patni Computer Systems Limited and its subsidiaries.

We have audited the attached Consolidated Balance Sheet of Patni Computer Systems Limited (“Patni” or “the Company” or “the Parent Company”) and its subsidiaries (as per the list appearing in Note 2.2 to the consolidated financial statements) [collectively referred to as the “Patni Group” or “the Group”] as at 31 December 2006, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard 21 - ‘Consolidated Financial Statements’ issued by the Institute of Chartered Accountants of India (‘ICAI’).

In our opinion and on the basis of information and explanation given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

i                     in the case of the Consolidated Balance Sheet, of the state of affairs of the Patni group as at 31 December 2006;

ii                  in the case of the Consolidated Profit and Loss Account, of the profit for the year ended on that date; and

iii               in the case of the Consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

For BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
Date: 8 February 2007

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Balance Sheet as at 31 December 2006

(Currency: in thousands of Indian Rupees except share data)

	Note	2006	2005
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	276,564	275,597
Share Application Money		2,688	—
Reserves and surplus	4	23,044,903	20,971,706
		23,324,155	21,247,303
Loan funds
Secured loans	5	30,639	31,813
Deferred tax liability	17	35,630	59,759
		23,390,424	21,338,875
APPLICATION OF FUNDS
Goodwill	18	3,400,664	2,921,323
Fixed assets
Gross block	6	6,941,946	5,335,370
Less: Accumulated depreciation		3,186,730	2,372,420
Net block		3,755,216	2,962,950
Capital work-in-progress		2,113,924	1,210,178
		5,869,140	4,173,128
Investments	7	10,697,832	6,331,285
Deferred tax asset, net	17	550,455	639,344
Current assets, loans and advances
Sundry debtors	8	5,122,765	3,230,112
Cash and bank balances	9	2,060,598	6,707,329
Costs and estimated earnings in excess of billings		1,011,334	1,176,063
Loans and advances	10	846,183	652,766
		9,040,880	11,766,270
Less: Current liabilities and provisions
Current liabilities	11	3,718,999	3,091,772
Provisions	12	2,449,548	1,400,703
		6,168,547	4,492,475
Net current assets		2,872,333	7,273,795
		23,390,424	21,338,875

The accompanying notes form an integral part of this Balance Sheet.

As per attached report of even date.
For BSR & Co.	For and on behalf of the Board of Directors
Chartered Accountants

	N K Patni	G K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Executive Director	Director	Director

Natrajan Ramkrishna
Partner	Surjeet Singh			Arun Kanakal
Membership No: 032815	Chief Financial Officer			Company Secretary

Mumbai				Mumbai
8 February 2007				8 February 2007

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Profit and Loss Account for the year ended 31 December 2006

(Currency: in thousands of Indian Rupees except share data)

	Note	2006	2005
INCOME
Sales and service income		26,080,258	19,869,306
Other income	13	595,711	381,932
		26,675,969	20,251,238
Expenditure
Personnel costs	14	14,447,266	11,197,700
Selling, general and administration costs	15	5,959,700	4,931,281
Depreciation	6	842,774	678,158
Less: Transfer from revaluation reserve	4	81	81
Interest costs	16	189,635	81,234
		21,439,294	16,888,292
Profit for the year before prior period items and taxation		5,236,675	3,362,946
Prior period items	27	221,172	909,687
Profit for the year before taxation		5,015,503	2,453,259
Provision for taxation	17	2,114,356	630,602
MAT credit entitlement	17	(5,735)	—
Provision for taxation - Fringe benefits		40,085	31,977
Provision for taxation (prior periods)	17 & 27	418,976	(196,413)
Profit for the year after taxation		2,447,821	1,987,093
Profit and loss account, brought forward		8,877,279	7,480,016
Amount available for appropriation		11,325,100	9,467,109
Proposed Dividend on equity shares		414,846	344,684
Dividend tax		58,182	50,733
Transfer to general reserve		205,763	194,413
Profit and loss account, carried forward		10,646,309	8,877,279
Earnings per equity share of Rs 2 each	21
•Basic		17.74	15.80
•Diluted		17.60	15.59

The accompanying notes form an integral part of this Profit and Loss Account.

As per attached report of even date.
For BSR & Co.	For and on behalf of the Board of Directors
Chartered Accountants

	N K Patni	G K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Executive Director	Director	Director

Natrajan Ramkrishna
Partner	Surjeet Singh			Arun Kanakal
Membership No: 032815	Chief Financial Officer			Company Secretary

Mumbai				Mumbai
8 February 2007				8 February 2007

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Cash Flow Statement for the year ended 31 December 2006

(Currency: in thousands of Indian Rupees except share data)

	2006	2005
Cash flows from operating activities
Profit before taxation	5,015,503	2,453,259
Adjustments:
Depreciation	839,946	678,077
(Profit) on sale of fixed assets, net	(1,349)	(133,913)
(Profit) on sale of investments, net	(76,954)	(49,241)
Provision for decline in the fair value of investment	159	28
Amortisation of Intangible Assets	2,747	—
Dividend income	(269,250)	(109,439)
Interest income	(186,719)	(75,173)
Interest expense	1,658	48,647
Provision for doubtful debts and advances	53,331	(8,110)
Unrealised foreign exchange (gain) / loss	(163,851)	237,491
Reversal of Impairment	—	(14,043)
Operating cash flows before working capital changes	5,215,221	3,027,583
(Increase) in sundry debtors	(1,996,862)	(134,477)
Decrease/(Increase) in cost and estimated earnings in excess of billings	179,120	(487,079)
(Increase) in loans and advances	(3,427)	(27,630)
Increase/(Decrease) in billings in excess of cost and estimated earnings	38,930	(19,745)
Increase in sundry creditors	181,370	44,414
(Decrease)/Increase in advance from customers	(54,561)	56,357
Increase in other liabilities	439,146	1,253,584
Increase in provision for retirement benefits	113,546	58,944
Cash generated from operations	4,112,483	3,771,951
Income taxes paid	(1,820,047)	(724,757)
Net cash provided by operating activities (A)	2,292,436	3,047,194
Cash flows from investing activities
Payment of Contingent consideration (net of tax benefits realised)	(479,341)	(254,480)
Purchase of Intangible Assets	(22,051)	—
Purchase of fixed assets	(2,303,732)	(2,347,641)
Sale of fixed assets	4,480	191,265
Purchase of non trade investments	(35,392,950)	(23,972,101)
Sale of non trade investments	31,109,458	21,398,906
Dividend received	269,250	109,439
Interest received	183,779	79,814
Net cash (used) in investing activities (B)	(6,631,107)	(4,794,798)

	2006	2005
Cash flows from financing activities
Issue of equity shares	82,485	5,442,111
Share application money received pending allotment	2,688	—
Dividend paid, including dividend tax	(392,697)	(285,172)
Interest paid	(1,658)	(1,384)
Proceeds from long term borrowings	16,529	17,683
Finance lease obligations repaid	(17,703)	(14,514)
Net cash (used in) / provided by financing activities (C)	(310,356)	5,158,724
Effect of changes in exchange rates (D)	2,296	(68,037)
Net (decrease) / increase in cash and cash equivalents during the year (A+B+C+D)	(4,646,731)	3,343,083
Cash and cash equivalents at the beginning of the year	6,707,329	3,364,246
Cash and cash equivalents at the end of the year	2,060,598	6,707,329

Notes to the Consolidated Cash flow statement

Cash and cash equivalents consist of cash on hand and balances with banks.

Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.

	2006	2005
Cash and cheques in hand	12,811	15,043
Balance with banks:
•Current accounts	2,038,851	6,639,949
•Exchange earners foreign currency account	41,253	62,653
•Effect of changes in Exchange rate	(32,317)	(10,316)
	2,060,598	6,707,329

As per attached report of even date.
For BSR & Co.	For and on behalf of the Board of Directors
Chartered Accountants

	N K Patni	G K Patni	Arun Duggal	Pradip Shah
	Chairman and CEO	Executive Director	Director	Director

Natrajan Ramkrishna
Partner	Surjeet Singh			Arun Kanakal
Membership No: 032815	Chief Financial Officer			Company Secretary

Mumbai				Mumbai
8 February 2007				8 February 2007

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated financial statements for the year ended 31 December 2006

(Currency: in thousands of Indian Rupees except share data)

1                   Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’ or ‘the Parent Company’) was incorporated on 10 February 1978 under the Companies Act, 1956. On 18 September 2003, the Company converted itself from a Private Limited company into a Public Limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders.Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of Rs 2 each fully paid-up.

Patni owns 100% equity interest in Patni Computer Systems, Inc. USA, a company incorporated in USA, Patni Computer Systems (UK) Limited, a company incorporated in UK and Patni Computer Systems GmbH, a company incorporated in Germany. In April 2003, Patni Computer Systems Inc. acquired 100 % equity interest in The Reference Inc, a company incorporated in USA. In November 2004, Patni Computer Systems, Inc. USA, acquired 100 % equity in Patni Telecom Solutions Inc - USA ( formerly Cymbal Corporation ) and its subsidiaries. The Reference Inc. and Cymbal Information Services ( Thailand ) Ltd, subsidiary of Patni Telecom Solutions Inc. USA, have been dissolved during the year. Patni also has foreign branches offices in USA, Japan, Sweden, Korea, Netherlands ,Australia, Finland, Dubai and Canada.

The Group is engaged in IT consulting and software development. The Group provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing companies and others such as energy and utilities, telecom, retail and hospitality companies. The various service offerings comprise application development and maintenance, enterprise application systems, enterprise system management, research and development services and business process outsourcing services.

2                   Significant accounting policies

2.1   Basis of preparation of consolidated financial statements

These consolidated financial statements of the Group have been prepared under the historical cost convention with the exception of certain land and buildings of Patni which have been revalued, on the accrual basis of accounting and comply with the Accounting Standards (‘AS’) issued by the Institute of Chartered Accountants of India (‘ICAI’), to the extent applicable.

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision to accounting estimates is recognized prospectively in current and future periods.

2.2   Basis of consolidation

These consolidated financial statements include the financial statements of Patni Computer Systems Limited and its subsidiaries. The subsidiaries considered in the consolidated financial statements as at 31 December 2006 are summarized below:

Name of the subsidiary	Country of incorporation	% shareholding
Patni Computer Systems, Inc. USA	USA	100
Patni Computer Systems (UK) Limited	UK	100
Patni Computer Systems GmbH	Germany	100
Patni Telecom Solutions Inc.	USA	100
Patni Telecom Solutions Private Ltd.	India	100
Patni Telecom Solutions (UK) Ltd	UK	100

These consolidated financial statements are prepared in accordance with the principles and procedures prescribed by Accounting Standard 21-“Consolidated Financial Statements” (‘AS-21’) issued by the ICAI for the purpose of preparation and presentation of consolidated financial statements.

The financial statements of the Parent Company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries.

Consolidated financial statements are prepared using uniform accounting policies across the Group.

2.3   Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings of Patni, which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight

Line Method (SLM) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the period of use. The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below:

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period or the useful life of the assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software and other service equipments	3
Furniture and fixtures	3-8
Office equipments	5
Vehicles	4-5

2.4   Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognized in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.5   Goodwill

The excess of cost to the Holding Company of its investment in subsidiaries over the Holding Company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognised in the consolidated financial statements as goodwill. The Holding Company’s portion of equity in the subsidiaries is determined on the basis of the book value of assets and liabilities as per the financial statements of the subsidiaries as on the date of investment.

The goodwill recorded in these consolidated financial statements has not been amortised, but instead evaluated for impairment. The Group evaluates the carrying amount of its goodwill whenever events or changes in circumstances indicate that its carrying amount may be impaired.

2.6   Leases

Assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the consolidated profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vests with the lessor, are recognised as operating leases. Lease payments under operating lease are recognised as an expense in the profit and loss account.

2.7   Revenue and cost recognition

The Group derives its revenues primarily from software development activities. Revenue from time-and-material contracts is recognised as related services are rendered.  Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation and satellite link costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revision to costs and income and are recognised in the period in which the revisions are determined.

The asset “Cost and estimated earnings in excess of billings” represents revenues recognised in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability “Billings in excess of costs and estimated earnings” represents billings in excess of revenues recognised.

Revenue from maintenance contracts is recognised on a straight-line basis over the period of the contract.

Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related fees are earned, as services performed during set up period do not result in the culmination of a separate earnings process.

The Group grants volume discounts to customers in the form of free services in future. The Group accounts for such volume discounts by allocating a portion of the revenue on the related transactions to the service that will be delivered in future. Further, other volume discounts and rebates are also deducted from revenue.

Dividend income is recognised when the Group’s right to receive dividend is established. Interest income is recognised on the time proportion basis.

2.8   Employee retirement and other benefits

Provident fund

In accordance with Indian regulations, all employees of Patni receive benefits from a provident fund, which is a defined contribution retirement plan.  Contributions to the provident fund are charged to the consolidated profit and loss account in the period in which the contributions are incurred.

Gratuity

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees.  The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.  Patni contributes each year to a gratuity fund administered by Patni through a trust set up for the purpose. The liability for gratuity at the end of each financial year is determined based on valuation carried out by an independent actuary.  The difference between such actuarially determined liability and contributions made to the fund is recognised as an asset/liability, as the case may be.

Pension

Certain directors of the Group are entitled to receive pension benefit upon retirement or on termination from employment @ 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty-five and is payable to the director or the surviving spouse.  The liability for pension is actuarially determined by an independent actuary at the end of each financial year and periodically recognised by Patni in the consolidated financial statements. The plan is not funded.

Others

Patni USA adopted a 401(k) salary deferral profit sharing plan, which enables employees to make pre-tax contributions. Patni USA does not match employee contributions to the plan.

Patni provides compensatory-offs to its employees, which entitle the employees to avail paid leave in future periods for services already rendered. These entitlements are not encashable by the employees. Patni makes provision for such compensated absences by estimating the likely salary payable to the employees availing such leave based on historical data of such entitlements availed in the past.

Provision for leave encashment costs is based on actuarial valuations carried out by an independent actuary at the balance sheet date.

2.9   Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction.  Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-end exchange rate.  Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of current assets and liabilities are recognised in the consolidated profit and loss account other than those exchange differences arising in relation to liabilities incurred for acquisition of imported fixed assets, which are adjusted to the carrying value of the underlying imported fixed assets.

In respect of forward exchange contracts which hedge the foreign currency risk of the underlying outstanding at the period-end or which hedge a firm commitment or highly probable forecasted transactions, the Company values these contracts based on the spot rate at the period-end and the resultant gain or loss is included in the profit and loss account. The premium or discount on all forward exchange contracts arising at the inception of each contract is amortised as income or expense over the life of the contract. Gains / losses on cancellation of forward contracts designated as hedge of highly probable forecasted transactions are recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur.

The Company has also entered into foreign currency option contracts in the nature of combination options (net written options) with expiration dates which range upto twelve months. These net written options are revalued at fair values at reporting period end, with any profit or loss arising on the revaluation being recognised in the profit and loss account.

2.10 Foreign currency translation

The consolidated financial statements are reported in Indian rupees. The translation of the local currency of each of the integral foreign branches within the Group into Indian rupees is performed in respect of assets and liabilities other than fixed assets using the exchange rate in effect at the year-end and for revenue and expense items other than depreciation costs using a monthly simple average exchange rate for the period. Fixed assets are translated at the exchange rates on the date of transaction and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from the translation of financial statements of foreign branches are recognised in the consolidated profit and loss account.

Pursuant to para 24 of AS-11 (revised 2003), the financial statements of the foreign subsidiaries, being non-integral operations, are translated into Indian rupees as follows:

a)        Income and expense items are translated by using a monthly simple average exchange rate for the period.

b)       Assets and liabilities, both monetary and non-monetary are translated at the closing rate.

c)        All resulting exchange differences are accumulated in a foreign currency translation reserve which is reflected under Reserves and Surplus.

2.11 Investments

Long-term investments are stated at cost, and provision for diminution is made when in the management’s opinion there is a decline, other than temporary, in the carrying value of such investments. Current investments are carried at lower of cost and fair value.

2.12 Taxation

Provision for current income tax is recognised under the taxes payable method for each company within the Group, based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the local tax laws existing in the respective countries. In case of matters under appeal, full provision is made in the financial statements when the Company accepts the liabilities. Fringe benefit tax is computed in accordance with relevant provisions of the Income Tax Act 1961.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date.  The effect on deferred tax assets and liabilities of a change in tax rate is recognised in the period that includes the enactment date. Deferred tax assets in respect of carry forward losses are recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Other deferred tax assets are recognised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and are written down or written-up to reflect the amount that is reasonably/virtually certain (as the case may be) to be realised. The deferred tax asset/liability and tax expense are determined separately for parent and each subsidiary and then aggregated.

Substantial portion of the profits of Patni are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, Patni can utilise exemption of profits from income taxes for a period of ten consecutive years. Patni has opted for this exemption for its undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2009.  In this regard, Patni recognizes deferred taxes in respect of those originating timing differences, which reverse after the tax holiday period resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday period do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For the above purposes, the timing differences, which originate first, are considered to reverse first.

2.13 Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the period by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.14 Provisions and contingent liabilities

The Company creates a provision when there is a present obligation as a result of an obligating event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

3                   Share capital

	2006	2005
Authorised
250,000,000 (2005:250,000,000) equity shares of Rs 2 each	500,000	500,000
Issued, subscribed and paid - up
138,281,853 (2005: 137,798,399) equity shares of Rs 2 each fully paid	276,564	275,597
	276,564	275,597

1)   Of the above, 14,500,000 equity shares of Rs 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating Rs 29,000.

2)   In June 2001, Patni’s Board of Directors approved a sub division of existing equity shares of Rs 10 each into 5 equity shares of Rs 2 each.

3)   The above also includes 46,867,500 equity shares of Rs 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating Rs 93,735.

4)   In December 2002, in pursuance of section 77A of the Companies Act, 1956, Patni completed buyback of 1,650,679 equity shares by utilising the share premium account.  In this regard, an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs 3,301 was transferred from general reserve to capital redemption reserve (Refer note 4).

5)   In August 2003, the Company allotted 37,140,283 equity shares of Rs 2 each as fully paid bonus shares by capitalization of share premium aggregating Rs 74,281.

6)   In February 2004, Patni completed initial public offering (‘IPO’) of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders. In this regard equity shares of Rs 2 each were issued at premium of Rs 228 aggregating Rs 3,085,496.

7)   In December 2005, Patni issued 6,156,250 American Depository Shares ( ‘ADSs’ ) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739,262. Each ADS represents two equity shares of Rs 2 each fully paid-up.

8)   Amount received from employees on exercise of stock options pending allotment of shares is shown as share application money.

9)   Refer note 24 for employee stock compensation plans.

4                 Reserves and surplus

	2006	2005
Land revaluation reserve
•Balance carried forward	7,935	7,935
Building revaluation reserve
•Balance brought forward	1,515	1,596
•Transfer to profit and loss account	(81)	(81)
	1,434	1,515
Capital redemption reserve
•Balance carried forward	253,301	253,301
	253,301	253,301
Share premium
•Balance brought forward	10,752,309	5,331,763
•Share premium received on issue of equity shares	81,518	5,789,952
•Share premium utilized in connection with share issue expenses incurred during the year	—	(369,406)
	10,833,827	10,752,309
General reserve
•Balance brought forward	1,081,675	887,262
•Transfer from profit and loss account	205,763	194,413
	1,287,438	1,081,675
Foreign currency translation reserve	14,659	(2,308)
Profit and loss account, balance carried forward	10,646,309	8,877,279
	23,044,903	20,971,706

5                 Secured loans

	2006	2005
Lease obligation in relation to vehicles acquired under finance lease (Refer note 22).	30,639	31,813

Nature of security

Finance lease obligations are secured against the vehicles acquired on lease.

6      Fixed assets

	Land (Freehold)	Land (Leasehold)	Buildings and leasehold improvements	Computer software	Computers and other service equipments	Electrical installations	Office equipments	Furniture and fixtures	Vehicles	Intangible Asset	Total as at 31 December 2006	Total as at 31 December 2005
Gross block
As at 1 January 2006	9,019	169,706	1,214,376	857,208	1,559,766	312,335	450,117	660,926	101,917	—	5,335,370	4,001,317
Additions / Adjustments *	—	61,643	473,340	159,360	302,944	195,722	257,668	143,249	19,416	22,051	1,635,393	1,484,760
Deletions	—	—	—	7	10,091	—	117	549	18,053	—	28,817	150,707
As at 31 December 2006	9,019	231,349	1,687,716	1,016,561	1,852,619	508,057	707,668	803,626	103,280	22,051	6,941,946	5,335,370
Accumulated depreciation
As at 1 January 2006	—	3,828	143,710	523,961	1,048,463	104,328	227,978	265,812	54,340	—	2,372,420	1,810,460
Charge	—	2,809	62,802	313,142	210,146	50,302	88,846	92,600	19,380	2,747	842,774	678,158
Deletions / Adjustments*	—	—	500	(62)	12,612	—	2,084	(1,481)	14,707	104	28,464	116,198
As at 31 December 2006	—	6,637	206,012	837,165	1,245,997	154,630	314,740	359,893	59,013	2,643	3,186,730	2,372,420
Net block as at 31 December 2006	9,019	224,712	1,481,704	179,396	606,622	353,427	392,928	443,733	44,267	19,408	3,755,216	2,962,950
Net block as at 31 December 2005	9,019	165,878	1,070,666	333,247	511,303	208,007	222,139	395,114	47,577	—	2,962,950

Notes:

1.               Gross block of computers, computer software and other service equipments at 31 December 2006 includes exchange gain capitalised during the year aggregating Rs 71 (31 December 2005: 110).

2.               Gross block of vehicles as of 31 December 2006 includes assets acquired on lease, refer note 22.

* Includes the effect of translation of assets held by foreign subsidiaries which are considered as non-integral in terms of AS 11 (revised 2003)

7      Investments

	2006	2005
Long term (Unquoted, at cost)
13,500 units (2005 : nil) Investments in NABARD Bonds	135,000	—
Current (at lower of cost or fair value)
Non-trade
Unquoted
3,649,636 shares (2005: 3,649,636) of Series B-3 Preferred stock of Visage Mobile Inc.	33,218	33,803
321,888 shares (2005: 321,888) of Series B Preferred stock of Speedera Networks, Inc.	3,321	3,380
5,000,000 units (2005: nil) of Deutsche Fixed Term Fund - Series 6 growth	50,000	—
15,000,000 units (2005: nil) of TFHFD3 TATA Fixed Horizon FUND Series-3 Scheme F 18 month	150,000	—
10,000,000 units (2005: nil) of M121YG ABN Amro FTP Series 2 13Mnth plan Growth	100,000	—
20,000,000 units (2005: nil) of B815G Birla FTP - Series H - Growth	200,000	—
150,000 units (2005: nil) of DSP Merrill Lynch Fixed term Plan Series 3A Growth	150,000	—
10,000,000 units (2005: nil) of Deutsche Fixed Term Fund - Series 5 Growth Option	100,000	—
10,000,000 units (2005: nil) of G144 Grindlays Fixed Maturity - 22nd Plan Growth	100,000	—
10,000,000 units (2005: nil) of G150 Standard Chartered Fixed Maturity - 2nd Plan Growth	100,000	—
10,000,000 units (2005: nil) of OFTS4G HSBC Fixed Term Series 4 Growth	100,000	—

	2006	2005
15,000,000 units (2005: nil) of JM Fixed Maturity Fund Series II yearly Olan YSA Growth 156	150,000	—
10,000,000 units (2005: nil) of Kotak FMP Series 13 - Growth	100,000	—
13,000,000 units (2005: nil) of TFHCG3 TATA Fixed Horizon FUND Series-3 Scheme C 13 month	130,000	—
10,000,000 units (2005: nil) of TFHDG3 TATA Fixed Horizon FUND Series-3 Sch-D 13 mth Growth	100,000	—
10,000,000 units (2005: nil) of UTI - Fixed Term Income Fund - Series 1 Plan 18-Q4 Dividend Plan	100,000	—
10,000,000 units (2005: nil) of Tata FHF Series 6-Scheme A-13m Gr	100,000	—
10,000,000 units (2005: nil) of ABN Amro FTP Series 3-366 days-Growth	100,000	—
10,000,000 units (2005: 10,00,0000) of Reliance FHF-I-Annual Plan-Series 1	100,000	100,000
5,000,000 units (2005: nil) of Kotak FMP Series XXI - Growth	50,000	—
100,00,000 units (2005: nil) of Principal Deposit Fund (FMP-4-20) 460 Days -Growth Plan - FEB’06	100,000	—
10,000,000 units (2005: nil) of B813G Birla FTP - Series F - Growth	100,000	—
15,000,000 units (2005: nil) of Principal Deposit Fund (FMP-4-20) 385 Days -Growth Plan - MAR’06	150,000	—
15,257,144 units (2005: nil) of Tata FHF Series 6-Scheme G-Half Yearly	152,572	—
15,000,000 units (2005: nil) of Principal PNB FMP-91 days -Series V-Dividend Payout	150,000	—
10,000,000 units (2005: nil) of Reliance FHF-I-Annual Plan-Series 2	100,000	—
25,367,715 units (2005: nil) of JM FMP Series III-Qtrly (Q5) Option	253,677	—
15,000,000 units (2005: nil) of ABN Amro FTP-Sr 3-Qrtly Plan H (monthly pay scheme)	150,000	—
15,000,000 units (2005: nil) of ABN Amro FTP-Sr 4-Plan A-qtrly divi	150,000	—
250,000 units (2005: nil) of DSPML FTP-Sr 1F-Qtrly Divi	250,000	—
9,150,000 units (2005: nil) of Deutsche FTF-Series 22-Qrtly-divi	91,500	—
15,227,400 units (2005: nil) of SCFMP-QS 2-Qtrly	152,274	—
20,000,000 units (2005: nil) of ABN Amro FTP-Sr 4-Qrtly Plan B	200,000	—
23,195,171 units (2005: nil) of Kotak FMP 3M Series 7-Divi Reinvest	231,953	—
20,000,000 units (2005: nil) of Birla Fixed Term Plan- Series O - Growth	200,000	—
7,500,000 units (2005: nil) of UTI - (QFMP/1206) Dividend Plan	75,000	—
22,416,978 units (2005: 9,981,703) of Birla Cash Plus -
Institutional Premium Dividend Plan Weekly Dividend - Reinvestment	224,865	100,065
3,718,503 units (2005: 9,384,472) of Birla Cash Plus - Institutional Premium - Growth Plan	39,624	100,000
47,481,238 units (2005: nil) of BIitla Cash Plus - IP- WD- Folio No. 1013038717	475,903	—
2,568,783 units (2005: 975,523) of HDFC Cash Management Fund - Saving Plan - Weekly Dividend Option	27,302	10,363
14,190,973 units (2005: 14,190,973) of H16 - OISID Hsbc Cash Fund - Institutional Plus - Growth	150,000	150,000
7,144,745 units (2005: 7,144,745) of HDFC Cash Management Fund - Saving Plan - Growth	100,000	100,000
40,163,586 units (2005: 15,561,332) of I-262_ING Vysya Liquid Fund Super Institutional - WD	405,049	155,862
18,862,225 units (2005: 10,689,205) of Kotak Liquid (Institutional Premium) - Weekly Dividend	189,349	107,207
5,333,343 units (2005: nil) of KOTAK Liquid (Institutional Premium) - WDI - Folio No. 675491/51	53,530	—
14,345,967 units (2005: 14,345,967) of Principal Cash Man. Fund Liquid Option -Instl. Prem. Plan Growth	150,000	150,000
42,619,971 units (2005: nil) of Principal Cash Management Fund Liquid Option -
Instl.Prem Plan - Weekly Dividend Folio 19529356	426,238	—
633,140 units (2005: 68,451) of TLSW01 Tata Liquid Super High Inv. Fund - Weekly Dividend	722,490	77,615
1690 units (2005: 121,417) of TLSG01 Tata Liquid Super High Inv. Fund - Appreciation	1,936	150,000
209,736 units (2005: nil) of G71_Standard Chartered liquidity Manager Weekly Dividend	209,799	—
17,103,029 units (2005: nil) of GSSIF-Medium Term -Fortnightly Dividend Option	171,070	—
23,343,684 units (2005: nil) of Principal Income Fund-ST-Inst Plan-WDR	255,169	—
11,588,301 units (2005: nil) of Reliance Liquidity Fund-WDR	115,899	—
388,776 units (2005: nil) of DSPML Liquid Plus-IP-WDR	388,919	—
21,832,456 units (2005: nil) of ABN Amro Cash Fund- Institutional Plus WDR	218,357	—
8,510,481 units (2005: nil) of JM Money Manager Fund-Super Plus Plan-DDR	85,105	—
25,177,633 units (2005: nil) of HSBC Liquid Plus-Inst Plus Plan- WDR-129355/32	251,908	—

	2006	2005
14,478,668 units (2005: nil) of JM Money Manager Fund-Super Plus Plan-DDR-7023145875	144,787	—
59,236 units (2005: nil) of Templeton India TMA-Super IP-WDR-2109902621756	60,199	—
8,980,834 units (2005: nil) of HSBC Liquid Plus-Inst Plus Plan- WDR-512570/31	89,843	—
361,082 units (2005: nil) of SCLM-Plus-WDR-730278/08	361,133	—
9,593,706 units (2005: nil) of HDFC CMF Call Plan-DDR	100,030	—
17,957,602 units (2005: nil) of Rel Liquid Fund-Cash Plan-DDR	200,067	—
Nil units (2005: 155,139) of D50 DSP Merrill Lynch Liquidity Fund - Weekly Dividend	—	155,237
Nil units (2005: 10,000,000) of Deutsche Fixed Term Fund - Series 7	—	1,00,000
Nil units (2005: 10,000,000) of Deutsche Fixed Term Fund - Growth option	—	100,000
Nil units (2005: 9,880,642) of D6_Deutsche Short Maturity Fund - Md -	—	100,000
Nil units (2005: 6,993,007) of G60 GSSIF - St - Plan C - Monthly Dividend	—	70,000
Nil units (2005: 12,412,862) of G63 GSSIF - Short Term - Plan C Growth 21349 / 70	—	125,000
Nil units (2005: 9,576,067) of of Abn Amro Cash fund – Institutional Growth	—	100,000
Nil units (2005: 14,086,623) of of GCCG Grindlays Cash Fund –Inst Fund C Growth	—	150,000
Nil units (2005: 10,000,000) of of G9 Grindlays Fixed Maturity – 18th plan - Dividend	—	100,000
Nil units (2005: 5,000,000) of G104 Grindlays Fixed Maturity -4th Plan B Growth	—	50,000
Nil units (2005: 11,073,543) of of Kotak Liquid (Institutional Premium) –Growth plan	—	150,000
Nil units (2005: 10,000,000) of I244 ING Vysya Fixed Maturity Fund Series -IV Growth	—	100,000
Nil units (2005: 10,118,100) of R8-Reliance Fixed Maturity Fund - Qtrly Plan-II Series II Dividend Option	—	101,181
Nil units (2005: 5,000,000) of Principal Deposit Fund Growth - March’05	—	50,000
Nil units (2005: 10,000,000) of Principal Deposit Fund (FMP-3-20) 91 Days Plan	—	100,000
Nil units (2005: 2,990,937) of Principal Income Fund - Short Term Instl.Plan - Md	—	30,000
Nil units (2005: 13,085,466) of Principal Income Fund Short Term Instl. Plan - Growth Plan	—	150,000
Nil units (2005: 6,978,624) of RLF - Treasury Plan - Retail Option - Monthly Dividend	—	100,367
Nil units (2005: 15,000,000) of DSP Merrill Lynch Fixed term Plan Series IA Dividend	—	150,000
Nil units (2005: 20,000,000) of UTI - Fixed Maturity Plan (QFMP/1205/I) Dividend Plan	—	200,000
Nil units (2005: 10,766,076) of of OCFPWD HSBC Cash Fund - Institutional Plus weekly dividend	—	107,751
Nil units (2005: 3,426,447) of OISIG HSBC Income Fund - Short Term Inst. - Growth	—	40,000
Nil units (2005: 100,003) of Templeton India Short Term Plan Inst # 2140000237625 Weekly Dividend	—	100,000
Nil units (2005: 5,475,209) of B332G Birla Bond Plus - Instl. - Growth	—	70,000
Nil units (2005: 5,000,000) of Birla Fixed Term Plan Series A-Dividend- Reinvestment	—	50,000
Nil units (2005: 8,111,155) of Kotak Bond (Short Term) - Growth	—	100,000
Nil units (2005: 9,487,087) of Kotak FMP Series XII - Dividend 90 Days	—	94,871
Nil units (2005: 20,535,736) of TSTG Tata ST Bond Fund - Growth 441363/58	—	250,000
Nil units (2005: 5,000,000) of TFHAG1 Tata Fixed Horizon Fund Series 1 Plan A (371 Days Maturity) Growth	—	50,000
Nil units (2005: 10,000,000) of DSP Merrill Lynch Fixed term Plan Series I Dividend	—	100,000
Nil units (2005: 8,034,378) of of GCCW Grindlays Cash Fund –Inst Fund C weekly Dividend	—	80,360
Nil units (2005: 15,850) of of Templeton India treasury Management Account-Weekly Dividend Reinvestment	—	15,863
Nil units (2005: 2,796,428) of of Principal Cash Management Fund Liquid Option – Institutional Premium Plan Weekly Dividend	—	27,973
5,000,000 units (2005: Nil) Tata Fixed Horizon Fund Series 7 Scheme D Growth IP	50,000	—
Merrill Cash Management Account	274,598	1,824,471
Sterling Money Fund	95,529	—
US dollar Money Fund	1,035	—
	10,698,248	6,331,369
Less: Provision for decline in the fair value of investments	(416)	(84)
Total	10,697,832	6,331,285
Aggregate value of unquoted investments	10,697,832	6,331,285

8                 Sundry debtors (Unsecured)

	2006	2005
Debts outstanding for a period exceeding six months
• considered good	49,949	20,550
• considered doubtful	137,554	112,460
	187,503	133,010
Other debts
• considered good	5,072,816	3,209,562
	5,260,319	3,342,572
Less: Provision for doubtful debts	137,554	112,460
	5,122,765	3,230,112

9                 Cash and bank balances

	2006	2005
Cash on hand	12,811	15,043
Balances with scheduled banks in current account	873,189	224,266
Balances with non scheduled banks in current account	1,174,598	6,468,020
	2,060,598	6,707,329

10          Loans and advances (Unsecured)

	2006	2005
Advances recoverable in cash or in kind or for value to be received	431,465	323,070
Security deposits	296,455	290,843
Loan to employees	38,922	19,376
MAT Credit entitlement (Refer note 17)	5,735	—
Others	80,356	24,343
	852,933	657,632
Less: Provision for doubtful loans and advances	6,750	4,866
	846,183	652,766

11          Current liabilities

	2006	2005
Sundry creditors*	489,654	246,981
Billings in excess of cost and estimated earnings	147,246	105,930
Advance from customers	8,237	62,645
Deferred revenue	48,507	91,377
Unclaimed dividend **	302	187
Other liabilities (Refer note 28)	3,025,053	2,584,652
	3,718,999	3,091,772

* Sundry creditors include Rs.181,458 being overdrawn bank balances as per books consequent to issue of cheques at the year end though the banks have positive balances as on that date.

** There is no amount due and outstanding to be credited to Investor Education and Protection Fund.

12          Provisions

	2006	2005
Provision for taxation (net of advance tax Rs.1,808,376 ; 2005: Rs. 1,232,321)	1,069,100	208,402
Provision for retirement benefits	907,420	799,489
Dividend on equity shares	414,846	344,496
Dividend tax	58,182	48,316
	2,449,548	1,400,703

13          Other income

	2006	2005
Dividend on non-trade investments	269,250	109,439
Profit on sale of fixed assets, net	1,349	133,913
Profit on sale of non-trade investments, net	76,954	49,241
Interest from:
• Loan to employees	171	259
• Bank deposits	88,115	38,860
• Others	91,781	3,833
Interest from securities	6,652	32,221
Miscellaneous income	61,439	14,166
	595,711	381,932

14          Personnel costs

	2006	2005
Salaries, bonus and allowances, including overseas employee expenses	13,470,417	10,367,318
Contribution to provident and other funds	241,740	196,837
Staff welfare	350,994	379,639
Pension, gratuity and leave encashment costs	384,115	253,906
	14,447,266	11,197,700

15          Selling, general and administration costs

	2006	2005
Outsourced service charges	1,953,841	1,165,599
Travel and conveyance	1,198,275	989,637
Legal and professional fees	585,503	625,426
Postage and communication	466,043	406,783
Rent	586,700	456,455
Foreign exchange loss, net	38,842	231,739
Electricity	220,802	169,280
Rates and taxes	17,366	47,047
Software consumables	16,714	20,806
Advertisement and publicity	106,652	109,550
Insurance	109,442	68,485
Recruitment charges	87,399	104,898
Repairs and maintenance
• computers	77,264	118,349
• building	21,032	27,188
• others	71,300	44,819
Printing and stationery	39,532	47,090
Provision for decline in the fair value of investment	159	28
Provision for doubtful debts and advances	53,331	(8,110)
Training fees	27,825	44,693
Commission	9,393	21,565
Subscription, registration and license fee	26,866	32,651
Auditors’ remuneration (Refer note below)	24,969	18,942
Miscellaneous expenses	220,450	188,361
	5,959,700	4,931,281

Note: Auditors’ remuneration includes remuneration of subsidiary companies’ auditors.

16          Interest costs

	2006	2005
Interest on finance lease obligations	1,126	1,341
Interest on loans from banks	532	43
Interest on tax assessments	187,960	30,248
Interest on others	17	49,602
	189,635	81,234

17          Taxes

	2006	2005
a) Provision for tax expense consists of the following:
Current taxes
• Indian	81,644	78,519
• Foreign	1,888,221	614,594
	1,969,865	693,113
Deferred tax expense / (credit)
• Indian	(13,133)	(3,909)
• Foreign	157,624	(58,602)
	144,491	(62,511)
	2,114,356	630,602
Provision for tax expense (prior period) consists of the following:
Current taxes
• Foreign	503,529	126,725
	503,529	126,725
Deferred tax expense / (credit)
• Foreign	(84,553)	(323,138)
	(84,553)	(323,138)
	418,976	(196,413)
The significant components of deferred tax asset and liability consists of the following:
Provision for retirement benefits	112,308	239,403
Provision for bad and doubtful debts	38,880	31,365
Deferred revenue, net	3,399	27,642
Billings in excess of cost and estimated earnings	4,449	4,449
Accrued expenses	470,741	421,260
Carry forward loss	—	19,080
Others	33,013	13,456
Total deferred tax asset	662,790	756,655
Cost and estimated earnings in excess of billings	(25,004)	(48,946)
Depreciation	(37,947)	(48,611)
US branch profit taxes	(85,014)	(70,848)
Others	—	(8,665)
Total deferred tax liability	(147,965)	(177,070)

b)             Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Section 115JB of the Income Tax Act, 1961. Considering the future profitability and taxable positions in the subsequent years, the company has recognised “MAT credit entitlement” of Rs 5,735 as an asset by crediting to the Profit & loss account an equivalent amount and included under “Loans and Advances” (Note 10) in accordance with the guidance note on “Accounting for credit available in respect of Minimum Alternate Tax under Income Tax Act, 1961” issued by the Institute of Chartered Accountants of India.

c)              Provision for current taxation includes Rs 64,935 (2005 : Rs. Nil) of foreign taxes and Rs 45,898 (2005 : Rs 35,650) of Indian taxes in respect of earlier years.

18          Business acquisitions

On 3 November 2004, Patni USA acquired 100% equity interest in Patni Telecom Solutions Inc. (“PTSI”) (formerly Cymbal Corporation) alongwith its subsidiaries, which is engaged in providing IT services to clients in the telecom sector. These consolidated financial statements include the operating results and financial position of PTSI from the date of acquisition.

Patni USA’s cost of investment in PTSI in excess of PTSI’s equity on the date of investment aggregating Rs 1,288,774 has been classified as goodwill in the consolidated financial statements. The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over a period of three years, on achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed Rs.1,461,570, inclusive of payments under the incentive plan for certain employees of PTSI not exceeding Rs.150,586 till 30 June 2007. Pursuant to this arrangement, Rs.775,110 and Rs. 123,441 has already been paid by 31 December 2006 and these amounts have been recorded as additional goodwill on acquisition and compensation cost respectively.

The aggregate goodwill recorded in these consolidated financial statements comprise the following:

Total
Goodwill arising on acquisition of
100% equity interest in Patni USA	1,263,767
Goodwill arising on acquisition of
100% equity interest in TRI.	135,174
Goodwill arising on acquisition of 100% equity
interest in Patni Telecom Solutions Inc.	2,063,884
Effect of foreign currency translation	(62,161)
Balance as at 31 December 2006	3,400,664

19          Segmental information

The Group’s operations relate to providing IT services and solutions, delivered to customers, operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical segmentation.

Industry segments of the Group comprise customers providing  cost financial services, insurance services, manufacturing companies, telecom, independent software vendors, product engineering services and others such as energy and utilities, retail and hospitality companies.

The Group evaluates segment performance and allocates resources based on revenue growth.  Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.  Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably.  Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

The Group’s geographic segmentation is based on location of the customers and comprises United States of America, Europe, Japan, India and Others, which include Rest of Asia Pacific and Rest of the World.  Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and includes both onsite and offshore services.  Categorization of customer related assets and liabilities in relation to geographical segments is based on the location of the specific customer entity which is billed for the services.

The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to  individual segment information.  There are no inter-segment sales.

Business segments

As at 31 December 2006 and for the year then ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
Sales and service income	3,990,401	6,069,215	5,654,475	4,907,273	1,052,307	2,644,191	1,762,396	26,080,258
Sundry debtors	729,738	943,801	1,174,494	1,005,557	197,759	552,267	519,149	5,122,765
Cost and estimated earnings in excess of billings	107,409	45,076	210,680	461,246	43,818	64,514	78,591	1,011,334
Billings in excess of cost and estimated earnings	(9,197)	(9,375)	(32,229)	(21,696)	(541)	(35,701)	(38,507)	(147,246)
Advance from customers	(214)	(805)	(5,391)	—	(1,212)	(503)	(112)	(8,237)

As at 31 December 2005 and for the year then ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
Sales and service income	3,186,119	5,502,080	4,350,112	3,047,015	980,708	1,498,793	1,304,479	19,869,306
Sundry debtors	591,486	714,793	747,836	394,507	162,309	330,142	289,039	3,230,112
Cost and estimated earnings in excess of billings	116,184	232,032	160,162	412,979	73,212	135,558	45,936	1,176,063
Billings in excess of cost and estimated earnings	(8,492)	(17,280)	(34,186)	(20,351)	(3,113)	(9,378)	(13,130)	(105,930)
Advance from customers	(54,467)	(4,277)	(3,242)	—	(76)	—	(583)	(62,645)

Geographic segments

As at 31 December 2006 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	21,072,892	3,036,604	975,536	106,859	888,367	26,080,258
Sundry debtors	3,728,735	1,105,024	152,420	69,223	67,363	5,122,765
Cost and estimated earnings in excess of billings	508,844	377,279	59,728	7,646	57,837	1,011,334
Billings in excess of cost and estimated earnings	(73,442)	(40,482)	(29,917)	(2,691)	(714)	(147,246)
Advance from customers	(5,869)	(912)	(149)	(149)	(1,158)	(8,237)

As at 31 December 2005 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	16,844,953	1,807,755	855,341	63,157	298,100	19,869,306
Sundry debtors	2,549,924	509,983	99,377	7,558	63,270	3,230,112
Cost and estimated earnings in excess of billings	911,152	109,273	128,280	6,738	20,620	1,176,063
Billings in excess of cost and estimated earnings	(65,651)	(32,971)	(7,308)	—	—	(105,930)
Advance from customers	(60,115)	—	—	(91)	(2,439)	(62,645)

20          Related party transactions

(a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties		Names
1	Affiliates	1)	PCS Technology Ltd.
		2)	Ashoka Computer Systems Private Ltd.
		3)	PCS Cullinet Private Ltd.
		4)	PCS Finance Ltd.
		5)	Ravi & Ashok Enterprises
		6)	iSolutions Inc.
2	Key management personnel	1)	Mr N. K. Patni
		2)	Mr A. K. Patni
		3)	Mr G. K. Patni
		4)	Mr Sukumar Namjoshi
		5)	Mr Mrinal Sattawala
3	Parties with substantial interest	1)	Members of Patni family and their relatives
		2)	General Atlantic Mauritius Limited (‘GA’)
4	Others	1)	Ravindra Patni Family Trust

(b) Transactions and balances with related parties

Nature of the transaction	Affiliates	Key management personnel	Parties with substantial interest	Others
Transactions during the year ended 31 December 2006
Remuneration (Refer note below)	—	151,306	—	—
Rent and other expenses	5,787	—	—	—
Balances at 31 December 2006
Security deposits	1,748	—	3,000	—
Proposed dividend	54,766	53,113	189,890	—
Amounts payable	642	—	—
Remuneration payable to directors	—	8,474	—	—
Provision for pension benefits	—	390,092	—	—
Transactions during the year ended 31 December 2005
Remuneration (Refer note below)	—	158,078	—	—
Donations	—	—	—	2,500
Rent and other expenses	11,683	—	60	—
Balances at 31 December 2005
Security deposits	8,338	—	3,000	—
Proposed dividend	45,638	44,261	160,899	—
Amount payable	781	—	37
Remuneration payable to directors	—	7,257	—	—
Provision for pension benefits	—	267,968	—	—
Guarantees given	150,000	—	—	—

Note: Remuneration does not include provisions for gratuity and leave encashment in respect of Directors, as actuarial valuation is done on an overall Company basis.

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under :

Particulars	2006	2005
Transactions during the year
i) Remuneration
Mr N. K. Patni	58,118	78,253
Mr A. K. Patni	19,870	19,937
Mr G. K. Patni	19,958	19,988
Mr Sukumar Namjoshi	21,116	14,861
Mr Mrinal Sattawala	32,245	25,039
ii) Rent and other expenses
Ashoka Computer Systems Private Ltd.	1,197	3,886
PCS Cullinet Private Ltd.	2,077	4,076
PCS Finance Ltd.	1,614	3,602
Ravi & Ashok Enterprises	899	120
iii) Donations -Others
Ravindra Patni Family Trust	—	2,500
Balances at 31 December 2006
i) Security deposits paid
Affiliates :
Ashoka Computer Systems Private Ltd.	591	2,732
PCS Cullinet Private Ltd.	627	2,766
PCS Finance Ltd.	501	2,810
Parties with substantial interest :
S. M. Patni	3,000	3,000

Particulars	2006	2005
ii) Proposed dividend
Affiliates :
iSolutions Inc.	54,766	45,638
Parties with substantial interest :
General Atlantic Mauritius Limited (‘GA’)	114,850	96,816
iii) Amounts payable
Ashoka Computer Systems Private Ltd.	154	193
PCS Cullinet Private Ltd.	244	298
PCS Finance Ltd.	154	200
Ravi & Ashok Enterprises	90	90
iv) Remuneration payable to the directors
Mr A. K. Patni	2,296	558
Mr G. K. Patni	2,296	558
Mr Sukumar Namjoshi	2,331	375
Mr Mrinal Sattawala	1,550	5,766
v) Provision for pension benefits
Mr N. K. Patni	282,581	170,971
Mr A. K. Patni	53,756	48,499
Mr G. K. Patni	53,756	48,499
vi) Guarantees given
PCS Technology Limited	—	150,000

21          Earnings per share

Particulars	2006	2005
Profit for the year after taxation	2,447,821	1,987,093
Weighted average number of equity used in computing earnings per equity share
• Basic	137,957,477	125,736,592
• Diluted	139,067,699	127,457,632
Earnings per equity share of Rs 2 each
• Basic	17.74	15.80
• Diluted	17.60	15.59
Face value per share (Rs)	2.00	2.00

22          Leases

Patni has acquired certain vehicles under finance lease for a non-cancellable period of four years. At the inception of the lease, fair value of such vehicles has been recorded as an asset under gross block of vehicles with a corresponding lease rental obligation recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to Patni. However, it contains a renewal clause.

Fixed assets include the following amounts in relation to the above leased vehicles:

As at	2006	2005
Gross block of vehicles	55,626	56,503
Less: Accumulated depreciation	24,636	24,486
Net block	30,990	32,017

Future minimum lease payments in respect of the above assets as at 31 December 2006 are summarised below:

	Minimum lease payments	Finance charge	Present value of minimum lease payments
Amount due within one year from the balance sheet date	14,199	862	13,337
Amount due in the period between one year and five years	17,896	594	17,302
	32,095	1,456	30,639

The future minimum lease payments in respect of non-cancellable operating leases are summarised below:

	2006	2005
Amount due within one year from the balance sheet date	422,115	308,884
Amount due in the period between one year and five years	596,461	424,064
	1,018,576	732,948

Patni has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the Company.

Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-5 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance.

Patni Telecom and its subsidiaries have operating leases for office space, that expire over the next 1-4 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any.

Rent expense for all operating leases for the year ended 31 December 2006 aggregated Rs 583,387 (2005: Rs 460,990) respectively.

Sub lease income recognised in the statement of profit and loss for the year ended 31 December 2006 aggregated Rs 5,123 (2005:Rs 12,331).

23          Contingent liabilities and capital commitments

	2006	2005
Estimated amount of contracts remaining to be executed on capital account and not provided for	1,413,183	1,010,802
Corporate guarantees	—	150,000
Outstanding forward contracts	8,082,925	3,470,390
Unamortised income in respect of forward contracts	81,125	10,748
Forward currency options	863,655	—
Bank guarantees	53,369	18,011
Letters of credit	—	24,672
	10,494,257	4,684,623

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Outstanding forward contracts represents the total value of forward contracts entered into by the company.

During the year, the Company received a demand from the Income tax department of Rs. 630,166 (Including interest demand of Rs. 186,850) for the Assessment Year 2004-05.The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its various eligible undertakings.The management of the Company has filed an appeal challenging the disallowance within the time available under the Income Tax Act. Considering the facts and nature of disallowance and based on the advice given by the Company’s legal counsel, the management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

Certain other income tax related legal proceedings  are pending against the company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

A subsidiary of the Company is under review by the US Department of Labour with respect to compliance matters on past and present international labour practices. The Company has estimated and provided the liability of Rs 86,897 during the year ended 31 December 2006.

24          Employee stock compensation plans

On 30 June 2003 Patni established the ‘Patni ESOP 2003’ plan (‘the plan’).  Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees.  Employees covered by the Plan are granted an option to purchase shares of the Company subject to the requirements of vesting.  The options vest in a graded manner over four years with 25 percent of the options vesting at the end of each year. The options can be exercised within five years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant.

Stock options*activity under the plan is as follows:

	Year ended 31 December 2006
	Share arising out of options	Range of exercise prices	Weightage average remaining contractual life (months)
Outstanding at the beginning of the year	1,759,550	145	67
	2,574,007	254 –338	75
	851,710	381 –451	86
Granted during the year	170,000	336	90
Granted during the year	1,798,750	376 –493	90
Forfeited during the year	(101,650)	145	—
Forfeited during the year	(254,560)	338	—
Forfeited during the year	(189,600)	376 –493	—
Exercised during the year	(414,934)	145	—
Exercised during the year	(68,520)	254 –338	—
Outstanding at the end of the year	1,242,966	145	56
	2,420,927	254 –338	65
	2,460,860	376 –493	81
Exercisable at the end of the year	727,016	145	47
Exercisable at the end of the year	1,108,256	254 –338	51
Exercisable at the end of the year	186,149	376 –493	56

	Year ended 31 December 2005
	Share arising out of options	Range of exercise prices	Weightage average remaining contractual life (months)
Outstanding at the beginning of the year	2,352,015	145	75
	2,850,632	254 –338	87
Granted during the year	860,710	381 –451	90
Forfeited during the year	(159,400)	145	—
Forfeited during the year	(248,625)	338	—
Forfeited during the year	(9,000)	381	—
Exercised during the year	(433,065)	145	—
Exercised during the year	(28,000)	338
Outstanding at the end of the year	1,759,550	145	67
	2,574,007	254 –338	75
	851,710	381 –451	86
Exercisable at the end of the year	663,243	145	53
Exercisable at the end of the year	622,052	254 –338	57

*Includes stock option granted to employees of Subsidiary companies.

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described  in the aforesaid Guidance Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

	2006	2005
Profit for the year after taxation as reported	2,447,821	1,987,093
Add Stock based employee compensation deteremined under the intrinsic value method	—	—
Less Stock based employee compensation deteremined under the fair value method	103,111	154,383
Pro-forma profit	2,344,710	1,832,710
Reported earnings per equity share of Rs 2 each
• Basic	17.74	15.80
• Diluted	17.60	15.59
Pro-forma earnings per equity share of Rs 2 each
• Basic	17.00	14.58
• Diluted	16.86	14.38

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Dividend yield	0.59% to 0.63%	0.53% to 0.54%
Expected life	3.5-6.5 years	2-5 years
Risk free interest rates	6.45% to 7.85%	5.74% to 6.73%
Expected volatility *	30.22% to 55%	28% to 50%

* Expected volatility is computed based on historical share price movement since February 2004

25          Statement of Utilisation of ADS Funds as of 31 December 2006

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856
Deployment :
1. Held as short term investments			4,118,694
2. Utilised for Capital expenditure for office facilities			1,130,339
3. Exchange loss			120,823
Total			5,369,856

26          Change in estimates

In connection with the US Internal Revenue Service (“IRS”) examination of the fiscal years 2001 and 2002 which has been finalized, the Company has revised its estimates for fiscal years 2003, 2004 and 2005 and accounted for the same during the year. Further, the Company has also revised its tax and certain other obligations related to its overseas branches and subsidiaries. The revision in estimates is included in the following line items :

2006
Personnel costs	(310,032)
Selling, general and administration costs	(170,433)
Interest costs	100,825
Current taxes - Foreign	1,250,901
Deferred tax expense / (credit) - Foreign	110,447
Total	981,708

27          Prior period items

In connection with the IRS examination of the fiscal years 2001 and 2002 which has been finalized, the Company assessed that it had not recognised income taxes, interest and related expenses attributable to the Company’s returns with respect to the filing of its US tax returns for 2001 and 2002 for which the Company was unable to substantiate to the IRS that such returns were filed within 18 months from the respective due dates.  In accordance with the regulations of the IRS, this results in a disallowance of expenses claimed in the tax filings for the related periods, and other statutory interests and related expenses. Accordingly, the Company has disclosed the following amounts as prior period items relating to this reassessment:

		2006
Selling, general and administration costs	160,107
Interest costs	61,065	221,172
Current taxes - Foreign	503,529
Deferred tax expense / (credit) - Foreign	(84,553)	418,976
Total		640,148

28          Other liabilities

Other liabilities includes provision made by the company of Rs 32,749 based on a substantial degree of estimation as at 31 December 2006, towards committed lease rentals under onerous lease contracts.

29          Disclosure pursuant to AS-7, ‘Construction Contracts’ (Revised) in respect of revenue contracts for customised software development

	2006	2005
i Contract Revenue recognised for the year ended 31 December 2006	2,838,405	2,533,108
ii Aggregate amount of contract costs incurred for all contracts in progress as at year end	968,545	723,896
iii Recognised Profits (less recognised losses) for all contracts in progress as at year end	726,854	649,633

30          Prior year comparatives

Previous year’s figures have been appropriately reclassified to conform to the current year’s presentations.

Management’s Discussion and Analysis

of the Consolidated Financials under US GAAP

Overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry-focused practices, including insurance, manufacturing, financial services and telecommunications, and through technology-focused practices. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Our revenues grew from $188.3 million in 2002 to $578.9 million in 2006, representing a compound annual growth rate of 32.4%. Our net income grew from $31.5 million in 2002 to $59.3 million in 2006, representing a compound annual growth rate of 17.1%. Our total number of employees were 11,802 as of 31 December 2005 and 12,804 as of 31 December 2006. In light of this growth, we are investing in new high-tech facilities, which we refer to as “knowledge parks,” designed for expanding our operations and training our employees. As of 31 December 2006, we had 205 sales and marketing personnel supported by dedicated industry specialists in 21 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including our industry and technology practices, onsite and offshore revenues, type of contract, type of customer and geographic region. We manage and market our business according to our industry and technology practices. Our industry practices consist of insurance, manufacturing, financial services and telecommunications, and a group of other industries (including retail, energy and utilities, logistics and transportation, and media and entertainment).

We have also developed technology practices that offer research, design and development services for product engineering and to independent software vendors, or ISVs. Our service lines support both our industry and technology practices. We do not, however, treat our service lines as separate components of our business for financial reporting purposes.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements under U.S. GAAP:

	Year ended 31 December
	2004	2005	2006
Revenues	68.3%	77.9%	85.4%
Revenue from a significant shareholder	31.7%	22.1%	14.6%
Cost of revenues	62.0%	64.1%	63.9%
Gross profit	38.0%	35.9%	36.1%
Selling, general and administrative expenses	18.6%	19.9%	19.1%
Provision for doubtful debts and advances	0.2%	0.0%	0.2%
Foreign exchange gain (loss), net	(0.6%)	0.4%	0.5%
Operating income	18.6%	15.6%	16.3%
Interest and dividend income	1.3%	0.9%	1.7%
Interest expense	(0.6%)	(0.5%)	(0.5%)
Gain on sale of investments, net	0.0%	0.3%	0.3%
Other income (expense), net	(1.1%)	0.2%	0.6%
Income before income taxes	18.2%	16.6%	18.4%
Income taxes	3.9%	3.1%	8.2%
Net income	14.3%	13.5%	10.2%

Year ended 31 December 2006 Compared to Year ended 31 December 2005

Revenues

Our revenues were $578.9 million in 2006, representing an increase of 28.5% from revenues of $450.3 million in 2005. Revenues from existing customers contributed $529.8 million and new customers contributed $49.1 million to our revenues. This represented an increase of 28.2% in revenues from existing customers and increase of 32.0% in revenues from new customers compared to 2005. Growth in revenues from our existing operations was attributable to an increase of 18.1% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased 11.3% in 2006 compared to 2005, while offshore work increased 21.7% over the same period. We increased our client relationships to 239 as of December 31, 2006 from 199 as of December 31, 2005. In addition, the total number of clients that individually accounted for over $1.0 million in annual revenues increased to 74 as of December 31, 2006 from 61 as of December 31, 2005.

During 2006, our revenues from T&M projects increased by 40.0% over revenues in 2005, while revenues from fixed price contracts increased by 11.8% over the same period.  T&M projects accounted for 64.8% of our revenues in 2006, compared to 59.5% in 2005 mainly because 75.4% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 53.1% in 2006 from 59.3% in 2005. General Electric, our largest client, contributed 14.6% of our revenues in 2006, compared to 22.1% in 2005.

During 2006, clients in the insurance, manufacturing, telecommunications and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2006 increased by 7.7%, 27.1%, 58.6% and 22.4% compared to 2005 and contributed 23.2%, 21.7%, 18.9% and 15.3% to overall revenues, respectively. Our other industries practice contributed 6.7% and 6.5% of our revenues in 2006 and 2005. Our ISV practice contributed 4.1% and 5.0% of our revenues in 2006 and 2005 and our product engineering practice contributed 10.1% and 7.5% of our revenues in 2006 and 2005.

During 2006, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2006 and 2005, we derived 80.8% and 84.8% of our revenues from clients located in the United States. Revenues from these clients grew by 22.5% in 2006, while revenues from clients in other regions grew by 62.1% in the same period.

Cost of revenues

The cost of revenues was $370.2 million in 2006, representing an increase of 28.3% from $288.5 million in 2005. Cost of revenues represented 63.9% and 64.1% of our revenues in 2006 and 2005. Out of increase of $81.7 million in cost of revenues, $49.9 million was attributable to wage costs, $16.4 million to sub-contractor cost, $4.7 million to travel costs, $4.2 million to rental and repairs, $0.5 million to data-link charges, $1.2 million to deferred cost, $1.7 million to stock compensation cost, $2.1 million to other general administration costs and $2.8 million to depreciation charged on assets and a reduction of $2.2 million in immigration costs. Wage costs increased by $49.9 million due to an increase in headcount of software professionals and annual salary revisions which was partly compensated due to a reversal of $9.0 million on account of payroll and related taxes for our international operations arising on reassessment of certain wages paid, and short-term benefits given to our employees when working outside India. Expansion of our facilities led to increased rental costs and other related expenses. Our immigration costs were lower due to decreased costs of applications as well as a decrease in the number of applications processed.

Gross profit

Our gross profit for 2006 was $208.7 million, representing an increase of 28.9% from $161.9 million in 2005. Gross profit as a percentage of our revenues increased to 36.1% from 35.9% during 2006 reflecting a lower increase in cost of revenues as compared to increase in revenues.

Selling, general and administrative expenses

During 2006, our selling, general and administrative expenses were $111.5 million, representing an increase of 24.2% from $89.7 million in 2005. During 2006 our selling, general and administrative expenses as a percentage of revenues decreased to 19.3% from 19.9% in 2005.

During 2006, our sales and marketing expenses were $43.1 million, representing an increase of 19.6% from $36.0 million in 2005. Personnel costs increased by $6.2 million due to the additions to sales and marketing personnel and higher compensation costs resulting from salary increases. Other selling and marketing costs increased by $0.8 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

Our general and administrative expenses were $68.4 million, representing an increase of 27.4% from $53.7 million in 2005. Personnel costs increased by $7.5 million due to the addition of general and administrative personnel and annual salary revisions. Establishment costs increased by $0.9 million due to an increase in the number of facilities. Professional and consultancy charges increased by $0.9 million, bad debts provision increased by $1.3 million and other general expenses increased by $2.3 million. Depreciation expense increased by $0.6 million.

Foreign exchange gain/loss: In 2006, we had a foreign exchange loss of $2.7 million as against a loss of $1.7 million in 2005, as our dollar-denominated receivables continued to be hedged to a significant level. Our receivables are marked to market.

Operating income: Our operating income was $94.5 million in 2006, representing an increase of 34.1% from $70.4 million in 2005. As a percentage of revenues, operating income increased to 16.3% from 15.6% in 2005 reflecting decrease in cost of revenues and selling, general and administration expenditures as compared to increase in revenues.

Other income (expense), net: Other income (expense), net reflects interest and dividend income, interest expense, net gain on sale of investments and other income or expense. Our other income (expense), net was income of $12.5 million in 2006, increasing 194.1% from income of $4.2 million in 2005 resulting in net increase of $8.3 million. In 2005, we had recorded gain on sale of asset of $3.2 million and loss of revaluation of ADR proceeds $2.0 million. In 2006, our gain on sale of investments were $1.7 million as compared to $1.1 million in 2005. In 2006, our interest and dividend income were $10.1 million as compared to $4.2 million in 2005. On account of reassessment of our payroll and corporate tax obligations for our international operations, we have provided for interest and other related expenses with respect to delayed payments amounting $1.1 million in 2006 against a provision of $1.7 million in 2005.

Income taxes: We made a provision of $47.7 million for income taxes in 2006, representing an increase of 245.5% from $13.8 million in 2005. Our effective tax rate (excluding extraordinary item) decreased to 16.2% in 2006  from 18.6% in 2005. The 2006 income taxes includes $30.3 million on account of reassessment of our payroll and corporate tax obligations for our international operations. The 2005 tax provisioning included an amount of approximately $1.0 million relating to an adjustment for an earlier assessment.

Net income: Our net income was $59.3 million in 2006, representing an decrease of 2.7% from $60.9 million in 2005. As a percentage of our revenues, net income decreased to 10.2% in 2006 from 13.5% in 2005. The reduction in the Net Income is mainly on account of reasons explained above.

Liquidity and capital resources

Our operations and our growth have been financed by cash generated from operations and from the proceeds of sales of equity shares. We received net proceeds of $117.0 million from our ADSs issue in 2005.

As of December 31, 2006, we had $46.5 million in cash and cash equivalents, $136.4 million invested in units of liquid mutual funds, and $106.6 million invested primarily in other units. As of December 31, 2005, we had $148.8 million in cash and cash equivalents, 108.3 million invested in units of mutual funds, and $33.4 million invested in other units.

Our working capital at 31 December 2006 and at 31 December 2005 was $41.2 million and $20.5 million, respectively. We had no outstanding bank borrowings or long-term debt as of such date. Net cash provided by operating activities was $59.1 million and $73.1 million in the year ended December 31, 2006 and 2005 respectively.

This variance was primarily due to decrease in net income to $59.3 million during 2006 from $60.9 million in 2005. In addition, during 2006 depreciation increased to $19.6 million from $16.0 million in 2005. There was a reversal of provision for bad debts of $0.2 million in the year ended 31 December 2005 whereas provision for bad debts was $1.2 million in the year ended 31 December 2006. Gain from sale of plant property and equipment was $0.02 million in 2006 as compared to a gain of $3.2 million in 2005. Also Gain from sale of investments were $1.7 million and $1.1 million in the years ended 31 December 2006 and 31 December 2005 respectively. Further net accounts receivable and cost and estimated earnings in excess of billings on uncompleted contracts increased by $36.3 million in the year ended 31 December 2006 against an increase of $14.7 million in 2005. Current assets and other assets increased by $1.3 million in the year ended 31 December 2006 as compared to a decrease of $3.3 million in the year ended 31 December 2005. Taxes paid were $39.9 million as against a tax provision of $43.3 million for the year ended December 31, 2006. Accounts payable and accrued expenses increased by $20.3 million for the year ended December 31, 2006, compared to an increase of $7.5 million in 2005. Taxes paid were $15.3 million as against a tax provision of $15.7 million for the year ended December 31,  income tax 2005. Other current liabilities and other liabilities decreased by

$16.0 million during the year ended 31 December 2006 as compared to $7.3 million increase in 2005.

Net cash used in investing activities was $155.4 million for the year ended December 31, 2006 and $111.7 million for 2005. Net cash used in the acquisition of property, plant and equipment for the year ended December 31, 2006 and 2005 was $48.5 million and $48.9 million respectively. In 2006 and 2005 cash outflow is higher mainly on account of the purchases of new facilities and expansion of our existing facilities. Net purchases of investment securities were $94.5 million for the year ended December 31, 2006. Additional purchase consideration to Cymbal shareholders for the year ended December 31, 2006 amounted to $12.2 million. Net purchases of investment securities were $57.2 million for the year ended December 31, 2005. Additional purchase consideration to Cymbal shareholders for the year ended December 31, 2005 amounted to $5.6 million.

Net cash used in financing activities was $7.1 million for the year ended December 2006. Net cash provided by financing activities was $112.0 million for the year ended December 2005. We paid $8.6 million in dividends, including dividend tax on our equity shares in the year ended December 31, 2006. We received net proceeds of $1.8 million from our employee stock option plan during the year ended December 31, 2006. We paid $6.5 million in dividends, including dividend tax on our equity shares in the year ended December 31, 2005. We received net proceeds of $118.7 million from our initial offering of ADSs issue and our employee stock option plan during the year ended December 31, 2005.

We anticipate capital expenditures of between approximately $150 million to $175 million through 2008, principally to finance the construction of our new knowledge park facilities in Navi Mumbai and Chennai and other facilities and physical infrastructure in India.

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED FINANCIALS UNDER US GAAP

As of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Patni Computer Systems Limited

We have audited the accompanying consolidated balance sheets of Patni Computer Systems Limited and subsidiaries (‘the Company’)as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patni Computer Systems Limited and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2.1.27 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share- Based Payment.

KPMG

Mumbai, India

21 February 2007

PATNI COMPUTER SYSTEMS LIMITED

Consolidated Balance Sheet

As at	December 31, 2005	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$148,819,600	$46,510,010
Investments	141,775,935	242,968,048
Accounts receivable, net	58,747,671	101,893,834
Accounts receivable from a significant shareholder, net	15,673,490	13,724,670
Costs and estimated earnings in excess of billings on uncompleted contracts	26,094,094	22,834,345
Deferred income taxes	13,722,884	10,240,528
Prepaid Expenses	2,051,035	2,155,676
Other current assets	7,498,001	9,860,763
Total current assets	414,382,710	450,187,874
Deferred income taxes	3,401,766	370,529
Investments	—	3,048,092
Other assets	9,711,827	11,457,225
Property, plant and equipment, net	88,244,547	125,757,824
Intangible assets, net	10,158,065	9,687,443
Goodwill	27,987,198	39,831,664
Total assets	$553,886,113	$640,340,651

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Capital lease obligation	289,520	301,138
Trade accounts payable	5,488,043	11,010,564
Billings in excess of costs and estimated earnings on uncompleted contracts	2,350,346	3,324,581
Income taxes payable	17,994,936	23,213,916
Deferred income taxes	193,807	108,637
Accrued expenses	26,231,532	43,307,501
Other current liabilities	50,765,012	38,221,746
Total current liabilities	103,313,19	119,488,083
Capital lease obligations excluding current instalments	416,342	390,653
Other liabilities	6,368,544	8,124,060
Deferred income taxes	4,758,961	3,744,639
Total liabilities	$114,857,043	$131,747,435
Commitments and contingencies
Shareholders’ Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares
(Issued and outstanding; 137,798,399 shares and 138,281,853 shares as of
December 31, 2005 and 2006 respectively).	6,101,600	6,122,960
Additional paid-in capital	299,220,619	305,030,981
Retained earnings	132,511,943	183,197,559
Accumulated other comprehensive income	1,194,908	14,241,716
Total shareholders’ equity	$439,029,070	$508,593,216
Total liabilities and shareholders’ equity	$553,886,113	$640,340,651

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

Consolidated Statements of Income

Year ended December 31,	2004	2005	2006
Revenues	$223,141,113	$350,972,760	$494,447,726
Revenue from a significant shareholder	103,440,511	99,359,172	84,403,156
	326,581,624	450,331,932	578,850,882
Cost of revenues	202,461,490	288,480,678	370,172,936
Gross profit	124,120,134	161,851,254	208,677,946
Selling, general and administrative expenses	60,699,901	89,880,905	110,264,979
Provision for doubtful debts and advances	495,618	(151,954)	1,191,017
Foreign exchange (gain)/loss, net	2,081,800	1,693,145	2,747,926
Operating income	60,842,815	70,429,158	94,474,024
Other income/(expense)
Interest and dividend income	4,222,853	4,189,776	10,087,916
Interest expense	(2,083,285)	(2,044,366)	(2,839,930)
Gain on sale of investments, net	144,482	1,128,071	1,679,097
Other (expense)/income, net	(3,692,704)	966,620	3,541,426
Income before income taxes	59,434,161	74,669,259	106,942,533
Income taxes	12,886,362	13,802,583	47,691,763
Net income	$46,547,799	$60,866,676	$59,250,770
Earnings per share
Basic	$0.38	$0.48	$0.43
Diluted	$0.38	$0.48	$0.43
Weighted average number of common shares used in computing earnings per share
Basic	123,066,042	125,736,592	137,957,477
Diluted	124,084,992	127,457,632	138,904,860

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

(in $ except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income	Income	Equity
Balance as of January 1, 2004	111,420,849	4,942,505	116,722,000	34,692,917		$(1,525,344)	$154,832,078
Common shares issued through an Initial
Public Offering, net of direct expenses	13,415,200	592,675	63,675,676				64,268,351
Issuance of equity shares on exercise of options	160,960	7,121	509,183				516,304
Cash dividend on common shares				(3,061,551)			(3,061,551)
Comprehensive income
Net income				46,547,799	46,547,799		46,547,799
Other comprehensive income:
Translation adjustment					9,549,971		9,549,971
Unrealised gain on investments, net of tax of $142,362					241,535		241,535
Minimum pension liability, net of tax of $153,253					332,292		332,292
Comprehensive income					56,671,597	10,123,798
Balance as of December 31, 2004	124,997,009	$5,542,301	$180,906,859	$78,179,165		$8,598,454	$273,226,779
Common shares issued, net of direct expenses	12,312,500	537,304	116,484,548				117,021,852
Issuance of equity shares on exercise of options	488,890	21,995	1,692,396				1,714,391
Tax benefit arising on exercise of stock options			136,816				136,816
Cash dividend on common shares				(6,533,898)			(6,533,898)
Comprehensive income
Net income				60,866,676	60,866,676		60,866,676
Other comprehensive income:
Translation adjustment					(7,278,016)		(7,278,016)
Unrealised gain on investments, net of tax of $261,520					560,447		560,447
Unrealised loss on cash flow hedging derivatives, net of tax of $Nil					(1,026,624)		(1,026,624)
Minimum pension liability, net of tax of $194,848					340,647		340,647
Comprehensive income					53,463,130	(7,403,546)
Balance as of December 31, 2005	137,798,399	$6,101,600	$299,220,619	$132,511,943		$1,194,908	$439,029,070

See accompanying notes to the consolidated financial statements

(in $ except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income	Income	Equity
Balance as of December 31, 2005	137,798,399	6,101,600	299,220,619	132,511,943		$1,194,908	$439,029,070
Issuance of equity shares on exercise of options	483,454	21,360	1,802,953				1,824,313
Tax benefit arising on exercise of stock options			23,338				23,338
Compensation cost related to employee stock
option plan			3,984,071				3,984,071
Cash dividend on common shares				(8,565,154)			(8,565,154)
Comprehensive income
Net income				59,250,770	59,250,770		59,250,770
Other comprehensive income:
Translation adjustment					9,256,054		9,256,054
Unrealised gain on investments, net of tax of $1,076,106					2,102,200		2,102,200
Unrealised gain on cash flow hedging derivatives, net of tax of $Nil					2,531,633		2,531,633
Comprehensive income					73,140,657	13,889,887
Adjustment to initially apply FASB Statement No. 158, net of tax of $323,655						(843,079)	(843,079)
Balance as of December 31, 2006	138,281,853	$6,122,960	$305,030,981	$183,197,559		$14,241,716	$508,593,216

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED

Consolidated Statements of Cash Flows

Year ended December 31,	2004	2005	2006
Operating activities
Net income	$46,547,799	$60,866,676	$59,250,770
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	11,543,775	15,960,705	19,573,548
Deferred taxes	(1,937,708)	(1,889,293)	4,344,470
Provision/(recovery) for doubtful debts and advances	495,618	(151,954)	1,191,017
(Gain)/loss on sale of property, plant and equipment, net	597,678	(3,176,152)	(21,977)
Gain on sale of investments	(144,482)	(1,128,071)	(1,679,097)
Compensation cost related to employee stock option plan	—	—	3,984,071
Changes in assets and liabilities
Accounts receivable	(10,400,590)	(3,531,903)	(40,234,185)
Costs and estimated earnings in excess of billings
on uncompleted contracts	(5,032,911)	(11,162,155)	3,955,003
Other current assets	(3,445,375)	3,431,844	(735,650)
Other assets	(2,714,988)	(142,962)	(579,720)
Trade accounts payable - others	(780,814)	1,428,007	4,025,950
Billings in excess of costs and estimated earnings
on uncompleted contracts	634,645	(456,143)	859,218
Tax benefit arising on exercise of stock options	—	136,816	—
Taxes payable	2,377,631	(463,113)	4,956,360
Accrued expenses	(569,178)	6,069,364	16,246,514
Other current liabilities	9,803,420	14,815,277	(17,063,525)
Other liabilities	817,726	(7,548,512)	1,018,325
Net cash provided by operating activities	$47,792,246	$73,058,431	$59,091,092
Investing activities
Purchase of property, plant and equipment	(21,590,640)	(53,282,451)	(48,620,365)
Proceeds from sales of property, plant and equipment	509,570	4,336,910	83,097
Purchase of investments	(255,601,922)	(542,994,281)	(781,204,843)
Proceeds from sale of investments	223,648,957	485,768,961	686,658,104
Payments for acquisition, net of cash acquired	(32,450,060)	(5,578,772)	(12,184,832)
Payments for acquisition of technology related intangibles	—	—	(497,879)
Tax benefit on incentive stock option of Patni Telecom	—	—	340,366
Net cash used in investing activities	$(85,484,095)	$(111,749,633)	$(155,426,352)
Financing activities
Payment of capital lease obligations	(301,474)	(329,168)	(390,886)
Dividend on common shares	(3,059,633)	(6,531,628)	(8,562,666)
Proceeds from common shares issued, net of expenses	64,784,655	118,736,243	1,824,313
Tax benefit arising on exercise of stock options	—	—	23,338
Net cash provided by/(used in) financing activities	$61,423,548	$111,875,447	$(7,105,901)
Effect of exchange rates changes on cash and cash equivalents	5,472,249	(1,508,142)	1,131,571
Net increase in cash and cash equivalents	23,731,699	73,184,245	(103,441,161)
Cash and cash equivalents at the beginning of the year	47,939,550	77,143,498	148,819,600
Cash and cash equivalents at end of the year	$77,143,498	$148,819,600	$46,510,010
Supplemental disclosure of cash flow information:
Interest paid	$35,152	$673,158	$4,905,069
Income taxes paid	$12,536,145	$15,294,446	$39,945,075
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	$393,184	$471,644	$361,133
Property, plant and equipment acquired on credit	$870,073	$2,104,773	$4,814,076

See accompanying notes to the consolidated financial statements

Notes to the consolidated financial statements

1.                                    Organization and nature of business

1.1.1                     Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956.On September 18, 2003, Patni converted itself from a private limited company into a public limited company and changed its name from Patni Computer Systems (P) Limited to Patni Computer Systems Limited. In February 2004, Patni completed initial public offering of its equity shares in India and in December 2005, the Company completed initial public offering of american depository shares in the US.

1.1.2                     Patni Computers Systems (UK) Limited (“Patni UK”), a company incorporated in UK, Patni Computer Systems GmbH (“Patni GmbH”), a company incorporated in Germany and Patni Computer Systems, Inc. (“Patni USA”), a company incorporated in Massachusetts, USA are 100% subsidiaries of Patni. On November 3, 2004, Patni USA, acquired 100% equity in Patni Telecom (formerly known as Cymbal Corporation), a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. Further, Patni also has foreign branch offices in USA, Japan, Sweden, Australia, Korea, Netherlands, Finland, Dubai and Canada.

Cymbal Information Services (Thailand) Ltd., subsidiary of Patni Telecom has been dissolved and the liquidation has been completed in May, 2006.

1.1.3                     Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”).  The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, telecommunications services and technology services (comprising independent software vendors and product engineering) and other industries such as energy and utilities, retail, logistics and transportation, and media and entertainment. The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

1.1.4                     These financial statements are prepared on a consolidated basis for all the years presented.

2.                                    Summary of significant accounting policies

Basis of preparation of financial statements

2.1.1                     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

2.1.2                     The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are more than 50% owned and controlled. In addition, the Company consolidates any Variable Interest Entity (“VIE”) if it is determined to be a primary beneficiary in accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities”.  The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee. However, as of December 31, 2005 and 2006, the Company does not have any interest in any VIE, or any equity method investment. All inter-company accounts and transactions are eliminated on consolidation.

                                                Accounting estimates

2.1.3                     The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable.  The actual results could differ from these estimates.

                                                Revenue and cost recognition

2.1.4                     The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, delivery has occured, the sales price is fixed or determinable and collectibility is probable.  Software services are provided either on a fixed price, fixed time frame or on a time and material basis. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized on a straight line basis over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis.  Revenue with respect to time-and-material contracts is recognized as related services are performed.

                                                Guidance has been drawn from paragraph 95 of Statement of Position (‘‘SOP’’) 97-2, ‘‘Software Revenue Recognition’’ to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81-1 (“Accounting for Performance of Construction -Type and Certain Production - Type Contracts”). The input (cost expended) method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity.

2.1.5                     The asset, “Cost and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognized in excess of amounts billed.  These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received.  The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized.

2.1.6                     Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred.  These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period.  The costs to be deferred are limited to the extent of future contractual revenues.  Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

                                                Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, are not included in contract costs before the receipt of the contract. However, such costs are deferred, subject to the evaluation of their probable recoverability.

2.1.7                     Warranty costs on sale of services are accrued based on managements’ estimates and historical data at the time related revenues are recorded.

2.1.8                     The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract.  These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period.  The discounts can be utilized by the customer in the form of free services.

                                                The Company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the free services that will be delivered in the future.  The amount of revenue to be allocated to the free services is based on the relative fair value of the free services.

                                                The Company reports revenues net of discounts offered to customers.  In accounting for the above volume discounts, guidance has been obtained from Emerging Issues Task Force (“EITF”) 00-22 “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. Accordingly, these volume discounts have been recorded based on estimate of the total number of customers that will ultimately earn these discounts as it is believed that, based on historical experience, reliable estimates can be made of the estimated amount of revenues from a particular customer in the specified period.

                                                Reimbursement of out of pocket expenses received from customers have been included as part of revenues in accordance with EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Express Incurred”.

2.1.9                     Revenue from BPO is recognised on proportionate performance method.

                                                Advertising cost

2.1.10               Advertising costs incurred during the year have been expensed.  The total amount of advertising costs expensed was $1 million, $1.5 million and $1.6 million for the years ended December, 31, 2004, 2005 and 2006.

                                                Cash and cash equivalents

2.1.11               The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents.  Cash and cash equivalents comprise cash and cash on deposit with banks.

                                                Investments

2.1.12               Management determines appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date.  At December 31, 2005 and 2006, investment securities were classified as available-for-sale or held to maturity. The investment securities classified as available-for-sale consisted of units of mutual funds. Held to maturity securities consist of investment in Government bonds made by the Company pursuant to tax exemption scheme under the Indian Income Tax Act, 1961. These bonds are carried at cost in the absence of market value and mature in three years.

2.1.13               Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income. Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income.  The cost of securities sold or disposed is determined on average cost basis.

                                                Business combinations, goodwill and intangible assets

2.1.14               Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must be recongnized and reported separately from goodwill.  In accordance with SFAS No.142, “Goodwill and Other Intangible Assets’ all assets and liabilities of the acquired business including goodwill are assigned to reporting units.

2.1.15               Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment atleast on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2.1.16               Intangible assets are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer and technology related intangibles and are being amortized over a period of 5-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.1.17               Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

                                                Property, plant and equipment

2.1.18               Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains and losses on disposals are included in the consolidated statements of income at amounts equal to the difference between the net book value of the disposed assets and the net proceeds received upon disposal.  Expenditures for replacements and improvements are capitalized, whereas the cost of maintenance and repairs is charged to income when incurred.

2.1.19               Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is put to its intended use.  The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software.  The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer – Hardware and software and other service equipments	3 years
Furniture and fixtures	3-8 years
Other equipment	3-8 years
Vehicles	4-5 years

                                                Impairment of long-lived assets and long-lived assets to be disposed

2.1.20               Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

                                                Functional and Foreign currency translation

2.1.21               The functional currency of Patni and its branches in the US, Japan, Sweden, Australia, Korea and Netherland is the Indian Rupee.  The functional currencies of Patni’s subsidiaries are the applicable local currencies.

2.1.22               The accompanying consolidated financial statements are reported in US Dollars.  The translation is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for statements of income accounts using an appropriate monthly weighted average exchange rate for the respective periods. In respect of subsidiaries, the respective functional currencies are first translated into Indian Rupees and then into US Dollars.  The gains or losses resulting from such translation are reported in other comprehensive income in the statement of equity and comprehensive income.

                                                Foreign currency transactions

2.1.23               Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction.  Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. Transaction gain or loss arising from change in exchange rates between the date of transaction and period end exchange rates are included in the consolidated statements of income.

                                                Income taxes

2.1.24               Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date.  The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realised.

                                                Concentration of credit risk

2.1.25               Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash, cash equivalents, investments and accounts receivables.  Cash and cash equivalents are invested with corporations, financial institutions and banks with investment grade credit ratings.  To reduce credit risk, investments are made in a diversified portfolio of mutual funds, government bonds, which are periodically reviewed.  To reduce its credit risk on accounts receivables, the Company performs ongoing credit evaluations of customers.

                                                Retirement benefits to employees

2.1.26               Contributions to defined contribution plans are charged to income in the period in which they accrue.  Current services costs for defined benefit plans are accrued in the period to which they relate, based on actuarial valuation performed by an independent actuary in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 132R “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, both as amended by SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”. The Company adopted SFAS No. 158 as of December 31, 2006 which requires the net funded position of the plans to be recognized as an asset or liability in the employers’ balance sheet. The net effect of adopting this new standard was a reduction in the stockholders’ equity of $0.8 million. Refer note 18.1.18 for computation of the net effect.

                                                Stock-based compensation

2.1.27               The Company adopted SFAS No. 123R, “Share-Based Payment” (SFAS No. 123R) effective January 1, 2006. This statement requires compensation expense relating to share-based payments to be recognized in net income using a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period.The Company elected the modified prospective method as prescribed in SFAS No. 123R and therefore, prior periods were not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. The Company granted stock options under the ‘Patni ESOP further discussion.

                                                Share-based compensation expense in 2006 reduced the Company’s results of operations as follows:

2006
Income before income taxes	$3,984,071
Net Income	3,299,530
Basic earnings per share	$0.02
Diluted earnings per share	$0.02

                                                The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

Year ended December 31,	2006
Dividend yield	0.59% - 0.63%
Expected life	3.5-6.5 years
Risk free interest rates	6.45% - 7.85%
Volatility	30.22% - 55%

2.1.28               Prior to January 1, 2006, the company accounted for share-based employee compensation under the provisions of SFAS No. 123 using the intrinsic value method prescribed by APB No. 25 and related interpretations. Under the intrinsic value method, no compensation expense was recognized for stock options, as the exercise price of employee stock options equated the market value of the Company’s stock on the date of grant. The following pro forma net income and earnings per share information had been determined as if the Company had accounted for its share-based compensation awards issued using the fair value method in 2004 and 2005.

Year ended December 31,	2004	2005
Net income, as reported	$46,547,799	$60,866,676
Less: Stock based employee	(1,253,513)	(3,501,531)
compensation expense determined under fair value based method, net of tax effects Pro forma net income	$45,294,286	$57,365,145
Reported earnings per share

Basic	$0.38	$0.48
Diluted	$0.38	$0.48
Pro forma earnings per share
Basic	$0.37	$0.46
Diluted	$0.37	$0.45

2.1.29               The pro forma amounts and fair value of each option grant were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004 and 2005:

Year ended December 31,	2004	2005
Dividend yield	0.34% - 0.72%	0.53% - 0.54%
Expected life	2-5 years	2-5 years
Risk free interest rates	5.16% - 6.46%	5.74% - 6.73%
Volatility	43% - 65%	28% - 50%

The Black-Scholes model is a trading pricing model that does not reflect either the non-traded nature of employee stock options or the limited transferability of such options. This model also does not consider restrictions on trading for all employees, including certain restrictions imposed on senior management of the Company. Therefore, if the Company had used an option pricing model other than Black-Scholes, pro forma results different from those shown above may have been reported.

2.1.30               Prior to the adoption of SFAS 123R, the Company was required to record benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. However SFAS 123R requires that such benefits be recorded as a financing cash inflow. In the accompanying Consolidated Statements of Cash Flows for year ended December 31, 2006, tax benefit of $23,338 has been classified as financing cash flows.

Dividends

2.1.31               Dividends on common shares are recorded as a liability on the date of declaration by the shareholders at the Annual General Meeting.

Derivatives and hedge accounting

2.1.32               The Company evaluates its risk management program and hedging strategies in respect of forecasted transactions, and, upon completion of the formal documentation and testing for effectiveness, the Company designates certain forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognised in the consolidated statements of income. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.

2.1.33               In respect of derivatives designated as hedges, the Company formally documents all relationships between hedginginstruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative.

Earnings per share

2.1.34               In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed using the weighted average number of common and redeemable common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and redeemable common shares and dilutive common equivalent shares outstanding during the period using the treasury stock method for options except where the result would be anti-dilutive.

Reclassifications

2.1.35               Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Commitments and Contingencies

2.1.36               Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Recently Issued Accounting Standards

2.1.37               The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”) in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”.This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on recognition, classification, interest, penalties, accounting in interim periods, disclosure and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The differences, if any between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact of this Interpretation on its financial statements.

2.1.38               The Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 “Fair Value Measurements” (SFAS No. 157) in September 2006. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact that is expected to result from the adoption of this standard.

3.                                 Acquisition of Patni Telecom

On November 3, 2004, Patni USA acquired 100% equity interest in Patni Telecom which is engaged in providing IT services to clients in the telecom sector. The primary purpose for the acquisition was to establish presence in the Telecom IT services sector. The consolidated financial statements include the operating results of Patni Telecom from the date of acquisition. The purchase price of $25,093,065 (including direct expenses of $1,311,150) was paid in cash. Additionally, in connection with the acquisition, the Company incurred $10,968,029 of costs relating to certain contract terminations / settlements and acquisition costs of Patni Telecom. Such costs have been recognised by the Company as liabilities assumed at the acquisition date resulting in additional goodwill.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed $33,000,000, inclusive of payments under an incentive plan for certain employees as described below. The Company has followed the consensus reached in EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” and accordingly will record the contingent payments, other than payments to certain employees under the incentive plan, as goodwill in the periods in which the contingency is resolved.

As per the Stock Purchase Agreement and amendments thereof, $5,578,772 and $12,184,832 was paid to the shareholders of Patni Telecom as contingent consideration based on achievement of certain revenue and margin targets for the years ended June 30, 2005 and 2006 . This additional consideration has been recognised as Goodwill arising on acquisition of Patni Telecom.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Patni Telecom. The incentive payments under this plan will not exceed $3,400,000 till June 2007. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation for post acquisition services. Accordingly, $664,709 and $176,177 have been recorded as Cost of revenues and Selling, General and Administrative expenses in the year ended December 31, 2005 respectively and $587,001 and $756,841 have been recorded Cost of revenues and Selling, General and Administrative expenses in the year ended December 31, 2006 respectively. No such amounts were recorded for the year ended December 31, 2004.

As of December 31, 2006, the Company has tested the related goodwill for impairment and concluded that there is no impairment in its carrying value.

4.                                    Investments

4.1.1                     Investments securities of the following:

		Gross unrealized	Gross unrealised
	Carrying value	holding gains	holding losses	Fair value
	As of December 31, 2005
Available for sale:
Mutual fund units and other securities	$107,568,976	$774,895	($1,867)	$108,342,004
Other Investments	32,909,577	524,354	—	33,433,931
Amount reported as investment current				$141,775,935
	As of December 31, 2005
Available for sale:
Mutual fund units and other securities	$135,238,933	$1,125,406	(9,391)	$136,354,948
Other Investments	103,262,905	3,350,195	—	106,613,100
Amount reported as investments current				$242,968,048
Held to maturity:
Bonds	$3,048,092	—	—	$3,048,092
Amount reported as investments non current				$3,048,092

4.1.2                     Dividends from securities available for sale, during the year ended December 31, 2004, 2005 and 2006 were $3,460,351, $2,488,691 and $5,941,888 respectively. Gross realized gains on sale of securities, available for sale was $221,562 , $1,141,015 and $1,963,728 and gross realised losses on sale of securities, available for sale was $77,080, $12,945 and $284,631 for the year ended December 31, 2004, 2005 and 2006 respectively.

4.1.3                     Investments held to maturity as of December 31, 2006 mature within five years

5.                                    Accounts receivable

5.1.1                     Accounts receivable consist of the following:

As at December 31,	2005	2006
Receivables	$76,916,380	$118,724,268
Less: Allowances for doubtful accounts (including $136,066
(2005 - $80,000) for receivable due from a significant shareholder)	(2,495,219)	(3,105,764)
	$74,421,161	$115,618,504

5.1.2                     The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2005 and 2006

As at December 31,	2004	2005	2006
Allowance for doubtful accounts as at beginning of the year	$3,224,494	$3,435,320	$2,495,219
Additions charged (net of recoveries) to provision for
doubtful debts during the year	496,804	(164,464)	1,147,109
Write-downs charged against the allowance during the year	(285,978)	(775,637)	(536,564)
Allowance for doubtful accounts at end of the year	$3,435,320	$2,495,219	$3,105,764

6.                                    Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings onuncompleted contracts

As at December 31,	2005	2006
Cost incurred on uncompleted contracts	$25,750,930	$28,813,363
Estimated earnings	24,028,742	21,676,222
	49,779,672	50,489,585
Less: Billings till date	(26,035,924)	(30,979,821)
	$23,743,748	$19,509,764
Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	26,094,094	22,834,345
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,350,346)	(3,324,581)
	$23,743,748	$19,509,764

7.                                    Other assets

Other assets consist of the following:

As at December 31,	2005	2006
Advances to vendors	$1,507,000	$1,340,596
Prepaid gratuity costs	1,442,528	918,045
Deposits	6,447,290	6,708,622
Deferral of cost in respect of revenue arrangements	1,574,252	902,063
Due from employees	1,309,344	2,695,126
Derivative contracts	—	3,035,271
Leasehold Land	3,765,076	5,223,196
Others	1,164,338	495,069
	$17,209,828	$21,317,988
Less : Current assets
Advances to vendors	(1,507,000)	(1,340,596)
Prepaid gratuity costs	(1,442,528)	—
Deposits	(531,329)	(1,424,163)
Deferral of cost in respect of revenue arrangements	(1,574,252)	(902,063)
Due from employees	(1,278,554)	(2,663,601)
Derivative contracts	—	(3,035,271)
Others	(1,164,338)	(495,069)
	(7,498,001)	(9,860,763)
Other assets	$9,711,827	$11,457,225

8.                                    Property, plant and equipment

8.1.1                     Property, plant and equipment consists of the following:

As at December 31,	2005	2006
Land	$24,053	$24,476
Building	22,645,127	31,944,802
Leasehold improvements	4,133,345	5,814,610
Computer – Hardware and
other service equipment	32,893,636	41,075,166
Computer – Software	19,021,359	23,109,772
Furniture and fixtures	14,613,120	18,092,401
Other equipment	17,522,391	27,003,946
Vehicles	2,244,283	2,295,679
Capital work-in-progress	18,359,453	26,864,096
Capital advances	8,474,405	20,537,480
	139,931,172	196,762,428
Less: Accumulated depreciation
and amortization	(51,686,625)	(71,004,604)
	$88,244,547	$125,757,824

8.1.2                     Depreciation and amortization expense on property, plant and equipment was $11,332,906, $15,212,682 and $18,605,047 for the years ended December 31, 2004, 2005 and 2006 respectively and include amortization for computer software of $2,586,273, $3,642,520 and $4,437,291 respectively.

Unamortized computer software cost as at December 31, 2005 and 2006 amounted to $7,393,116 and $7,399,398 respectively.

9.                                    Goodwill and Intangible Assets

9.1.1                     Intangible assets as at December 31, 2005 and 2006 consists of the following:

As at December 31,	2005	2006
Customer related intangibles	$11,176,500	$11,176,500
Technology related intangibles	—	497,879
Less: Accumulated amortization (1,018,435)	(1,986,936)	(1,986,936)
	$10,158,065	$9,687,443

9.1.2                     Amortization for the years ended December 31, 2004, 2005 and 2006 amounted to $210,869, $748,023 and $968,501 respectively. The estimated amortization for the intangible assets, for the next five years would be as follows:

	2007	2008	2009	2010	2011
Amortization	1,092,723	1,183,638	1,231,260	1,231,260	1,173,174

9.1.3                     The movement in goodwill balance is given below:

As at December 31,	2005	2006
Balance at beginning of the year	$24,677,771	$27,987,198
Add: Additional goodwill arising on account of contingent consideration for Patni Telecom	5,578,772	12,184,832
Add: Addition to goodwill as per final purchase price allocation of Patni Telecom	649,022	—
Less: Reduction of valuation allowance on deferred tax assets recognised on Patni Telecom	(2,918,367)	—
Less: Tax benefit on incentive stock option of Patni Telecom	—	(340,366)
Balance at end of the year	$27,987,198	$39,831,664

9.1.4                     Goodwill as of December 31, 2005 and 2006 has been allocated to the following reportable segments: Segment

As at December 31,	2005	2006
Financial services	$2,594,374	$2,594,374
Telecom services	25,392,824	$37,237,290
Total	$27,987,198	$39,831,664

10.                              Change in estimate

During 2006, the Company reached a settlement with Internal Revenue Service (the “IRS”) relating to its tax returns of its US operations (Patni USA and its US branch) for fiscal years 2001 and 2002. The settlement addressed transfer pricing, branch tax matters and payroll taxes. In connection with the settlement, the company restated its 2003 and 2004 financials statements for errors in its computations and revised its estimates with those elements of the settlement that represented a change in estimates along with related adjustments to accrued interest. In addition, the Company reduced its accrual for payroll taxes on account of the settlement, with consequential reversal of related deferred tax asset.

The settlement had the following impact on the statement of income for the year ended December 31, 2006:

Reduction of accrual for payroll taxes (1)	$(9,041,958)
Increase in interest expense	2,600,608
Increase in other expense (2)	(3,743,032)
Increase in income taxes - current	26,928,920
Increase in income taxes - deferred	3,421,312
$20,165,850

(1) Included under cost of revenues

(2) Included under other income/expense

11.                              Accrued expenses

Accrued expenses consist of the following:

As of December 31,	2005	2006
Employee costs	$14,105,923	$21,427,493
Subcontractor accruals	3,996,007	5,029,497
Professional fees payable	1,260,231	1,512,893
Others	6,869,371	15,337,618
	$26,231,532	$43,307,501

12.                              Other liabilities

Other liabilities consist of the following:

As of December 31,	2005	2006
Deferred revenue	$2,027,444	$1,095,217
Provision for leave encashment	10,092,730	12,321,032
Provision for retirement benefits	6,284,868	8,073,273
Capital expenditure payable	1,778,355	5,524,966
Payroll tax liability	22,122,868	6,481,233
Interest on corporate taxes and
other related expenses	6,783,211	5,744,001
Advance from customers	1,389,957	185,968
Others	6,654,123	6,920,116
	$57,133,556	$46,345,806
Less : Other Current liabilities
Deferred revenue	(2,027,444)	(1,095,217)
Provision for leave encashment	(10,092,730)	(12,321,032)
Capital expenditure payable	(1,778,355)	(5,524,966)
Payroll tax liability	(22,122,868)	(6,481,233)
Interest on corporate taxes and other related expenses	(6,783,211)	(5,744,001)
Advance from customers	(1,389,957)	(185,968)
Others	(6,570,447)	(6,869,329)
	(50,765,012)	(38,221,746)
Other liabilities	$6,368,544	$8,124,060

13.                              Leases

13.1.1               Patni acquires certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded under such capital lease was $1,143,504 with accumulated depreciation of $475,198 as at December 31, 2005. The gross amount recorded under such capital lease is $1,255,948 with accumulated depreciation of $556,251 as at December 31, 2006.The depreciation expense in respect of these assets aggregated $254,201, $321,127 and $264,623 for the years ended December 31, 2004, 2005 and 2006 respectively.

13.1.2               Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-7 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance.

13.1.3               Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any. Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

13.1.4               Patni Telecom and its subsidiaries have operating leases for office space, that expire over the next 1-4 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any.

13.1.5               Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2006 are as follows:

	Capital leases	Operating
	leases	leases
2007	$320,593	$4,937,290
2008	237,356	3,094,703
2009	132,578	2,283,112
2010	34,119	1,223,826
2011	—	280,632
beyond 2011	—	—
Total minimum lease payments	724,646	$11,819,563
Less: Amount representing interest	(32,855)
Present value of net minimum capital lease payments	691,791
Less: Current installments of obligations under capital leases	(301,138)
Obligations under capital leases, excluding current installments	$390,653

The related assets for capital leases are included under vehicles in property, plant and equipment in the consolidated balance sheets.

13.1.6               Rental expense for all operating leases for the years ended December 31, 2004, 2005 and 2006 was $6,801,506, $10,228,316 and $12,510,436 respectively.

13.1.7               Commencing 2005, Patni USA has sublease agreements that expire over the next 2 years.The total rental income from these offices during the year 2006 is $113,152. The future sub lease income is as follows:

2007	$106,606
2008	17,994
$124,600

14.                                 Derivatives financial instruments

14.1.1               The Company periodically enters into foreign currency forward exchange contracts to hedge inter company receivables, both anticipated and firm commitments, denominated in the United States dollar. These contracts reduce foreign currency risk caused by changes in exchange rates and are used to hedge these inter company receivables, generally for periods up to 12 months. At December 31, 2006, the contracts have expiration dates which range from one to thirteen months.

Since there is a direct relationship between the forward contracts and the currency denomination of the underlying transaction, such forward contracts are highly effective in hedging the cash flows of the Company’s inter company receivables related to transactions denominated in the United States dollar. These forward contracts meet the criteria for cash flow hedge accounting treatment and accordingly, gains or losses, are included in other comprehensive income (loss) and are recognized in the consolidated statement of income based on occurance of the underlying third party transaction.

For forward contracts designated as a cash flow hedge, the hedge effectiveness is assessed based on changes in fair value attributable to changes in spot prices and accordingly, the changes in the fair value of the contract related to the changes in the difference between the spot price and the forward or futures price would be excluded from assessment of hedge effectiveness and recognised in consolidated statements of income together with any ineffective portion of the hedge.

At December 31, 2006, the Company had $1,505,009 of net gains related to cash flow hedges deferred in Accumulated Other Comprehensive Income. The Company has also entered into net written options, which do not qualify for hedge accounting and are accordingly recognised at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

14.1.2               The following table presents the aggregate contracted principal amounts of the outstanding:

	Currency	2005	2006
Forward contracts (sell)	USD	$77,000,000	$182,564,103
Foreign currency written
options, net (sell)	USD	—	$19,500,000

15.                              Shareholders’ equity

Common shares

15.1.1               The Company has only one class of equity shares. For all matters submitted to vote in the holder of equity shares (except holders of American Depository Shares - ADSs), as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall beforward distributed to the holders of equity shares in proportion to the number of shares held by them.

15.1.2               In February 2004, pursuant to an initial Public Offering in India (‘IPO’), the Company has issued 13,415,200 common shares for a net proceeds of $64,268,351 (after adjusting for direct expenses relating to IPO of $3,889,281)

15.1.3               In December 2005, pursuant to an Initial Public Offering of American Depository Shares, the Company issued 6,156,250 ADSs (12,312,500 common shares) for a net proceeds of $117,021,852 (after adjusting for direct expenses relating to ADSs of $8,196,274). The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

15.1.4               Retained earnings as of December 31, 2005 and 2006 include profits aggregating $9,027,884, which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

15.1.5               The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts prepared in accordance with Indian GAAP. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with local regulations to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

16.                              Employee stock compensation plans

16.1.1               On June 30 2003, Patni established the ‘Patni ESOP plan (‘the plan’) to issue up to 11,142,085 equity shares to eligible employees.Employees covered by the Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year. The equity options can be exercised within five years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan.

16.1.2               The weighted average grant date fair values of options granted during the year ended December 31, 2004, 2005 and 2006 are $2.67, $3.10 and $3.85 respectively.

16.1.3               Stock options activity under the plan is as follows:

	Year ended December 31, 2005
			Weighted average
		Shares arising	remaining contractual
	Exercise price	out of options	life (months)
Outstanding at the beginning of the year	$3.16	2,352,015	75
	$5.51-$7.35	2,850,632	87
Granted during the year	$8.71-$10.25	860,710	90
Forfeited during the year	$3.16	(159,400)	—
	$7.35	(248,625)	—
	$8.71	(9,000)	—
Exercised during the year	$3.16	(433,065)	—
	$7.35	(28,000)	—
Outstanding at the end of the year	$3.16	1,759,550	67
	$5.51-$7.35	2,574,007	75
	$8.71-$10.25	851,710	86
Exercisable at the end of the year	$3.16	663,243	53
	$5.51-$7.35	622,502	57

	Year ended December 31, 2006
			Weighted average
		Shares arising	remaining contractual
	Exercise price	out of options	life (months)
Outstanding at the beginning of the year	$3.16	1,759,550	67
	$5.51-$7.35	2,574,007	75
	$8.71-$10.25	851,710	86
Granted during the year	$7.29-$10.93	1,968,750	90
Forfeited during the year	$3.16	(101,650)	—
	$7.35	(254,560)	—
	$8.71-$10.93	(189,600)	—
Exercised during the year	$3.16	(414,934)	—
	$5.51-$7.35	(68,520)	—
Outstanding at the end of the year	$3.16	1,242,966	56
	$5.51-$7.35	2,420,927	65
	$8.37-$10.93	2,460,860	81
Exercisable at the end of the year	$3.16	727,016	47
	$5.51-$7.35	1,108,256	51
	$8.71-$10.25	186,149	56

16.1.4               The exercise price and weighted average remaining contractual life of stock options outstanding at the end of the period are as follows:

	Year ended December 31, 2006	Weighted average remaining
Shares arising out of options	Exercise Price	contractual life (months)
1,242,966	$3.16	56
90,000	$5.51	62
2,160,927	$7.37	63
158,000	$8.71	69
573,110	$10.25	75
249,000	$10.93	78
290,000	$10.27	81
350,000	$8.37	82
170,000	$7.29	84
840,750	$8.40	87
6,124,753

17.                              Income Tax

17.1.1               Total income tax for the year ended December 2004, 2005 and 2006 were allocated as follows:

For the years ended December 31,	2004	2005	2006
Income from continuing operations	$12,886,362	$13,802,583	$47,691,763
Shareholders’ equity, for
•unrealized holding gain/loss on investment securities	142,362	261,520	1,076,106
•pension	153,253	194,848	(305,835)
•gratuity			(17,820)
•tax benefit arising on exercise of stock options		(136,816)	317,028
Goodwill and intangible assets	—	(3,351,045)	(340,366)
Total	$13,181,977	$10,771,090	$48,420,876

17.1.2               Income tax expense attributable to income from continuing operations consists of the following:

For the years ended December 31,	2004	2005	2006
Current taxes
Domestic	$148,501	$1,787,316	$1,655,461
Foreign	14,675,569	13,904,560	41,691,833
	$14,824,070	15,691,876	43,347,294
Deferred tax
Domestic	(303,711)	(91,396)	(336,467)
Foreign	(1,633,997)	(1,797,897)	4,680,936
	(1,937,708)	(1,889,293)	4,344,470
Total	$12,886,362	$13,802,583	$47,691,763

Pre-tax income from domestic and foreign operations is set out below:

For the years ended December 31,	2004	2005	2006
Pre-tax income
Domestic	55,377,936	58,644,162	71,188,552
Foreign	4,056,225	16,025,097	35,753,981
Total	$59,434,161	$74,669,259	$106,942,533

17.1.3               The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

Deferred tax assets:	2005	2006
Accrued expenses and provisions	$6,812,271	$8,794,129
Accounts receivable	662,329	867,320
Deferred revenue	489,119	146,010
Carry forward business losses	2,797,346	501,719
Payroll taxes and interest on payroll and corporate taxes	9,843,043	4,394,379
ESOP compensation costs	—	705,135
Others	57,104	1,015,345
Gross deferred assets	20,661,212	16,424,037
Less: Valuation allowance	—	(501,719)
Total deferred tax assets	$20,661,212	$15,922,318
Deferred tax liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,000,371)	(846,115)
Property, plant and equipment	(1,078,576)	(855,386)
Undistributed earnings of US branch	(1,718,140)	(1,892,887)
Unrealised gain on available for sale securities	(436,730)	(1,520,939)
Intangible assets	(4,063,260)	(3,695,708)
Tax deduction available for notional interest deduction		(321,119)
Others	(192,253)	(32,383)
Total deferred tax liabilities	(8,489,330)	(9,164,537)
Net Deferred tax assets	$12,171,882	$6,757,781
Classified as
Deferred tax assets
Current	$13,722,884	$10,240,528
Non current	3,401,766	370,529
Deferred tax liabilities
Current	193,807	108,637
Non current	4,758,961	3,744,639
Net Deferred tax assets	$12,171,882	$6,757,781

17.1.4               In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions currently available to the company, in making this assessment. Based on the level of historical taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2004, 2005 and 2006 aggregated $8,031,173, $16,336,603 and $29,143,691 respectively.

17.1.5               Deferred tax liability in respect of undistributed earnings of Patni’s $4,236,903 and $4,688,485 respectively has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2006, the undistributed earnings of these subsidiaries were approximately $23,442,425.

17.1.6               The net change in the year 2004 is attributable to valuation allowance on carry forward losses of Patni Telecom (which was acquired during the year 2004) aggregating $2,924,898. This has been partly offset by tax benefits of losses utilised during the year aggregating $81,765. The net change in the year 2005 is attributable to reversal of valuation allowance on carry forward losses of Patni Telecom (which was acquired during the year 2004) aggregating $2,918,367 and reversal of valuation allowance of $67,623 on impairment of leasehold land. The net change in valuation allowance in the year 2006 is mainly on account of deferred tax created on business loss of Japan branch for the year 2006 aggregating to $501,719.

17.1.7               The reported income tax expense attributable to income from continuing operations differed from amounts computed by applying the enacted tax rate to income from continuing operations before income-taxes as a result of the following:

	2004	2005	2006
Income before income taxes	$59,434,161	$74,669,259	106,942,533
Weighted average enacted tax rate in India	36.41%	34.39%	33.66%
Computed expected income tax expense	$21,639,978	$25,680,625	$35,996,857
Effect of: Income exempt from tax	(21,826,422)	(21,756,426)	(29,673,705)
Changes in valuation allowance	(81,765)	(67,623)	501,719
Non deductible expenses	1,187,196	1,866,968	5,767,090
US State taxes, net of federal tax benefit	(302,726)	787,336	1,698,868
Branch taxes	12,083,807	6,461,722	5,928,986
Foreign income taxed at different rates	(78,857)	(105,635)	(12,403)
Change in statutory tax rate on deferred taxes	2,057	(16,432)	—
Profit on sale of investments taxed at other than statutory rate	—	(261,606)	(571,740)
Change to prior year estimates	—	—	27,401,735
Others	263,094	1,213,654	654,356
Reported income tax expenses	$12,886,362	$13,802,583	$47,691,763

As discussed in Note 10, during 2006, the Company reached a settlement with the Internal Revenue Service (the “IRS”) relating to its tax returns of its US operations (Patni USA and its US Branch) for fiscal years 2001 and 2002. The settlement addressed transfer pricing and branch tax matters. Following the settlement, the Company revised its tax contingency reserves for open tax years and recorded additional income tax expense of $26,928,920.

17.1.8               Upon acquisition of Patni Telecom, the Company was entitled to utilize tax benefits on carry forward business losses of Patni Telecom. Based on preliminary projections of future taxable income and tax planning strategies, management believed that there existed sufficient uncertainty regarding realization of tax benefits on the carry forward losses. Consequently, the Company recorded a valuation allowance for the carry forward business losses of Patni Telecom. In 2005, the Company evaluated the expected realisation of such carry forward losses and available tax planning strategies and believed that the Company would make sufficient profits in future years to set off the carry forward losses. Accordingly, the valuation allowance has been reversed and adjusted against goodwill.

17.1.9               A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks. Under the tax holiday, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2006 and 2009. The Company also avails benefit for Income tax for their export operations. This exemption relating to export operations expires in a phased manner over a period of five financial years commencing from April 1, 2000. The aggregate effect on net income of the tax holiday and export incentive scheme were $20,572,502, $18,957,774 and $25,304,980 for 2004, 2005 and 2006 respectively. Further, the per share effect was $0.17 ,$0.15 and $0.18 for 2004, 2005 and 2006 respectively.

17.1.10         During the year 2005, the Company has sold leasehold land for a consideration of $3,768,186 and recognised a gain on sale of $3,285,169. As required by the Indian Income Tax law, the Company has reinvested $3,048,092 out of such proceeds from this sale in prescribed securities for a period of three years so as to realize the gain on sale in a tax free manner.

18.                                 Retirement benefits to employees

Gratuity benefits

18.1.1               In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

18.1.2               Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose.  All assets of the plan are owned by the trust and comprise of approved debt and other securities and deposits with banks. By statute, the trust is required to invest a minimum of 25% of its corpus in Central Government securities, 15% in State Government securities and 30% in Public Sector / Financial Institutions / Bank bonds. The trust can invest the remaining 30% of its corpus in any of the above specified categories. Further, 10% of its corpus can be invested in private sector / bond securities which are rated investment grade from atleast two rating agencies.

18.1.3               With regard to Patni India and Patni Telecom India’s (formerly known as Cymbal Information Services Pvt. Ltd.) Gratuity Plan, the following table sets forth the plan’s funded status and amounts recognized in the sheets. Measurement dates used to measure fair value of plan assets and benefit obligation is December 31.

At December 31,	2005	2006
Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$4,240,028	$4,307,971
Service cost	919,286	982,652
Interest cost	302,722	329,613
Translation loss/(gain)	(164,522)	178,931
Actuarial loss	(612,287)	(583,370)
Benefits paid	(377,256)	(732,815)
PBO at December 31,	4,307,971	4,482,982
Fair value of plan assets as at January 1,	3,629,830	4,790,090
Actual return on plan assets	257,210	273,829
Employer contributions	1,428,962	873,430
Benefits paid	(377,256)	(732,815)
Translation gain	(148,656)	104,277
Plan assets at December 31,	4,790,090	5,308,811
Funded status	482,119	825,829
Unrecognized actuarial loss	960,409	—
Net amount recognized	1,442,528	825,829
Accumulated benefit obligation	2,259,265	2,353,522
Amounts recognized in the consolidated balance sheets consists of:	—	—
Prepaid benefit cost (included in ‘other assets’)	$(1,442,528)	$(918,045)
Provision for Gratuity (included in ‘other current liabilities’)	—	1,513
Provision for Gratuity (included in ‘other liabilities’)	—	90,703
	$(1,442,528)	$(825,829)

18.1.4    Key weighted average assumptions used to determine the benefit obligation were as follows:

	2005	2006
Discount rate	8.0%	8.85%

For the actuarial valuation at December 31, 2006, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter. For the actuarial valuation at December 31, 2005, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next year, 10% per annum for next five years and 7% per annum thereafter.

The expected rate of return on assets in future is considered to be 7.5%. This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

18.1.5    The composition of plan assets is detailed below:

As at December 31,	2005	%	2006	%
Central Government Securities	148,186	3.1	133,800	2.5
Investment in Government
Securities based funds	3,478,625	72.6	4,201,692	79.1
State Government Securities	42,325	0.9	55,271	1.0
Public Sector / Financials
Institutions / Bank bonds	971,670	20.3	868,676	16.4
Others	149,284	3.1	49,372	0.9
Total	$4,790,090	100	5,308,811	100

18.1.6    Net periodic gratuity cost included the following components:

Year ended December 31,	2004	2005	2006
Service cost	$633,771	$919,286	$982,652
Interest cost	190,714	302,722	329,613
Expected return on assets	(179,505)	(276,826)	(378,065)
Amortization	49,607	99,371	41,284
Net gratuity cost	$694,587	$1,044,553	$975,484

18.1.7    Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

Year ended December 31,	2004	2005	2006
Discount rate	7.0%	7.5%	8.00%
Expected return on assets	6.5%	7.5%	7.50%

For the actuarial valuation at December 31, 2006, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter. For determining the net periodic cost for the year ended December 31, 2005, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next year, 10% per annum for next five years and 7% per annum thereafter. For the year ended December 2004, compensation levels have been assumed to increase at 15% per annum for the first two years, 10% per annum for next 3 years and 7% per annum thereafter.

18.1.8    Patni’s expected contribution to gratuity fund for the calendar year 2007 is $ 227,297. The expected benefit payments for next ten years are as follows:

	2007	2008	2009	2010	2011	2012-2016
Expected benefit payments	$446,783	$512,531	$665,026	$893,046	$1,119,576	$5,451,321

Pension benefits

18.1.9    Certain directors of Patni in employment with Patni India and Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognised. These plans are not funded.

18.1.10  With regard to Patni India pension plans, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to measure benefit obligation is December 31 for each fiscal year.

At December 31,	2005	2006
Change in benefit obligation
PBO at January 1,	$1,778,033	$1,868,072
Service cost	52,950	66,718
Interest cost	131,830	148,860
Translation loss/(gain)	(61,504)	37,573
Actuarial loss/(gain)	(33,237)	(211,921)
PBO at December 31,	1,868,072	1,909,302
Funded status	(1,868,072)	(1,909,302)
Unrecognized actuarial loss	137,098	—
Net amount recognized	(1,730,974)	(1,909,302)
Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in ‘Other liabilities’)	1,730,974	(1,909,302)
Net amount recognized	1,730,974	(1,909,302)
Accumulated benefit obligation	$1,181,118	$1,327,907

18.1.11  Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

At December 31,	2005	2006
Discount rate	8% per annum	8.85% per annum
Increase in compensation levels	10% per annum	10% per annum

18.1.12  Net periodic pension cost of Patni India pension plan included the following components:

Year ended December 31,	2004	2005	2006
Service cost	$63,594	$52,950	$66,718
Interest cost	115,255	131,830	148,860
Amortization	304,885	137,066	—
Net pension cost	$483,734	$321,846	$215,578

18.1.13  Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Year ended December 31,	2004	2005	2006
Discount rate	7.0% per annum	7.5% per annum	8% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

18.1.14  With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognised in the Company’s dates used to make up benefit obligation is December 31 for each fiscal year.

At December 31,	2005	2006
Change in benefit obligation
PBO at January 1,	$4,739,647	$5,716,530
Service cost	117,766	171,332
Interest cost	234,240	284,566
Translation loss/(gain)	(187,253)	110,751
Actuarial loss/ (Gain)	812,130	(211,425)
PBO at December 31,	5,716,530	6,071,754
Funded status	(5,716,530)	(6,071,754)
Unrecognized actuarial loss	1,162,636	—
Net amount recognized	(4,553,894)	(6,071,754)
Amount recognized in the consolidated balance sheets are as follows:
Accrued benefit liability (included in ‘Other liabilities’)	4,553,894	6,071,754
Net amount recognized	4,553,894	6,071,754
Accumulated benefit obligation	$4,294,919	$4,147,099

18.1.15  Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

Year ended December 31,	2005	2006
Discount rate	5% per annum	5% per annum
Increase in compensation levels	10% per annum	10% per annum

18.1.16  Net periodic pension cost of Patni USA pension plan included the following components:

Year ended December 31,	2004	2005	2006
Service cost	$139,182	$117,766	$171,332
Interest cost	217,259	234,240	284,566
Amortization	948,731	713,714	196,139
Net pension cost	$1,305,172	$1,065,720	$652,037

18.1.17  Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

	2004	2005	2006
Discount rate	5.0% per annum	5.0% per annum	5% per annum
Increase in compensation levels	10% per annum	10% per annum	10% per annum

18.1.18  As discussed in Note 2.1.26, effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The adoption of SFAS No. 158, had no effect on the Company’s net income, however it was effected via a gross charge to accumulated other comprehensive income of $1,166,734, net of related deferred income tax of $323,655. The effect of applying this statement on individual line items presented in the December 31, 2006 Balance Sheet is as follows:

	Before		After
	application		application
	of SFAS 158	Adjustments	of SFAS 158
Other assets	11,944,215	(486,990)	11,457,225
Deferred income taxes non current	62,044	308,485	370,529
Total assets	640,519,156	(178,505)	640,340,651
Other current liabilities	38,222,059	(313)	38,221,746
Total current liabilities	119,488,396	(313)	119,488,083
Deferred income taxes non current	3,759,809	(15,170)	3,744,639
Other liabilities	7,444,003	680,057	8,124,060
Total liabilities	131,082,861	664,574	131,747,435
Accumulated Other Comprehensive Income	15,084,795	(843,079)	14,241,716
Total Shareholders’ Equity	509,436,295	(843,079)	508,593,216

The estimated net loss for the defined benefit gratuity and pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $41,002.

18.1.19  As the assumed rates for the above defined benefit plans have a significant effect on the amounts reported, the management has assessed these rates as comparable with prevalent industry standards and its projected long-term plans of growth.

Provident fund

18.1.20  All employees of Patni and Patni Telecom India receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary.  The Company has no further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

18.1.21  Patni contributed $1,765,281, $2,613,644 and $3,895,116 to the Provident Fund Plan in 2004, 2005 and 2006 respectively.

19.           Segment Information

19.1.1    SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers.  The Company’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments.  Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements.  Secondary segmental reporting is performed on the basis of the geographical location of the customers.  The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information, and are set out in the summary of significant accounting policies.

19.1.2    Industry segments of the Company comprise financial services, insurance services, manufacturing companies, telecommunications, technology services (comprising independent software vendors and product engineering) and others such as energy and utilities, retail, logistics and transportation and media and entertainment.  The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Fixed assets used in the or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and their services are used interchangeably between segments.

19.1.3    Patni’s customers and comprises United States of America (‘USA’), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services. Substantial portion of Patni’s long lived assets are located in India.

Industry segments

					Independent
	Financial				Software	Product
Particulars	services	Insurance	Manufacturing	Telecom	Vendor	Engineering	Others	Total
	December 31, 2004
Revenues	$62,707,961	$107,001,559	$92,417,807	$8,491,468	$19,344,147	$15,110,938	$21,507,744	$326,581,624
Accounts receivables, net	8,689,913	19,223,898	24,818,665	6,198,845	3,662,373	3,348,753	6,062,466	72,004,913
Billings in excess of cost and estimated earnings on uncompleted contracts	(55,182)	(946,385)	(831,123)	(99,408)	(27,576)	(477,791)	(408,881)	(2,846,346)
Advance from customers	—	(66,734)	(21,605)	—	(47,130)	—	(2,570)	(138,039)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,014,083	1,202,844	4,553,774	1,992,678	2,062,245	1,768,014	1,639,802	15,233,440
	December 31, 2005
Revenues	$72,185,157	$124,885,014	$98,655,217	$68,860,317	$22,514,511	$33,923,596	$29,308,120	$450,331,932
Accounts receivables, net	13,627,715	16,468,689	17,230,008	9,089,355	3,739,578	7,606,416	6,659,400	74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(188,409)	(383,407)	(758,503)	(451,553)	(69,075)	(208,069)	(291,330)	(2,350,346)
Advance from customers	(1,208,504)	(94,910)	(71,927)	—	(1,688)	—	(12,928)	(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,577,862	5,148,267	3,553,636	9,163,047	1,624,411	3,007,721	1,019,150	26,094,094
	December 31, 2006
Revenues	$88,360,525	$134,513,555	$125,395,979	$109,204,432	$23,828,812	$58,628,980	$38,918,599	$578,850,882
Accounts receivables, net	16,469,861	21,301,154	26,507,789	22,694,977	4,463,335	12,464,424	11,716,964	115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(207,662)	(211,665)	(727,686)	(489,852)	(12,209)	(806,075)	(869,432)	(3,324,581)
Advance from customers	(4,833)	(18,172)	(121,713)	—	(27,354)	(11,367)	(2,529)	(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,425,124	1,017,735	4,756,834	10,414,219	989,333	1,456,626	1,774,474	22,834,345

Geographic segments

Particulars	USA	Europe	Japan	India	Others	Total
	December 31, 2004
Revenues	$286,720,168	$25,690,385	$11,029,442	$726,011	$2,415,618	$326,581,624
Accounts receivables, net	62,053,958	8,433,786	366,978	132,587	1,017,604	72,004,913
Billings in excess of cost and estimated earnings on uncompleted contracts	(2,806,346)	(28,339)	(2,813)	(8,848)	—	(2,846,346)
Advance from customers	—	(132,431)	—	(5,608)	—	(138,039)
Cost and estimated earnings in excess of billings on uncompleted contracts	10,463,077	2,245,047	2,205,617	84,647	235,052	15,233,440
	December 31, 2005
Revenues	$381,887,038	$41,055,863	$19,362,908	$1,442,292	$6,583,831	$450,331,932
Accounts receivables, net	59,329,356	11,315,359	2,204,954	167,705	1,403,787	74,421,161
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,456,655)	(731,554)	(162,137)	—	—
Advance from customers	(1,333,823)	—	—	(2,021)	(54,113)	(1,389,957)
Cost and estimated earnings in excess of billings on uncompleted contracts	20,216,375	2,424,521	2,846,253	149,507	457,438	26,094,094
	December 31, 2006
Revenues	$467,907,248	$67,281,267	$21,827,569	$2,367,695	$19,467,103	$578,850,882
Accounts receivables, net	84,143,450	24,949,728	3,441,415	1,562,956	1,520,955	115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,658,212)	(914,024)	(675,485)	(60,767)	(16,093)	(3,324,581)
Advance from customers	(132,511)	(20,580)	(3,367)	(3,356)	(26,154)	(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	11,488,904	8,518,364	1,348,568	172,637	1,305,872	22,834,345

19.1.4    One customer accounted for 32%, 22% and 15% of the total revenues for the year ended December 31, 2004, 2005 and 2006 respectively. Net receivables from this customer as at December 31, 2005 and 2006 amounted to 21% and 12% of the total net receivables respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 15%, 12% and 10% of the total revenues for the years ended December 31, 2004, 2005 and 2006 respectively. Net receivables for this customer as at December 31, 2005 and 2006 amounted to Nil and 4% of the total net receivables respectively.

20.           Foreign exchange (gain)/loss

Aggregate foreign exchange (gain)/loss for the years ended December 31, 2004, 2005 and 2006 amounted to $2,081,800, $4,218,141 and $3,456,706 respectively. Foreign exchange loss amounting to $Nil, $2,524,996 and $708,780 for the years ended December 31, 2004, 2005 and 2006 respectively, have been included in “Other (expense)/income, net” in the consolidated statements of income.

21.           Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

Years ended December 31,	2004	2005	2006
Common shares
Weighted average number of shares outstanding	123,066,042	125,736,592	137,957,477
Effect of dilutive equivalent shares-stock options outstanding	1,018,950	1,721,040	947,383
Weighted average number of equity shares and dilutive equivalent shares outstanding	124,084,992	127,457,632	138,904,860

Options to purchase Nil, Nil and 2,630,860 equity shares were outstanding during the year ended December 31, 2004, 2005 and 2006, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

22.           Related party transactions

22.1.1    Patni has various transactions with related parties, such as PCS Technology Ltd. (‘PCTL’), formerly known as PCS Industries Ltd., PCS Cullinet, PCS Finance, Ashoka Computers - all affiliates, various companies of the GE group (‘GE’) which is a significant shareholder in Patni, directors of Patni and their relatives. Such transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions.

Revenues

22.1.2    Patni USA sells computer hardware to PCSTL. Such sales during the years ended December 31, 2004, 2005 and 2006 amounted to $8,974, $Nil and $Nil respectively.

Expenses

22.1.3    Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family.  The rentals and other incidental charges incurred for the same were $289,964, $266,325 and $127,748 for the years ended December 31, 2004, 2005 and 2006 respectively. Amounts payable with respect to these obligations as at December 31, 2005 and 2006 were $18,150 and $14,495 respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31, 2005 and 2006 were $251,569 and $107,203 respectively.

22.1.4    Patni has given donations to a public charitable trusts, the trustees of which include a director of the Company and his relatives. The donations paid during the years ended 2004, 2005 and 2006 were $55,199, $56,699 and $Nil respectively.

Due from employees

22.1.5    Patni grants personal loans to eligible employees, either for housing or personal purposes.  Personal loans include loans for vehicle purchase and other individual employee needs. Such loans are repayable in equal installments over periods ranging from 6–60 months. Interest on these loans is charged at 7.5%–9%. Loans outstanding at December 31, 2005 and 2006 were $56,662 and $267,328 respectively.

22.1.6    Patni USA, Patni UK, Patni GmbH, Patni Telecom and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses. Such loans and advances are repayable over periods ranging upto 60 months and 6 months respectively. Interest charged on these loans and advances ranged from 0% to 10%.  Balance outstanding of such loans and advances at December 31, 2005 and 2006 were $1,252,682 and $2,427,797 respectively.

Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long term housing loan, the original house deed is sought to be deposited with the Company as collateral, in addition to the guarantor’s agreement

Transactions with General Electric (“GE”)

22.1.7    Patni USA, Patni UK and Patni GmbH sell software services to various companies of the GE group. Sales to GE during the years ended December 31, 2004, 2005 and 2006 amounted which is a to $103,440,511, $99,359,172 and $84,403,156 respectively. This amounts to 32%, 22% and 15% of the total revenue for the years ended December 31, 2004, 2005 and

2006 respectively.  Net receivables from various GE companies as at December 31, 2005 and 2006 amounted to $15,673,490 and $13,724,670 respectively. This amounted to 21% and 12% of the total net receivables as at December 31, 2005 and 2006 respectively.

22.1.8    GE charges Patni and Patni USA for data link connections. Data link charges for the years ended December 31, 2004, 2005 and 2006 amounted to $1,165,610, $933,475 and $991,277 respectively. Amount payable to GE at December 31, 2005 and 2006 on account of data link charges amounted to $229,728 and $116,873 respectively.

Transactions with secondary shareholders

22.1.9    During the year ended December 31, 2004, the Company incurred $1,021,096 as IPO related expenses on behalf of the secondary shareholders. During the year ended December 31,2005, the Company paid $491,965 for IPO related expenses on behalf of the secondary shareholders. The secondary shareholders have reimbursed the Company for such amount in 2006.

23            Line of Credit

The Company has a Line of Credit of Rs.140,000,000 ($3,160,984) as of December 31, 2006 from its bankers for export credit requirements such as Packing Credit, Export Bill Discounting or Post Shipment Loan which have a maximum tenor of 180 days which can be rolled forward. This includes an inner limit of Rs.40,000,000 ($903,138) for working capital requirements such as Overdraft or Working Capital Demand Loan, which has a repayment period of 365 days for loans and 1 day for Overdraft. The Company also has a limit for issuance of Bonds and Guarantees of Rs.70,000,000 ($1,580,492) for financial guarantees favoring the Government of India and other authorities which have a repayment period of 36 months (including claim period). This limit is interchangeable with Letters of Credit, which have a repayment period of 365 days. The line of credit bears interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the company and contain financial covenants and restrictions on indebtedness.  The Company has not availed these facilities as of December 31, 2006.

24.           Commitments and Contingencies

24.1.1    The Company is obliged under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated $22,427,362 and $31,907,505 at December 31, 2005 and 2006 respectively.

24.1.2    Guarantees given by a bank on behalf of Patni amounted $399,630 and $1,204,985 as at December 31, 2005 and 2006 respectively and letter of credit issued by bank was $547,414 and $Nil as at December 31, 2005 and 2006 respectively.

24.1.3    In December 2006, the Company received a demand from the Indian Income Tax department of approximately $14,228,042 including interest demand of approximately $4,218,785 for the assessment year 2004-05. The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. In January 2007, the management of the Company has filed an appeal, within the time available under the Income Tax Act, challenging the disallowance. Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, the management believes that the disallowance is not tenable, is confident of a favourable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

24.1.4    The Company is currently under review by the US Department of Labor with respect to compliance matters on past and present international labor practices. The Company has estimated and provided the liability $1,962,362 during the year ended December 31, 2006 for the years 2004 and 2005.

25.           Fair value of financial instruments

The fair value of approximate their carrying values because of their short-term maturity.  Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.  The fair value of capital lease obligations has been estimated by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements.  The fair value and carrying value of capital lease obligations is set out below:

Capital lease obligations	Fair Value	Carrying value
At December 31, 2005	$668,283	$705,863
At December 31, 2006	$655,088	$691,791

Risk Management

The risk management function is integral to the Company and its objectives include ensuring that critical risks are identified continuously, monitored and managed effectively in order to protect the Company’s business.

Framework

Patni has adopted an integrated risk management framework that enables continuous identification, assessment, monitoring and management of the organization’s risks.  The audit committee of the board monitors the risk management framework to provide direction to the management. The framework is designed to identify and assess risks at the operational as well as entity level. The mitigation plan is designed based on management’s response to the assessed risks. The risk framework seeks to address the following key risks.

Business risks

Being the driver of the Company’s strategy, the top management is well acquainted with the risks inherent to the software development business and the risks emerging from its strategic decisions. Therefore, top management plays a significant role in addressing business risks. These risks can be classified as follows:

Concentration of Service Offerings

We derive a significant proportion of our revenues from insurance, manufacturing and financial services verticals. A breakdown of the industries is as follows:

	2004	2005	2006
Insurance	32.8%	27.7%	23.2%
Manufacturing	28.3%	21.9%	21.7%
Financial Services	19.2%	16.0%	15.3%
Telecom	2.6%	15.3%	18.9%
Others	17.1%	19.1%	21.0%
	100.0%	100.0%	100%

Since the acquisition of Cymbal Corporation in November 2004, the Company has significantly expanded operations in its telecommunications practice. The level of vertical diversification in its business has increased further with revenues from the telecom business. Other industry practices, including energy and utilities, retail and hospitality, contributed 6.7 per cent of the revenues in 2006. The Company’s technology practices – the ISV practice and the product engineering practice contributed 4.1 per cent and 10.1 per cent of the revenues respectively in 2006. The Company has demonstrated strong domain knowledge, a large scalable operation and a full services capability from multiple service lines including application development and maintenance, enterprise application systems, infrastructure management services, product engineering services and business process outsourcing. The Company endeavors to enhance its portfolio of industry segments response to the assessed and service offerings.

Client Concentration

A significant proportion of the derived from a small number of customers, of which GE is the strategy, the top largest. While maintaining a strong relationship with GE, the Company has made continuous efforts to obtain larger business from other customers. In 2006, GE revenues were marginally less than the previous revenues from all our other clients grew by 40.9 per cent. Revenues from clients outside the top 10 grew by 48.4 per cent in 2006 as compared to 2005. Thereby, the share of business from GE reduced from 31.7 per cent in 2004 to 22.1 per cent in 2005 to 14.6 per cent in 2006.

Country Concentration

Patni primarily derives its revenues from the U.S. With any slowdown in the recent trend of economic recovery in the U.S., technology spending by clients maybe reduced or postponed. This may negatively impact the business by lowering the demand for its services. The Company therefore continues to focus on market expansion in Europe, Japan, Asia-Pacific excluding Japan and other regions. To achieve this, the Company has enhanced its sales teams and opened new offices in many of the mentioned regions (CHECK). Our U.S. based revenues grew by 22.5 per cent whereas revenues from other regions grew by 62.1 per cent in 2006.

The following is the geography-wise break-up of revenues:

	2004	2005	2006
U.S.	87.8%	84.8%	80.8%
Europe	7.9%	9.1%	11.6%
Japan	3.3%	4.3%	3.8%
Asia-Pacific excluding Japan	0.6%	0.7%	2.3%
Rest of the World	0.4%	1.1%	1.5%

Scanning the Competitive Environment

The Company operates in a highly competitive environment. It faces competitive pressure from Indian IT services companies, multinational IT services companies, in-house IT departments, consulting firms, other countries such as China and Philippines and intermediaries. The Company has expanded its business in recent years through development, enhancement and acquisition of new service offerings and industry expertise and broadening of geographic presence. Patni strives to provide customers with superior solutions, by continuously developing technology intensive and innovative solutions.

The Product and Technology Initiatives (PTI) group and the Delivery Innovation group have been established to provide the Company with opportunities to sharpen its solution and technology edge. The PTI group is focused on applied research and development initiatives. It is also responsible for identifying new opportunities and developing solutions to address these opportunities. The group regularly tracks new technologies and market trends to identify such offerings. These offerings can be targeted solutions or intellectual property that can be leveraged by existing service offerings to deliver superior solutions. Focus group set up in PTI act as “Seeds for Centers of Excellence” in a particular technology or market, through these initiatives. The PTI group has also established systems that encourage all employees to participate in idea generation, evaluation and development of products or solutions.

The Delivery Innovation group is focused on operational excellence and serving customers in the most efficient manner. This group’s activities include developing and refining methodologies, tools and techniques, implementing metrics, improving estimation processes and adopting new technologies.

Business Models and Structure

Patni offers a wide spectrum of services in several industry and technology practices. The Company is continuously working towards enhancing the number of industry segments and service lines to manage revenue concentration and excessive dependence on any one industry practice, technology practice or service lines. The Company currently derives approximately 35.2 per cent of its revenues from fixed price contracts, as compared to 40.5 per cent in the previous year. All fixed price contracts are monitored closely to ensure that all contractual obligations and project deadlines are met and to mitigate the delivery risk. Patni has a dedicated risk management team that focusses on project delivery risks. It identifies the critical projects and monitors the delivery risks faced in relation to such projects. The Company faces potential risks arising out of political instability, changes in the currently favorable policies of the government towards the software sector, etc. The Indian government has recognized the global competitiveness of the Indian software industry and continues to adopt progressive policies to encourage sustainable growth of the industry.

Accounts Receivable

The Company’s receivables position, measured in terms of days’ sales outstanding, is at about 71 days. The Company primarily has Fortune 1000 customers and hence carries low credit risks. In case of non Fortune 1000 customers, the Company undertakes suitable credit assessments to secure itself from credit defaults and bad debts on account of such customers. The Company has suitably streamlined its processes to develop a more focused and aggressive receivables management system to ensure timely collections.

Existence and adequacy of internal controls

The Company has a well defined internal control system that is adequate and commensurate with the size and nature of its business. Clear roles, responsibilities and authorities, coupled with robust internal information systems, ensure appropriate information flow to facilitate effective monitoring. Adequate controls are established to ensure that assets of the Company are safeguarded and transactions are executed in accordance with documented policies. Compliance with the above policies is monitored through regular internal audits of processes as well as underlying transactions. The Company has appointed independent audit firms as internal auditors. The Audit Committee periodically reviews their reports and recommendations. Action plans are agreed with the process owners to facilitate proper implementation of the recommendations. The auditors also conduct follow up reviews to report on the efficacy of the implementation process.

Foreign exchange fluctuations

The Company earns revenues in various currencies, with revenues in US dollars comprising the bulk, whereas a significant part of costs is in Indian Rupee. This exposes the Company to risks arising out of fluctuations in the foreign exchange rates, especially in case of USD-INR. The Company seeks to reduce effect of such risks by using hedging instruments such as currency forwards and options. The treasury team focuses on mitigating foreign exchange fluctuation risks in accordance with the policy framed by the Audit Committee in this regard.

Liquidity Management

The Company has cash reserves and liquid assets, which are managed through efficient treasury operations. Patni is a nearly zero-debt Company except for a small exposure towards car leases. Its investment policy is driven by the objectives of i) ensuring adequate liquidity to meet any business exigency and ii) safety of its investments.

Accordingly, the investible surpluses are primarily deployed in debt mutual funds such as cash / liquid funds or short term debt funds. We also invest in fixed maturity plans of various tenors. The investments are well diversified to mitigate risk and are made in accordance with the policy framed by the Audit Committee in this regard.

Legal and regulatory risks

Conformity with Local Laws and Regulation

The Company has transnational operations, with a global workforce. This requires it to ensure that its diverse workforce is sensitive to and compliant with local laws. The Company has processes to make the workforce aware of local employment laws and significant legal requirements pertaining to work practices.

The Company has issued ADRs in the US and is listed on the New York Stock Exchange in December 2005. The company is exposed to regulatory requirements in the US. The Company is suitably represented by competent legal firms at different locations where it has its operations. These firms advise the Company on various requirements.

Directors and Officers Liability

Directors’ and Officers’ (D&O) liabilities are risks arising out of their commitments, statements and decisions which may result in legal liability to any third party. The Company has appropriately and sufficiently insured itself to mitigate such risks. In addition, there are internal policies, procedures and communications that guide the officers to act with proper diligence.

Contracts

Contractual risks may arise out of non-performance of contracts or any other breach in the contracts signed by the Company with its customers or other external entities. The Company has a centralized contract management cell that reviews contracts with the Company’s customers, key suppliers, business partners and associates. Suitable insurance covers including Errors & Omission and Commercial & General Liability have also been obtained. These insurances protect the Company from financial risks emanating from nonperformance of contractual obligations.

Taxation

The Company has trans-national operations. The Company operates in various geographies and is exposed to international tax laws including various elements of payroll taxes in such geographies. The Company is suitably represented by competent legal firms in such geographies where it has its operations. These firms advise the Company on various legal requirements. The Company takes a proactive approach and engages experts and consultants before the operations are set-up, so as to be compliant from initial stages itself.

Fixed asset and employee insurance

The fixed assets and facilities of the Company are comprehensively covered under suitable insurance policies. The Company has taken mediclaim cover for employees and their dependants. The Company also covers them for personal accident, permanent disability and critical illness. In addition, the Company covers the risks associated with medical illnesses for employees traveling abroad on deputation onsite.

Intellectual property

The Company has developed a comprehensive approach to protect itself against infringement of Intellectual Property (IP). The IP may belong to its customers, third parties or even to the Company. Processes are in place to protect the Company’s

IP from misuse by third parties. At the same time, the Company has controls in place to ensure that it is not exposed to risks associated with the misuse of IP or technology products owned by third parties. In addition, the Company ensures that only licensed software is used in all its facilities. Further, the legal cell ensures that IP related issues are given due consideration while executing agreements with customers or third parties.

Conducive environment for employee retention and development

The Company operates in a sector, where human resources are the most critical resources in business. Its human resources division, the resource management team and the business units work closely with each other to ensure timely and effective recruitment to support the growing business needs of the Company. The skills and experience of employees are aligned with the job requirements on a continuous basis to ensure the most productive and efficient allocation of resources. The Company also conducts training programmes to continuously enhance technical and behavioural skills of its employees. The Company encourages functional movements to promote employee development and growth thereby helping the Company in its pursuit of employee retention and improved productivity.

The Company operates in a sector where attrition rates are high. It therefore may face the challenge of attracting and retaining professional and skilled talent to be able to continuously deliver a superior quality of service. Patni endeavours to attract and retain the best professional talent, by creating a professional work culture, by offering exciting growth opportunities and by exposing employees to new technologies through on-going training programmes. The Company also offers ESOPs to certain employees.

Leadership development and continuity

The Company has a leadership development framework called Leadership Excellence At Patni (LEAP) through which it identifies employees with leadership potential who can lead the Company during challenging and difficult times.

Technology obsolescence, business continuity and disaster recovery planning

The Company could face problems with its existing infrastructure such as unavailability of internet, voice and international links, power failures, network systems failures, etc. which could adversely impact the delivery of services. Each development centre is connected to the national backbone built with high speed multiple data links from multiple vendors. The national backbone is designed with state-of-the-art technologies and protocols. The Company has several links to US Data Centers, using different routes provided by multiple service providers. Redundancy in data centre and communications room for air-conditioning, UPS, generators, power supply, fiber optic back bone for connecting LAN switches and a 24x7 tracking and monitoring system ensures that standby mechanisms take over immediately whenever any mission critical system breaks down. For mission critical systems and application the Company is using the high end blade and cluster servers with built-in high availability and redundancy. The Company’s IT infrastructure is being monitored with the help of state-of-art monitoring applications with automatic notification and escalation mechanism. There is also a 24x7 on-site team, which provides online support to the Company IT infrastructure. The Company has a very efficient multi tier virus tracking and scanning system to ensure a virus free environment. The Company has deployed multi tier security mechanism to protect Company’s IT infrastructure from malicious users.  Multi-tier clustered firewalls and intrusion prevention and/or detection systems are in place at all internet gateways to ensure adequate safety to all the Company’s systems and to prevent hacking.

The Company has reviewed and further strengthened its Disaster Recovery and Business Continuity Plans (DR/BCP) for all its operations over the last fiscal year. Periodic reviews are carried out to ensure that all the DR/BCP compliance requirements are met. Mock drills and audits are conducted to ensure the currency of the DR/BCP plans. The logical security of information systems is adequate and reviewed regularly since new threats occur every day. The security audit and architecture organization was strengthened with implementation of BS7799 certification and now the Company has adopted the ISO27001 standard for information security to further enhance the security processes. Data backups are taken daily and stored in fireproof safes. Backups are stored at secured remote locations. The Company has ensured un-interrupted power supply to all its development and data centers by deploying adequate redundant power sources to take care of power outages. The Company has deployed technologies like Storage Area Network (SAN) to ensure high availability of its own data.

Patni World-wide

NORTH AMERICA

Patni Computer Systems, Inc.

One Broadway

Cambridge, MA 02142.

Tel: +1 617-914-8000

Fax: +1 617-914-8200

E-mail: patni-usa@patni.com

Patni Computer Systems, Inc.

11260 Chester Road, Suite # 600

Spectrum Office Tower

Cincinnati, OH 45246.

Tel: +1 513-772-2072

Fax:+1 513-772-5082

E-mail: patni-usa@patni.com

Patni Computer Systems, Inc.

5901 Peachtree Dunwoody Road NE

Suite B-390

Atlanta, GA 30328.

Tel: +1 770-395-0300

Fax: +1 770-395-9911

E-mail: patni-usa@patni.com

Patni Computer Systems, Inc.

222 W Las Colinas

Suite 742 E

Irving, TX 75039.

Tel: +1 972-401-4800

Fax: +1 972-401-4801

E-mail: patni-usa@patni.com

Patni Computer Systems, Inc.

1521 California Circle

Milpitas, CA 95035.

Tel: +1-408-934-4800

Fax: +1-408-935-9690

E-mail: patni-usa@patni.com

Patni Computer Systems, Inc.

Harborside Plaza 5

Suite 2910, 29th Floor

Jersey City, NJ 07311.

Tel: +1 201-680-7600

Fax: +1 201 680-2180

E-mail: patni-usa@patni.com

Patni Computer Systems, Inc.

20700 Civic Center Drive

Suite 170

Southfield, MI 48076.

Tel: +1 248-663-4098

Fax: +1 248-663-4029

E-mail: patni-usa@patni.com

Patni Computer Systems, Inc.

1400 Opus Place

Suite 525

Downers Grove

IL 60515.

Tel: +1 630-874-1801

Fax: +1 630-271 9296

E-mail: patni-usa@patni.com

Patni Computer Systems, Inc.

940 South Coast Drive, Suite 175

Costa Mesa, CA 92626.

Tel: +1 714-241-9555

Fax: +1 714-241-9556

E-mail: patni-usa@patni.com

Patni Computer Systems, Inc.

10900 NE 8th Street, Suite 900

Bellevue, WA 98004.

Tel: +1 425 462 5870

Fax: +1 425 462 5890

E-mail: patni-usa@patni.com

Patni Computer Systems Inc.

205 N. Main Street

Bloomington, IL.

Tel: +1 309 823 4000

E-mail: patni-usa@patni.com

CANADA

Patni Computer Systems, Inc.

Telsec Business Centres

Suite 1801, 1 Yonge St

Office 21A, Toronto Star Building

Toronto, Ontario M5E 1W7.

Tel: +1 416-214-7840

Fax: +1 416-369-0515

E-mail: patni-usa@patni.com

EUK

Patni Computer Systems (UK) Ltd.

Vistacentre, 50 Salisbury Road

Hounslow, Middlesex TW4 6JQ.

Tel: +44 20 8538 0120

Fax: +44 20 8538 0276

E-mail: patni-uk@patni.com

Patni Computer Systems, Inc.

22 Upper Grosvenor Street

London W1K 7PE.

Tel: +44 (0) 207 629 4243

Fax: +44 (0) 207 629 4263

E-mail: patni-uk@patni.com

Patni Computer Systems GmbH.

Eurohaus, Lyonerstrasse 26

60528 Frankfurt, Germany.

Tel: +49 69 677 33 132/33

Fax: +49 69 677 33 200

E-mail: patni-germany@patni.com

Patni Computer Systems Ltd.

Indien Filial, Kista Entre

Knarrarnasgatan 7-9

164 40 Kista, Sweden.

Tel: +46 0 8 5229 1845

Fax: 46 0 8 5229 1846

E-mail: patni-sweden@patni.com

Patni Computer Systems Ltd.

Beech Avenue 54 - 80

1119 PW Schiphol-Rijk

The Netherlands.

Tel: +31 20 6586158

Fax: +31 20 6586111

E-mail: patni-nl@patni.com

APAC

Patni Computer Systems Ltd.

Akruti, MIDC Cross Road No 21

Andheri (E), Mumbai 400 093.

Tel: +91 22 6693 0500

Fax: +91 22 6693 0211

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Suite 202, 54 Miller Street

North Sydney, NSW 2060.

Tel: +61 2 8920 1122

Fax: +61 2 8920 1622

E-mail: patni-australia@patni.com

Patni Computer Systems Ltd.

Level 40, 140 William Street

Melbourne, VIC 3000.

Tel.: +61 03 9607 8371

Fax: +61 03 9607 8282

E-mail:patni-australia@patni.com

Patni Computer Systems Ltd.

55, SDF II, SEEPZ

Andheri (E), Mumbai 400 096.

Tel: +91 22 2829 1454

Fax: +91 22 2829 2764

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Electronic Sadan, No: III,

TTC Industrial Area, Mhape

Navi Mumbai 400 701.

Tel: +91 22 2763 7000

Fax: +91 22 2761 9602

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Maestros House

Building No.306, Sector No.2

Millennium Business Park, Mahape

Navi Mumbai 400 710.

Tel: +91 22 2778 3600

Fax: +91 22 2778 1086

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Patni Knowledge Park

IT 1 / IT 2, TTC Industrial Area

Thane-Belapur Road

Airoli, Navi Mumbai 400 708.

Tel:+ 91 22 3917 5000

Fax: +91 22 3917 5002

E-mail: patni-airoli@patni.com

Patni Computer Systems Ltd.

Unit 5-8, Electronic Sadan III

MIDC Bhosari, Pune 411 026.

Tel: +91 20 2710 5000

Fax: +91 20 2712 1882

E-mail: patni-pune@patni.com

Patni Computer Systems Ltd.

EL 31/10, “J” Block, MIDC, Bhosari

Pune 411 026.

Tel: +91 20 3985 6000

Fax: +91 20 2712 3396

E-mail: patni-pune@patni.com

Patni Computer Systems Ltd.

Level 0,1,2,5 & 6 Tower III

Cyber City, Magarpatta City Hadapsar

Pune 411 013.

Tel.: +91 20 3984 2000

Fax: +91 20 3984 2082

E-mail: patni-pune@patni.com

Patni Computer Systems Ltd.

C-28, Sector 58, Noida 201301.

Tel: +91 120 3062 000

Fax: +91 120 2589 711

E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

A-100, Sector 58, Noida 201301.

Tel: +91 120 3065 001

Fax: +91 120 3065 235

E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

A-4/5, 3rd Floor, Logix Park, Sector 16

Noida 201301.

Tel: +91 120 2516 880-3

Fax: + 91 120 2516 890

E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

A-78/9, GIDC Electronics Estate

Sector 25, Gandhinagar 382 016.

Tel: +91 79 2324 0905

Fax: +91 79 2324 2763

E-mail: patni-gnr@patni.com

Patni Computer Systems Ltd.

Sipcot IT Park, Old Mahabalipuram Road

Siruseri, Chennai 603 103.

Tel : +91 44 4744 4444

Fax: +91 44 4744 4445

E-mail: patni-chennai@patni.com

Patni Computer Systems Ltd.

43, Electronics City Phase 1

Hosur Road, Bangalore 560 100.

Tel: +91 80 4190 2100

Fax: +91 80 2852 7150

E-mail: patni-bangalore@patni.com

Patni Computer Systems Ltd.

Maximus Towers ‘2B’ III & IV Floors

Raheja Mindspace IT Park

Software Units Layout,

Madhapur, Hyderabad 500 081.

Tel: +91 40 3071 5000

Fax: +91 40 3071 5001

E-mail: patni-hyd@patni.com

Patni Computer Systems Ltd.

5Q4-A1 & A2, Cyber Towers

Hitec City, Madhapur, Hyderabad 500 081.

Tel: +91 40 2311 9800

Fax: +91 40 2311 9801

E-mail: patni-hyd@patni.com

Patni Computer Systems Ltd.

E-2, E-3, D-4 Mariner Block, Phase-1

Vanenburg IT Park, Plot-17

Software Units Layout

Madhapur, Hyderabad 500 081.

Tel: +91 40 5000 9800

Fax: +91 40 5000 9801

E-mail: patni-hyd@patni.com

Patni Computer Systems Ltd.

Japan Branch, Kudan Center Building 1F

4-1-7, Kudan-Kita, Chiyoda-ku

Tokyo 102-0073, Japan.

Tel: 81-3-3222-8031

Fax: 81-3-3222-8030

E-mail: patni-japan@patni.com

Patni Telecom Solutions Pvt Ltd

Dubai Branch Office No 3, 1st Floor

International Automotive Building

Plot No. 215-256, Umm Ramool

Dubai, UAE.

Tel: 971-4-2852826

Fax: 971-4-2852826

E-mail: patni-dubai@patni.com

Corporate Information

Board of Directors

Mr. Narendra K Patni, Chairman & CEO

Mr Gajendra K Patni, Executive Director

Mr. Ashok K Patni, Executive Director

Mr. William O Grabe, Director

Mr. Arun Duggal, Independent Director

Mr. Pradip Shah, Independent Director

Mr. Ramesh Venkateswaran, Independent Director

Mr. Michael A Cusumano, Independent Director

Mr Louis Theodoor van den Boog, Independent Director

Mr. Arun Maira, Additional Director

Mr. Abhay Havaldar, Alternate Director to Mr. William O Grabe

Company Secretary

Arun Kanakal

Bankers

Standard Chartered Bank

90 M G Road, Fort

Mumbai 400 023

India.

Investor Relations Office

Akruti Softech Park

MIDC Cross Road No. 21

Andheri (E) Mumbai 400 093

India.

Tel: +91 226693 0500

Fax: +91 22 2832 1750

e-mail: investors@patni.com

Registrars and Transfer Agents

Karvy Computershare Private Limited

Karvy House, 46, Avenue 4,

Street No. 1, Banjara Hills,

Hyderabad 500 034

India.

Tel: +91 402331 2454

Fax: +91 40 2331 1968

e-mail: patni@karvy.com

Auditors to the Company

BSR & Co.

(formerly Bharat S Raut & Co.)

Kamala Mills Compound

448, Senapati Bapat Marg

Lower Parel

Mumbai 400 013, India.

Tel: +91 22 3989 6000

Fax: +91 22 3983 6000

Registered Office

S-1A, F-1, Irani Market Compound

Yerawada, Pune 411 006

India.

Tel: +91 20 2669 3457

Fax: +91 202669 3859

Corporate Office

Akruti Softech Park

MIDC Cross Road No. 21

Andheri (E), Mumbai 400 093

India.

Tel: +91 22 6693 0500

Fax: +91 22 2832 1750

WWW.Patni.com

PATNI COMPUTER SYSTEMS LIMITED
Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune - 411 006.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Twenty Ninth Annual General Meeting of the Members of Patni Computer Systems Limited will be held at Hotel Le Meridien, R.B.M. Road, Opposite Pune Railway Station, Pune - 411001 on Thursday,  21 June 2007, at 11: 30 a.m. to transact the following Business:

Ordinary Business:

1.              To receive, consider and adopt the audited Balance Sheet as at 31 December 2006 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon.

2.              To declare dividend on equity shares for the year ended 31 December 2006.

3.              To appoint a director in place of Dr. Michael A. Cusumano, who retires by rotation and being eligible, offers himself for reappointment.

4.              To appoint a director in place of Mr. Louis Theodoor van den Boog, who retires by rotation and being eligible, offers himself for reappointment.

5.              To appoint Auditors to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration.

Special Business:

6.              Appointment of Branch Auditors

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sub-Section 3 of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, the Board of Directors be and is hereby authorised to re-appoint M/s. Baker Tilly Stockholm, Chartered Accountants, as Sweden Branch Auditors to hold office from the conclusion of this Meeting to the conclusion of the next Annual General Meeting and to fix their remuneration for auditing the accounts of the Company’s branch office at Sweden for the year ended 31 December 2007.”

7.              Appointment under Section 314 of the Companies Act, 1956

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 314 and other applicable provisions, if any, of the Companies Act, 1956 including any statutory modifications or re-enactment thereof, consent and approval of the Company be and is hereby accorded to Mr. Anirudh Patni, a relative of Mr. N. K. Patni, Chairman and CEO of the Company, to hold and continue to hold an office or place of profit as Vice President - Corporate Development, of Patni Computer Systems Inc., (Patni Inc.) a wholly owned subsidiary of the Company on a revised salary of US$ 200,000/- (which shall be subject to annual upward adjustment not exceeding 15 % on drawn salary) + 50 % variable (KRA and Company performance based) per annum and other allowances, perquisites, benefits and amenities as applicable to others in the same grade in Patni Inc. as per its policy, with effect from 1 April 2007”.

24 April 2007	By Order of the Board
Corporate Office:
Akruti Softech Park,	Arun Kanakal
MIDC Cross Road No.21,	Company Secretary
MIDC, Andheri (East),
Mumbai - 400 093

NOTES:

1.               The Explanatory Statement, pursuant to Section 173 of the Companies Act, 1956, in respect of the business under item No.6 & 7 above, is annexed hereto.

2.               A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

The Instrument appointing a Proxy, to be effective, must be duly filled, stamped and signed and must reach the Company’s Registered Office not less than 48 hours before the commencement of the Meeting.

3.               The Register of Members and the Share Transfer Books of the Company will be closed from 14 June 2007 to 21 June 2007, both days inclusive, for the purpose of payment of dividend.

The dividend, if declared, will be paid on or after 26 June 2007 but within the statutory time limit of 30 days, to those Members entitled thereto whose names appear in the Register of Members of the Company as on 14 June 2007. In respect of shares held in dematerialized form in the Depository System, dividend thereon will be paid to the beneficial owners as per the list to be provided by the NSDL/CDSL.

4.               All correspondence regarding shares of the Company should be addressed to the Company’s Registrar and Share Transfer Agent, Karvy Computershare Private Limited, (Unit: Patni Computer Systems Limited) at 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad- 500 034.

5.               Members may avail of the facility for making nominations by nominating, in the prescribed form, a person to whom Member’s shares in the Company shall vest in the event of Member’s death. Interested Members may write to the Company / R & T Agent for the prescribed form.

6.               Queries on accounts and operations of the Company, if any, may please be sent to the Company seven days in advance of the Meeting so that the answers may be available at the Meeting.

7.               Members are requested to bring their personal copy of the Annual Report to the Meeting.

EXPLANATORY STATEMENT
Pursuant to Section 173(2) of the Companies Act, 1956

The following Explanatory statement sets out all material facts relating to items no. 6 & 7 of the accompanying Notice of the Annual General Meeting to be held on 21 June 2007.

Item No. 6

The Company has a branch office in Sweden, The Company had appointed MIs. Baker Tilly Stockholm, Chartered Accountants (formerly MIs. Wallin & Wahlberg), as Auditors of the Sweden branch as per requirements of Swedish law, until the conclusion of this Annual General Meeting. It is proposed to re-appoint them as the Auditors for Sweden Branch. MIs. Baker Tilly Stockholm have confirmed their willingness to act as the auditors, if appointed.

The Board recommends the resolution for your approval.

None of the Directors of the Company are concerned or interested in the resolution.

Item No. 7

Mr. Anirudh Patni (Son of Mr. N. K. Patni, Chairman & CEO) has been working with Patni Computer Systems Inc. (Formerly Data Conversion Inc.) since 1999. He has been actively involved in the operations of Patni Computer Systems Inc., since then. In April 2006, Mr. Anirudh Patni was appointed as Director - Corporate Development, in Patni Computer Systems Inc. (“Patni Inc”), a wholly owned Subsidiary of the Company. The appointment was also approved by the Members of the Company under Section 314 (1) of the Companies Act, 1956 by passing the special resolution at the Annual General Meeting held on 21 June 2006.

Since then and consequent to Performance Appraisal of Mr. Anirudh Patni, it is now proposed to revise the designation and remuneration payable to him as under:

Salary: US$ 200,000/- (which shall be subject to annual upward adjustment not exceeding 15 % on drawn salary) + 50 % variable (KRA and Company performance based) per annum and other allowances, perquisites, benefits and amenities as per the policy of Patni Inc. applicable to his grade.

Designation: Vice President - Corporate Development

The revision will be effective from 1 April 2007 which will align with the revisions within the rest of the company in 1 April each year.

Accordingly, it is proposed to seek the approval of the Members as per the resolution proposed.

Mr. N. K. Patni being relative of Mr. Anirudh Patni is deemed to be directly interested in this item. Mr. G K Patni and Mr. A. K. Patni being relatives of Mr. N. K. Patni are deemed to be directly or indirectly concerned or interested in this item.

None of the other directors are concerned or interested in the proposed resolution.

The Board recommends the resolution for your approval.

For Patni Computer Systems Limited

Dated: 24 April 2007	Arun Kanakal Company Secretary

Annexure to Item No 3 & 4
Details of Directors seeking re-appointment at the Annual General Meeting

Dr. Michael A. Cusumano has been a director since April, 2004. Dr. Cusumano is the Sloan Management Review Distinguished Professor at the Massachusetts Institute of Technology’s Sloan School of Management. He specializes in strategy, product development and entrepreneurship in the computer software industry as well as automobiles and consumer electronics. He teaches courses on Strategic Management, Technological Innovation and Entrepreneurship and the Software Business.

Dr. Cusumano received a B.A. degree from Princeton in 1976 and a Ph.D. from Harvard in 1984. He completed a postdoctoral fellowship in Production and Operations Management at the Harvard Business School during 1984-86. He is fluent in Japanese and has lived and worked in Japan for seven years. He received two Fulbright Fellowships and a Japan Foundation Fellowship for studying at Tokyo University. He has been a visiting professor in management at Hitotsubashi University and Tokyo University in Japan and the University of St. Gallen in Switzerland, and a visiting professor in computer science at the University of Maryland. He has consulted for more than 50 major companies around the world, including Alcatel, AOL, AT&T, Business Objects, Cisco, Ericsson, Fiat, Ford, Fujitsu, General Electric, Fidelity, Verizon, Hitachi, i2 Technologies, IBM, Intel, Lucent, Motorola, NASA, NEC, Nokia, Nortel, Robert Bosch, Schlumberger, Siemens, Texas Instruments and Toshiba. He has also served as editor-in-chief and chairman of the MIT Sloan Management Review and writes periodically for Communications of the ACM as well as The Wall Street Journal, Computerworld, The Washington Post and other publications. He has published eight books and is also a director of Coral Networks.

Dr. Cusumano is a member of Compensation & Remuneration Committee and Corporate Governance / Nomination Committee of Directors of the Company.

As on date, Dr. Cusumano does not hold any shares in the Company, but holds options granted under Company’s Stock Option Scheme.

Mr. Louis T. van den Boog has been a director since March, 2005. Mr. van den Boog has a Master’s degree in Business Economics and in Public Accounting from the Free University in Amsterdam.

Mr. van den Boog is an IT industry veteran with approximately 20 years experience in the software industry as well as extensive experience in mergers and acquisitions, public offerings and private equity and venture capital fundings. Mr. van den Boog has supported a series of European and U.S. portfolio companies, in particular as a director of Metapath Software International, GWI AG, abaXX Technology AG and other software and services companies looking to expand internationally. Mr. van den Boog was previously with Oracle Corporation where he helped to build the European operations of the company.

Mr. van den Boog is a member of Audit Committee of Directors of the Company.

Mr. van den Boog holds 48,002 equity shares of the Company as on 31 March 2007. This shareholding was acquired by Mr. van den Boog through previous co-investment rights in which Mr. van den Boog invested in various General Atlantic LLC investment vehicles, including one that is an investor in General Atlantic Mauritius Limited, as a result he has an approximate 0.2% ownership interest in General Atlantic Mauritius Limited.

Mr. van den Boog also holds options granted under Company’s Stock Option Scheme.

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune - 411 006.

Proxy Form

Ledger Folio No.	DP ID*

Client ID*	No. of Shares held

I/We
of	being a member(s) of the above named Company,
hereby appoint	or failing him
of

as my/our proxy and to vote for me/us on my/our behalf at the TWENTY-NINTH ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien, R. B. M. Road, Opp. Pune Railway Station, Pune - 411 001, to be held on Thursday, 21 June 2007, at 11 :30 a.m. or at any adjournment thereof.

Signed this day of , 2007	Please Affix
Revenue
Stamp
(Signature of the Member)

* Applicable for the Members holding shares in electronic form.

Note: This form duly completed and signed should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting.

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune - 411 006.

Attendance Slip

Ledger Folio No.	DP ID*

Client ID*	No. of Shares held

Full Name of the Member attending (IN BLOCK LETTERS):

Full Name of Proxy (IN BLOCK LETTERS):

(To be filled in if Proxy attends instead of the Member)

I hereby record my presence at the TWENTY-NINTH ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien, R. B. M. Road, Opp. Pune Railway Station, Pune - 411 001, on Thursday, 21 June 2007 at 11: 30 a.m.

(Signature of the Member)
(To be signed at the time of handing over this slip)

* Applicable for the Members holding shares in electronic form.

Note: Members are requested to bring their copies of the Annual Report to the meeting.

DETACH PROXY CARD HERE

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be indicated (x) in Black or Blue ink.

Voting on this proxy card is by reference to the Notice of Meeting for the Annual General Meeting issued by the Company dated April 24, 2007.
For a copy of the annual report and financial statements please go to www.patni.com.

ORDINARY BUSINESS		FOR	AGAINST	ABSTAIN

1.	To receive, consider and adopt the audited Balance Sheet as at 31 December 2006 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon.	☐	☐	☐

2.	To declare dividend on equity shares for the year ended 31 December 2006.	☐	☐	☐

3.	To appoint a director in place of Dr. Michael A. Cusumano, who retires by rotation and being eligible, offers himself for reappointment.	☐	☐	☐

4.	To appoint a director in place of Mr. Louis Theodoor van den Boog, who retires by rotation and being eligible, offers himself for reappointment.	☐	☐	☐

5.	To appoint Auditors to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration.	☐	☐	☐

SPECIAL BUSINESS

6.	Appointment of Branch Auditors	☐	☐	☐

7.	Appointment under Section 314 of the Companies Act, 1956	☐	☐	☐

	To change your address, please mark this box.			☐

SCAN LINE

The Voting Instructionmust be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instructionmust be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

PATNI COMPUTER SYSTEMS LIMITED

Instructions to The Bank of New York, as Depositary

(Must be received prior to 5:00 PM (New York time) on June 14, 2007)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Patni Computer Systems Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on May 25, 2007 (US Record Date) at the Annual General Meeting of Shareholders of Patni Computer Systems Limited to be held on June 21, 2007 at Hotel Le Meridien, R.B.M. Road, opposite Pune Railway Station, Pune – 411001, India in respect of the resolutions specified on the reverse.

NOTES:

1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution.

2. In absence of any instructions, a discretionary proxy will be given to a person designated by the Issuer.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 7, 2007	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary